
13001594

TIFFANY & CO.

LEGENDARY FOR 175 YEARS

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2013

NOTICE OF 2013 ANNUAL MEETING AND PROXY STATEMENT






TIFFANY & CO.

T & CO
1837




TIFFANY & CO. SCHLUMBERGER® STARS AND MOONS NECKLACE; TIFFANY & CO. SCHLUMBERGER® BRACELETS OF PAILLONNÉ ENAMEL AND GOLD; TIFFANY ENCHANT SCROLL PENDANT; PALOMA PICASSO® VILLA PALOMA PALM PENDANT; THE TIFFANY® SETTING DIAMOND ENGAGEMENT RING; TIFFANY 1837™ CUFF IN RUBEDO® METAL; TIFFANY SOLESTE® OVAL AQUAMARINE RING; TIFFANY & CO. SCHLUMBERGER® STARS AND MOONS NECKLACE (DETAIL).

TIFFANY & CO.

727 FIFTH AVENUE
NEW YORK, NEW YORK 10022

212 755 8000

MICHAEL J. KOWALSKI
CHAIRMAN OF THE BOARD
CHIEF EXECUTIVE OFFICER

March 22, 2013

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Tiffany & Co. on Thursday, May 16, 2013 at 9:30 a.m. in the Great Ballroom of the W New York - Union Square hotel, 201 Park Avenue South (at 17th Street), New York, New York.

In order to be admitted to the meeting, you will need to provide identification and proof of stock ownership. Stockholders owning their shares in "street name" (i.e. shares held in a brokerage account) must show either a brokerage statement or a proxy card indicating ownership as of March 19, 2013 (the record date for the meeting). Stockholders owning their shares in "registered" form (i.e. on record with Tiffany's transfer agent) need only provide identification.

Your participation in the affairs of Tiffany & Co. is important. Therefore, whether or not you plan to attend the meeting, please vote your shares by accessing the Internet site to vote electronically, by completing and returning the enclosed proxy card or by calling the number listed on the card.

. . . . .

Tiffany's financial results in fiscal 2012 (the year ended January 31, 2013) did not meet our expectations. We faced difficult year-over-year comparisons, challenging economic conditions and product cost pressures.

Worldwide net sales rose 4% to $3.8 billion and gross profit declined as a percentage of net sales. Net earnings declined 11% (excluding nonrecurring items in the prior year) to $416 million, or $3.25 per diluted share, following an earnings increase (excluding nonrecurring items) of 24% in fiscal 2011 when worldwide net sales had increased 18%.

Tiffany's balance sheet remains strong. We finished the year with $505 million of cash and cash equivalents; total short-term and long-term debt represented 37% of stockholders' equity. During the year we took advantage of the low interest-rate environment by securing $250 million of long-term debt at 4.40% while paying off higher-rate maturing debt. And we increased the cash dividend on common stock by 10%, representing the 11th increase over a 10-year period.

In 2012, we added a net of 28 Company-operated stores, including 13 in the Americas, 8 in Asia-Pacific and 2 in Europe. We also assumed control of 5 locations in the United Arab Emirates that were previously operated through a wholesale relationship. We operated 275 stores at year-end.

We also continued to invest in the infrastructure necessary to support our global expansion. Our proprietary distribution, manufacturing and diamond sourcing networks remain critical to our global supply chain and to our product quality, and represent a sustainable competitive advantage that we will build upon going forward.

Throughout the year, we continued to evolve our product selection and our marketing communications to enhance our competitive position among more affluent consumers. And 2012 was the year of our 175th Anniversary, so we were proud to tell the inspired stories behind our legendary history and design legacy across all marketing channels.

Our product development efforts generally focused upon diamond and other gemstone jewelry and higher-price-point opportunities in our silver and gold jewelry collections. We introduced the new TIFFANY ENCHANT diamond jewelry collection and expanded our offerings of yellow diamonds. In Tiffany's tradition of materials innovation, we introduced the beautiful new RUBEDO® metal. And we were delighted to secure a long-term commitment from Elsa Peretti allowing us to continue to present her extraordinary body of designs.

Our plans for the coming year include new store openings, exciting product introductions and compelling marketing and promotional activities. We remain confident in the long-term growth potential of Tiffany, and look forward to updating you on our progress.

Thank you for your long-term interest and confidence.

Sincerely,



FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts and stores)	2012	2011
Net sales	$ 3,794,249	$ 3,642,937
Increase from prior year	4%	18%
Worldwide comparable store sales increase on a constant-exchange-rate basis *	1%	13%
Net earnings	$ 416,157	$ 439,190
(Decrease) increase from prior year	(5%)	19%
As a percentage of net sales	11%	12%
Per diluted share	$ 3.25	$ 3.40
Weighted-average number of diluted common shares	127,934	129,083
Return on average assets	9%	11%
Return on average stockholders' equity	17%	19%
Cash flows from operating activities	$ 328,290	$ 210,606
Cash dividends paid per share	$ 1.25	$ 1.12
Company-operated TIFFANY & CO. stores	275	247

All references to years relate to fiscal years that end on January 31 of the following calendar year.

See "Item 6. Selected Financial Data" for nonrecurring items that affected 2011 earnings.

* See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Measures" for a reconciliation of GAAP to non-GAAP measures.

Tiffany & Co. Year-End Report 2012

Table of Contents

Annual Report on Form 10-K for the fiscal year ended January 31, 2013

Tiffany & Co. Year-End Report 2012

Table of Contents

Proxy Statement for the 2013 Annual Meeting of Stockholders

Tiffany & Co. Year-End Report 2012

Table of Contents

Corporate Information

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file no. 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

Delaware	**13-3228013**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
727 Fifth Avenue, New York, New York	**10022**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (212)755-8000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form10-K or any amendment to this Form10-K. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒ Accelerated filer ☐
Non-Accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
As of July 31, 2012, the aggregate market value of the registrant's voting and non-voting stock held by non-affiliates of the registrant was approximately $6,820,050,025 using the closing sales price on this day of $54.93. See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.
As of March 19, 2013, the registrant had outstanding 127,117,333 shares of its common stock, $.01 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE.

The following documents are incorporated by reference into this Annual Report on Form 10-K: Registrant's Proxy Statement Dated April 5, 2013 (Part III).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including documents incorporated herein by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 concerning the Registrant's goals, plans and projections with respect to store openings, sales, retail prices, gross margin, expenses, effective tax rate, net earnings and net earnings per share, inventories, capital expenditures, cash flow and liquidity. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. One can identify these forward-looking statements by the fact that they use words such as "believes," "intends," "plans" and "expects" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on management's current plans and involve inherent risks, uncertainties and assumptions that could cause actual outcomes to differ materially from current goals, plans and projections. The Registrant has included important factors in the cautionary statements included in this Annual Report, particularly under "Item 1A. Risk Factors," that the Registrant believes could cause actual results to differ materially from any forward-looking statement.

Although the Registrant believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date this Annual Report on Form 10-K was first filed with the Securities and Exchange Commission. The Registrant undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changes in expectations or otherwise.

PART I

Item 1. Business.

GENERAL HISTORY OF BUSINESS

The Registrant (also referred to as Tiffany & Co.) is a holding company that operates through its subsidiary companies (the "Company"). The Registrant's principal subsidiary is Tiffany and Company ("Tiffany"). Charles Lewis Tiffany founded Tiffany's business in 1837. He incorporated Tiffany in New York in 1868. The Registrant acquired Tiffany in 1984 and completed the initial public offering of the Registrant's Common Stock in 1987. The Registrant, through its subsidiaries, sells jewelry and other items that it manufactures or has made by others to its specifications.

FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The Registrant's segment information for the fiscal years ended January 31, 2013, 2012 and 2011 is reported in "Item 8. Financial Statements and Supplementary Data – Note Q. Segment Information."

NARRATIVE DESCRIPTION OF BUSINESS

All references to years relate to fiscal years that end on January 31 of the following calendar year.

MAINTENANCE OF THE TIFFANY & CO. BRAND

The TIFFANY & CO. brand (the "Brand") is the single most important asset of Tiffany and, indirectly, of the Registrant. The strength of the Brand goes beyond trademark rights (see "TRADEMARKS" below) and is derived from consumer perceptions of the Brand. Management monitors the strength of the Brand through focus groups and survey research.

Management believes that consumers associate the Brand with high-quality gemstone jewelry, particularly diamond jewelry; excellent customer service; an elegant store and online environment; upscale store locations; "classic" product positioning; distinctive and high-quality packaging materials (most significantly, the TIFFANY & CO. blue box); and sophisticated style and romance. Tiffany's business plan includes expenses to maintain the strength of the Brand, such as the following:

- Maintaining its position within the high-end of the jewelry market requires Tiffany to invest significantly in diamond and gemstone inventory and to accept reduced overall gross margins; it also causes some consumers to view Tiffany as beyond their price range;
- To provide excellent service, stores must be well staffed with knowledgeable professionals;
- Elegant stores in the best "high street" and luxury mall locations are more expensive and difficult to secure and maintain, but reinforce the Brand's luxury connotations through association with other luxury brands;
- In-store display practices enable Tiffany to showcase fine jewelry in a manner consistent with the Brand's positioning but require sufficient space;
- The classic positioning of much of Tiffany's product line supports the Brand, but limits the display space that can be allocated to new product introductions;

- Tiffany's packaging supports consumer expectations with respect to the Brand but is expensive; and
- A significant amount of advertising is required to both reinforce the Brand's association with luxury, sophistication, style and romance, as well as to market specific products.

All of the foregoing require that management make tradeoffs between business initiatives that might generate incremental sales and profits and Brand maintenance objectives. This is a dynamic process. To the extent that management deems that product, advertising or distribution initiatives will unduly and negatively affect the strength of the Brand, such initiatives have been and will be curtailed or modified appropriately. At the same time, Brand maintenance suppositions are regularly questioned by management to determine if the tradeoff between sales and profit is truly worth the positive effect on the Brand. At times, management has determined, and will in the future determine, that the strength of the Brand warranted, or that it will permit, more aggressive and profitable distribution and marketing initiatives.

REPORTABLE SEGMENTS

Americas

In 2012, sales in the Americas were 48% of worldwide net sales, while sales in the U.S. represented 89% of net sales in the Americas.

Retail Sales. Retail sales in the Americas are transacted in 115 Company-operated TIFFANY & CO. stores in (number of stores at January 31, 2013 included in parentheses): the U.S. (91), Canada (11), Mexico (9) and Brazil (4). Included within these totals are 11 Company-operated stores located within various department stores in Canada and Mexico.

Internet and Catalog Sales. Tiffany and its subsidiaries distribute a selection of their products in the U.S. and Canada through the websites at www.tiffany.com and www.tiffany.ca. To a lesser extent, sales are also generated through catalogs that Tiffany distributes to its proprietary list of customers in the U.S. and Canada and to mailing lists rented from third parties.

Business-to-Business Sales. Business sales executives call on business clients, selling products drawn from the retail product line and items specially developed for the business market, including trophies and items designed for the particular customer. Most sales occur in the U.S. Price allowances are given to business account holders for certain purchases. Business customers have typically made purchases for gift giving, employee service and achievement recognition awards, customer incentives and other purposes. Products and services are marketed through a sales organization, through advertising in newspapers and business periodicals, and through the publication of special catalogs. Business account holders may also make purchases through the Company's website at www.tiffany.com/business.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in markets in the Central/South American and Caribbean regions. Such sales represent less than 1% of worldwide net sales.

Asia-Pacific

In 2012, sales in Asia-Pacific represented 21% of worldwide net sales.

Retail Sales. Retail sales in Asia-Pacific are transacted in 66 Company-operated TIFFANY & CO.

stores in (number of stores at January 31, 2013 included in parentheses): China (22), Korea (14), Hong Kong (8), Taiwan (7), Australia (6), Singapore (5), Macau (2) and Malaysia (2). Included within these totals are 23 Company-operated stores located within various department stores.

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in Australia through its website at www.tiffany.com.au.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Asia-Pacific markets. Such sales represent less than 1% of worldwide net sales.

Japan

In 2012, sales in Japan represented 17% of worldwide net sales.

Retail Sales. The Registrant does business in Japan through its wholly-owned subsidiary, Tiffany & Co. Japan, Inc. ("Tiffany-Japan"), in 55 stores. Included within this total are 51 Tiffany-Japan-operated stores located within Japanese department stores, representing 82% of Tiffany-Japan's net sales. There are four large department store groups in Japan. Tiffany-Japan operates TIFFANY & CO. stores in locations controlled by these groups as follows (number of locations at January 31, 2013 included in parentheses): Isetan Mitsukoshi (14), J. Front Retailing Co. (Daimaru and Matsuzakaya department stores) (10), Takashimaya (9) and Millennium Retailing Co. (Sogo and Seibu department stores) (4). Tiffany-Japan also operates 14 stores in department stores controlled by other Japanese companies.

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in Japan through its website at www.tiffany.co.jp.

Business-to-Business Sales. Products drawn from the retail product line and items specially developed are sold to business customers.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Japan. Such sales represent less than 1% of worldwide net sales.

Europe

In 2012, sales in Europe represented 11% of worldwide net sales, while sales in the United Kingdom represented slightly less than half of European net sales.

Retail Sales. Retail sales in Europe are transacted in 34 Company-operated TIFFANY & CO. stores in (number of stores at January 31, 2013 included in parentheses): the United Kingdom (10), Germany (6), Italy (5), France (4), Spain (2), Switzerland (2), Austria (1), Belgium (1), the Czech Republic (1), Ireland (1), and the Netherlands (1). Included within these totals are seven Company-operated stores located within various department stores.

Internet Sales. The Company offers a selection of TIFFANY & CO. merchandise for purchase in the United Kingdom, Austria, Belgium, France, Germany, Ireland, Italy, the Netherlands and Spain through its websites which are accessible through www.tiffany.com.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in Europe. Such sales represent less than 1% of worldwide net sales.

Other

Other consists of all non-reportable segments.

Retail Sales. Since July 2012, retail sales have been transacted in five TIFFANY & CO. stores in the United Arab Emirates ("U.A.E."). See "Item 8. Financial Statements and Supplementary Data – Note C. Acquisition" for additional information.

Wholesale Distribution. Selected TIFFANY & CO. merchandise is sold to independent distributors for resale in certain emerging markets primarily in the Middle East and Russia ("Emerging Markets"). Such sales represent less than 1% of worldwide net sales.

Wholesale Sales of Diamonds. The Company regularly purchases parcels of rough diamonds for its polishing and further processing. Some rough diamonds so purchased, and a small percentage of diamonds so polished, are found not to be suitable for Tiffany jewelry; those diamonds are sold to third parties. The Company's objective from such sales is to recoup its original costs, thereby earning minimal, if any, gross margin on those transactions.

Licensing Agreements. The Company receives earnings from licensing agreements with Luxottica Group for the distribution of TIFFANY & CO. brand eyewear and with The Swatch Group Ltd. (the "Swatch Group") for TIFFANY & CO. brand watches. The earnings received from licensing agreements represented less than 1% of worldwide net sales in 2012, 2011 and 2010. See "Item 3. Legal Proceedings" for additional information concerning the Swatch Group.

Expansion of Operations

Management regularly evaluates potential markets for new TIFFANY & CO. stores with a view to the demographics of the area to be served, consumer demand and the proximity of other luxury brands and existing TIFFANY & CO. locations. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the Brand, but believes that there are a significant number of opportunities remaining in new and existing markets that will meet the requirements for a TIFFANY & CO. location in the future.

The following chart details the number of TIFFANY & CO. retail locations operated by the Registrant's subsidiary companies since 2002:

	Americas						
Year:	U.S.	Canada & Latin America	Asia-Pacific	Japan	Europe	Other	Total
2002	47	5	20	48	11	–	131
2003	51	7	22	50	11	–	141
2004	55	7	24	53	12	–	151
2005	59	7	25	50	13	–	154
2006	64	9	28	52	14	–	167
2007	70	10	34	53	17	–	184
2008	76	10	39	57	24	–	206
2009	79	12	45	57	27	–	220
2010	84	12	52	56	29	–	233
2011	87	15	58	55	32	–	247
2012	91	24	66	55	34	5	275

As part of its long-term strategy to open additional stores, management plans to add 14 (net) Company-operated stores in 2013 (opening 5 in the Americas, 7 in Asia-Pacific and 3 in Europe while closing one in Japan).

As noted above, the Company currently operates e-commerce enabled websites in 13 countries. Sales transacted on those websites accounted for 6% of worldwide net sales in 2012, 2011 and 2010. The Company periodically invests in enhancing these websites and intends to expand its e-commerce sites to additional countries in the future.

Products

The Company's principal product category is jewelry, which represented 90%, 91% and 91% of worldwide net sales in 2012, 2011 and 2010. Tiffany offers an extensive selection of TIFFANY & CO. brand jewelry at a wide range of prices. Designs are developed by employees, suppliers, independent designers and independent "named" designers (see "MATERIAL DESIGNER LICENSE" below).

The Company also sells timepieces, leather goods, sterling silver goods (other than jewelry), china, crystal, stationery, fragrances and accessories, which represented, in total, 8% of worldwide net sales in 2012, 2011 and 2010. The remaining 1% - 2% of worldwide net sales were attributable to wholesale sales of diamonds and earnings received from third-party licensing agreements.

Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category

2012	% of total Americas Sales	% of total Asia-Pacific Sales	% of total Japan Sales	% of total Europe Sales	% of total Reportable Segment Sales
Statement, fine & solitaire jewelry [a]	19%	23%	14%	15%	19%
Engagement jewelry & wedding bands [b]	23%	36%	42%	26%	29%
Silver, gold & RUBEDO® metal jewelry [c]	33%	28%	15%	44%	30%
Designer jewelry [d]	14%	11%	21%	11%	14%
2011					
Statement, fine & solitaire jewelry [a]	18%	24%	13%	15%	18%
Engagement jewelry & wedding bands [b]	23%	37%	41%	24%	29%
Silver & gold jewelry [c]	33%	28%	16%	46%	30%
Designer jewelry [d]	14%	9%	22%	11%	14%

FORM 10-K

2010	% of total Americas Sales	% of total Asia-Pacific Sales	% of total Japan Sales	% of total Europe Sales	% of total Reportable Segment Sales
Statement, fine & solitaire jewelry [a]	17%	24%	13%	15%	17%
Engagement jewelry & wedding bands [b]	21%	35%	42%	25%	28%
Silver & gold jewelry [c]	36%	28%	17%	45%	32%
Designer jewelry [d]	15%	10%	20%	12%	14%

a) This category includes statement, fine and solitaire jewelry (other than engagement jewelry). Most items in this category contain diamonds, other gemstones or both. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 9% of sales. The average price of merchandise sold in 2012, 2011 and 2010 in this category was approximately $5,500, $5,400 and $4,400 for total reportable segments.

b) This category includes diamond engagement rings and wedding bands marketed to brides and grooms. Most sales in this category are of items containing diamonds. Most jewelry in this category is constructed of platinum, although gold was used as the primary metal in approximately 6% of sales. The average price of merchandise sold in 2012, 2011 and 2010 in this category was approximately $3,800, $3,800 and $3,400 for total reportable segments.

c) This category generally consists of non-gemstone, sterling silver (approximately 70% of the category in 2012), gold or RUBEDO® metal (beginning in 2012) jewelry, although small gemstones are used as accents in some pieces. RUBEDO® metal is an alloy composed of copper, gold and silver which was developed by the Company. This category does not include jewelry that bears a designer's name. The average price of merchandise sold in 2012, 2011 and 2010 in this category was approximately $260, $250 and $220 for total reportable segments.

d) This category generally consists of platinum, gold and sterling silver jewelry (approximately 40% of the category in 2012), some of which contains diamonds, other gemstones or a combination of both. This category includes only items that bear the name of and are attributed to one of the Company's "named" designers: Elsa Peretti, Paloma Picasso and Frank Gehry (refer to "MATERIAL DESIGNER LICENSE" below). The average price of merchandise sold in 2012, 2011 and 2010 in this category was approximately $490, $470 and $410 for total reportable segments.

Certain reclassifications within the jewelry categories have been made to the prior years' amounts to conform to the current year category presentation.

ADVERTISING, MARKETING, PUBLIC AND MEDIA RELATIONS

The Company regularly advertises, primarily in newspapers and magazines, and increasingly through digital media. Public and media relations activities are also significant to the Company's business. The Company engages in a program of media activities and marketing events to maintain consumer awareness of the Brand and TIFFANY & CO. products, as well as publishes its well-known *Blue Book* to showcase its high-end jewelry. In 2012, 2011 and 2010, the Company spent $242,524,000, $234,050,000 and $197,597,000, representing 6.4% of worldwide net sales in all three years, on advertising, marketing, public and media relations, which include costs for media, production, catalogs, Internet, visual merchandising (in-store and window displays), events and other related items.

In addition, management believes that the Brand is enhanced by a program of charity sponsorships, grants and merchandise donations. The Company also makes donations to The Tiffany & Co. Foundation, a private foundation organized to support 501(c)(3) charitable organizations. The efforts of this Foundation are concentrated in environmental conservation, urban parks and support for the decorative arts.

TRADEMARKS

The designations TIFFANY® and TIFFANY & CO. ® are the principal trademarks of Tiffany, and also serve as tradenames. Through its subsidiaries, the Company has obtained and is the proprietor of trademark registrations for TIFFANY and TIFFANY & CO., as well as the TIFFANY BLUE BOX® and the color TIFFANY BLUE® for a variety of product categories in the U.S. and in other countries.

Tiffany maintains a program to protect its trademarks and institutes legal action where necessary to prevent others either from registering or using marks which are considered to create a likelihood of confusion with the Company or its products.

Tiffany has been generally successful in such actions and management considers that the Company's worldwide trademark rights in TIFFANY and TIFFANY & CO. are strong. However, use of the designation TIFFANY by third parties on unrelated goods or services, frequently transient in nature, may not come to the attention of Tiffany or may not rise to a level of concern warranting legal action.

Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, counterfeit TIFFANY & CO. goods remain available in many markets because it is not possible or cost-effective to eradicate the problem. The cost of enforcement is expected to continue to rise. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers and on the Internet. Tiffany has responded to Internet counterfeiting by engaging investigators and counsel to monitor the Internet and taking various actions to stop infringing activity, including sending cease and desist letters, initiating civil proceedings and participating in joint actions and anti-counterfeiting programs with other like-minded third party rights holders.

Despite the general fame of the TIFFANY and TIFFANY & CO. name and mark for the Company's products and services, Tiffany is not the sole person entitled to use the name TIFFANY in every category of use in every country of the world; for example, third parties have registered the name TIFFANY in the U.S. in the food services category, and in a number of foreign countries in respect of certain product categories (including, in a few countries, the categories of food, cosmetics, jewelry, clothing and tobacco products) under circumstances where Tiffany's rights were not sufficiently clear under local law, and/or where management concluded that Tiffany's foreseeable business interests did not warrant the expense of legal action.

MATERIAL DESIGNER LICENSE

Since 1974, Tiffany has been the sole licensee for the intellectual property rights necessary to make and sell jewelry and other products designed by Elsa Peretti and bearing her trademarks. The designs of Ms. Peretti accounted for 10% of the Company's worldwide net sales in 2012, 2011 and 2010.

In December 2012, Tiffany entered into an Amended and Restated Agreement (the "Agreement") with Ms. Peretti. Pursuant to the Agreement, which largely reflects the long-standing rights and marketing and royalty obligations of the parties, Ms. Peretti granted Tiffany an exclusive license, in all of the countries in which Peretti-designed jewelry and products are currently sold, to make, have made, advertise and sell these items. Ms. Peretti continued to retain ownership of the copyrights for her designs and her trademarks and remains entitled to exercise approval and consultation rights with respect to important aspects of the promotion, display, manufacture and merchandising of the products made in accordance with her designs. Under and in accordance with the terms set forth in the Agreement, Tiffany is required to display the licensed products in stores, to devote a portion of its advertising budget to the promotion of the licensed products, to pay royalties to Ms. Peretti for the licensed products sold, to increase the inventory of non-jewelry licensed products (such as tabletop products) to approximately $8,000,000 and to take certain actions to protect the use and registration of Ms. Peretti's copyrights and trademarks.

The Agreement has a term of 20 years and is binding upon Ms. Peretti, her heirs, estate, trustees and permitted assignees. During the term of the Agreement, Ms. Peretti may not sell, lease or otherwise dispose of her copyrights and trademarks unless the acquiring party expressly agrees with Tiffany to be bound by the provisions of the Agreement. The Agreement is terminable by Ms. Peretti only in the event of a material breach by Tiffany (subject to a cure period) or upon a change of control of Tiffany or the Company. It is terminable by Tiffany only in the event of a material breach by Ms. Peretti or following an attempt by Ms. Peretti to revoke the exclusive license (subject, in each case, to a cure period).

MERCHANDISE PURCHASING, MANUFACTURING AND RAW MATERIALS

Tiffany produces jewelry in New York, Rhode Island and Kentucky, and silver hollowware in New Jersey. Other subsidiaries of the Company process, cut and polish diamonds at facilities outside the U.S. In total, those manufacturing facilities produce approximately 60% of Tiffany merchandise sold. The balance, including almost all non-jewelry items, is purchased from third parties. The Company may increase the percentage of internally-manufactured jewelry in the future, but it is not expected that Tiffany will ever manufacture all of its needs. Factors considered by management in its decision to use third party manufacturers include product quality, gross margin, access to or mastery of various jewelry-making skills and technology, support for alternative capacity and the cost of capital investments.

Rough and Polished Diamonds. Of the world's largest diamond producing countries, the vast majority of diamonds purchased by Tiffany originate from Australia, Botswana, Canada, Namibia, Russia, Sierra Leone and South Africa. The Company has established diamond processing operations that purchase, sort, cut and/or polish rough diamonds for use by Tiffany. The Company has such operations in Belgium, Botswana, Mauritius, Namibia, South Africa and Vietnam. Operations in Botswana, Namibia and South Africa are conducted through companies in which third parties own minority interests. In Namibia and South Africa, a single third party owns a minority interest while in Botswana, two third parties own minority interests. Tiffany maintains a relationship and has an arrangement with these third parties in each of those countries, although the Company may choose to supplement its current operations with alternative mine operators from time to time. The Company's operations in Botswana, Namibia and South Africa allow it to access rough diamond allocations reserved for local manufacturers.

In order to acquire rough diamonds, the Company must purchase mixed assortments of rough diamonds. It is thus necessary to purchase some rough diamonds that cannot be cut and polished to meet Tiffany's quality standards and that must be sold to third parties; such sales are reported in the Other non-reportable segment. To make such sales, the Company charges a market price and is, therefore, unable to earn a significant profit, if any, above its original cost. Sales of rough diamonds in the Other non-reportable segment have had and will continue to have the effect of reducing the Company's overall gross margins.

The Company will, from time to time, secure supplies of rough diamonds by agreeing to purchase a defined portion of a mine's output at the market price prevailing at the time of production. Management anticipates that it will purchase approximately $200,000,000 of rough diamonds in 2013 under such agreements. The Company will also purchase rough diamonds from other suppliers, although it has no contractual obligations to do so. In certain instances, the Company has provided loans to, or made equity investments in, mining projects in order to secure diamond supplies. The Company may continue to do so.

In recent years, approximately 50% - 60% (by dollar value) of the polished diamonds used in jewelry have been produced from rough diamonds that the Company has purchased. The balance of Tiffany's needs for polished diamonds have been purchased from polishers or polished diamond dealers. It is the Company's intention to continue to supply the majority of Tiffany's needs for diamonds by purchasing and polishing rough diamonds.

The Company purchases polished diamonds principally from five key vendors. The Company generally enters into purchase orders for fixed quantities with its polished diamond vendors. These relationships may be terminated at any time by either party; but such a termination would not discharge either party's obligations under unfulfilled purchase orders accepted prior to the termination. However, were trade relations between the Company and one or more of these vendors to be disrupted, the Company's sales could be adversely affected in the short term until alternative supply arrangements could be established.

Products containing one or more diamonds of varying sizes, including diamonds used as accents, side-stones and center-stones, accounted for approximately 55%, 55% and 52% of Tiffany's worldwide net sales in 2012, 2011 and 2010. Products containing one or more diamonds of one carat or larger accounted for 13%, 14% and 12% of worldwide net sales in each of those years.

Conflict Diamonds. Media attention has been drawn to the issue of "conflict" or "blood" diamonds. These terms are used to refer to diamonds extracted from war-torn geographic regions and sold by rebel forces to fund insurrection. Allegations have also been made that trading in such diamonds supports terrorist activities. Management believes that it is not possible in most purchasing scenarios to distinguish conflict diamonds from diamonds produced in other regions once they have been polished. Therefore, concerned participants in the diamond trade, including Tiffany and nongovernment organizations, such as the Responsible Jewellery Council of which Tiffany is a member, seek to exclude such diamonds, which represent a small fraction of the world's supply, from legitimate trade through an international system of certification and legislation known as the Kimberley Process Certification Scheme. All rough diamonds the Company buys must be accompanied by a Kimberley Process certificate when exported from the producing country and all subsequent trades of rough and polished diamonds must conform to a system of warranties that references the aforesaid scheme. It is not expected that such efforts will substantially affect the supply of diamonds. Concerns over human rights abuses in Zimbabwe underscore that the aforementioned system does not control diamonds produced in state-sanctioned mines under poor working conditions. Tiffany has informed its vendors that the Company does not intend to purchase Zimbabwean-produced diamonds.

The Diamond Trading Company ("DTC"). The supply and price of rough and polished diamonds in the principal world markets have been and continue to be influenced by the DTC, an affiliate of the

De Beers Group. Over the past decade, the DTC's historical ability to control worldwide production has been significantly diminished due to its lower share of worldwide production, changing policies in diamond-producing countries and revised contractual arrangements with third-party mine operators. As such, although the market share of the DTC has diminished, the DTC continues to supply a meaningful portion of the world market for rough, gem-quality diamonds.

The DTC continues to exert influence on the demand for polished diamonds through the requirements it imposes on those ("sightholders") who purchase rough diamonds from the DTC. Some, but not all, of Tiffany's suppliers are DTC sightholders and it is estimated that a significant portion of the diamonds that Tiffany has purchased have had their source with the DTC. The Company is a DTC sightholder for rough diamonds through its operations in Belgium and joint ventures (see *Rough and Polished Diamonds* above).

Worldwide Availability and Price of Diamonds. The availability and price of diamonds are dependent on a number of factors, including global consumer demand, the political situation in diamond-producing countries, the opening of new mines, the continuance of the prevailing supply and marketing arrangements for rough diamonds and levels of industry liquidity. In recent years, there has been substantial volatility in the prices of both rough and polished diamonds. Prices for rough diamonds do not necessarily reflect current demand for polished diamonds.

Sustained interruption in the supply of diamonds, an overabundance of supply or a substantial change in the marketing arrangements described above could adversely affect Tiffany and the retail jewelry industry as a whole. Changes in the marketing and advertising spending of the DTC and its direct purchasers could affect consumer demand for diamonds.

The Company purchases conflict-free rough and polished fine white diamonds, in the color ranges D through I. Management does not foresee a shortage of diamonds in this color range in the short term but believes that rising demand will eventually create such a shortage, and lead to higher prices, unless new mines are developed.

Manufactured Diamonds. Manufactured diamonds are produced in small but growing quantities. Although significant questions remain as to the ability of producers to produce manufactured diamonds economically within a full range of sizes and natural diamond colors, and as to consumer acceptance of manufactured diamonds, manufactured diamonds may someday become a larger factor in the market. Should manufactured diamonds be offered in significant quantities, the supply of and price for natural diamonds may be affected. Tiffany does not intend to sell manufactured diamonds.

Purchases of Other Polished Gemstones and Precious Metals. Other polished gemstones and precious metals used in making Tiffany's jewelry are purchased from a variety of sources. Most purchases are from suppliers with which Tiffany enjoys long-standing relationships.

Tiffany generally enters into purchase orders for fixed quantities with other polished gemstone and precious metals vendors. These relationships may be terminated at any time by either party; such termination would not discharge either party's obligations under unfulfilled purchase orders accepted prior to the termination.

Tiffany purchases precious metals for use in its internal manufacturing operations and for use by third party manufacturers contracted to supply Tiffany merchandise. While Tiffany may supply precious metals to a manufacturer, Tiffany cannot determine, in all circumstances, whether the finished goods provided by such manufacturer were actually produced with Tiffany-supplied precious metals. Additionally, not all precious metals used by third-party vendors or in Tiffany's own manufacturing operations are sourced from a single mine or refinery.

In recent years, there has been substantial volatility in the prices of precious metals.

Tiffany believes that there are numerous alternative sources for other polished gemstones and precious metals and that the loss of any single supplier would not have a material adverse effect on its operations.

Finished Jewelry. Finished jewelry is purchased from approximately 60 manufacturers, most of which have long-standing relationships with Tiffany. However, Tiffany does not enter into long-term supply arrangements with its finished goods vendors. Tiffany does enter into written blanket purchase order agreements with nearly all of its finished goods vendors. These relationships may be terminated at any time by either party; such termination would not discharge either party's obligations under unfulfilled purchase orders accepted prior to termination. The blanket purchase order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods to Tiffany. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements. Tiffany actively seeks alternative sources for its top-selling jewelry items to mitigate any potential disruptions in supply. However, due to the craftsmanship involved in a small number of designs, Tiffany may have difficulty finding readily available alternative suppliers for those jewelry designs in the short term.

Watches. Prior to 2007, the Company arranged for the production of TIFFANY & CO. brand watches with various third party Swiss component manufacturers and assemblers. In 2007, the Company entered into a 20-year license and distribution agreement with the Swatch Group for the manufacture and distribution of TIFFANY & CO. brand watches. (See "Item 3. Legal Proceedings" for additional information regarding the current arbitration proceeding between both parties.) Under the agreement, the Swatch Group incorporated a new watchmaking company in Switzerland for the design, engineering, manufacturing, marketing, distribution and service of TIFFANY & CO. brand watches. This watchmaking company is wholly-owned and controlled by the Swatch Group but is authorized by Tiffany to use certain trademarks owned by Tiffany and operate under the TIFFANY & CO. name as Tiffany Watch Co., Ltd. Under the agreement, Tiffany and its affiliated companies may only purchase TIFFANY & CO. brand watches from the Swatch Group. The distribution of TIFFANY & CO. watches is made through the Company's stores, the Swatch Group distribution network via the Swatch Group's affiliates, the Swatch Group's retail facilities and third-party distributors. This arrangement resulted in royalty revenue to the Company from the Swatch Group that has not been significant in any year. TIFFANY & CO. brand watches sold in the Company's stores constituted 1% of worldwide net sales in 2012, 2011 and 2010.

COMPETITION

The global jewelry industry is competitively fragmented. The Company encounters significant competition in all product lines. Some competitors specialize in just one area in which the Company is active. Many competitors have established worldwide, national or local reputations for style, quality, expertise and customer service similar to the Company and compete on the basis of that reputation. Other jewelers and retailers compete primarily through advertised price promotion. The Company competes on the basis of the Brand's reputation for high-quality products, customer service and distinctive merchandise and does not engage in price promotional advertising. Competition for engagement jewelry sales is particularly and increasingly intense. The Company's retail price for diamond jewelry reflects the rarity of the stones it offers and the rigid parameters it exercises with respect to the cut, clarity and other diamond quality factors which increase the beauty of the diamonds, but which also increase the Company's cost. The Company competes in this market by stressing quality.

SEASONALITY

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and a higher percentage of annual net earnings. Management expects such seasonality to continue.

EMPLOYEES

As of January 31, 2013, the Company employed an aggregate of approximately 9,900 full-time and part-time persons. Of those employees, approximately 5,100 are employed in the United States.

AVAILABLE INFORMATION

The Company files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Tiffany & Co. and other companies that file materials with the SEC electronically. Copies of the Company's annual reports on Form 10-K, Forms 10-Q and Forms 8-K, may be obtained, free of charge, on the Company's website at http://investor.tiffany.com/financials.cfm.

Item 1A. Risk Factors.

As is the case for any retailer, the Registrant's success in achieving its objectives and expectations is dependent upon general economic conditions, competitive conditions and consumer attitudes. However, certain factors are specific to the Registrant and/or the markets in which it operates. The following "risk factors" are specific to the Registrant; these risk factors affect the likelihood that the Registrant will achieve the financial objectives and expectations communicated by management:

(i) Challenging global economic conditions and related low levels of consumer confidence over a prolonged period of time could adversely affect the Registrant's sales.

As a retailer of goods which are discretionary purchases, the Registrant's sales results are particularly sensitive to changes in economic conditions and consumer confidence. Consumer confidence is affected by general business conditions; changes in the market value of securities and real estate; inflation; interest rates and the availability of consumer credit; tax rates; and expectations of future economic conditions and employment prospects.

Consumer spending for discretionary goods generally declines during times of falling consumer confidence, which negatively affects the Registrant's earnings because of its cost base and inventory investment.

Many of the Registrant's competitors may react to any declines in consumer confidence by reducing retail prices and promoting such reductions; such reductions and/or inventory liquidations can have a short-term adverse effect on the Registrant's sales, especially given the Registrant's policy of not engaging in price promotional activity.

The Registrant has invested in and operates a significant number of stores in the greater China region and anticipates significant further expansion. Should the Chinese economy continue to experience an economic slowdown, the sales and profitability of stores in the greater China region as well as stores in other markets that serve Chinese tourists could be further affected.

Uncertainty surrounding the current global economic environment makes it more difficult for the Registrant to forecast operating results. The Registrant's forecasts employ the use of estimates and assumptions. Actual results could differ from forecasts, and those differences could be material.

(ii) Sales may decline or remain flat in the Registrant's fourth fiscal quarter, which includes the Holiday selling season.

The Registrant's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and a higher percentage of annual net earnings. Poor sales results during the Registrant's fourth quarter would have a material adverse effect on the Registrant's sales and profits and would result in higher inventories.

(iii) The Registrant conducts significant operations outside the United States, and the risks of doing business internationally could increase its costs, reduce its profits or disrupt its business.

The Registrant generates a majority of its worldwide net sales outside the United States. In addition, it has foreign manufacturing operations, maintains investments in, and provides loans to, foreign business and relies to an extent on foreign third party vendors and suppliers. As a result, the Registrant is subject to the risks of doing business outside the United States, including:

- the laws, regulations and policies of foreign governments relating to investments, loans and operations, the costs or desirability of complying with local practices and customs and the impact of various anti-corruption and other laws affecting the activities of U.S. companies abroad;
- potential negative consequences from changes in taxation policies or currency restructurings;
- import and export licensing requirements and regulations, as well as unforeseen changes in regulatory requirements;
- economic instability in foreign countries;
- the difficulty of managing an organization doing business in many jurisdictions;
- uncertainties as to enforcement of certain contract and other rights;
- the potential for rapid and unexpected changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation; and
- inventory risk exposures related to providing raw materials to foreign vendors.

While these factors and the effect of these factors are difficult to predict, any one or more of them could lower the Registrant's revenues, increase its costs, reduce its profits or disrupt its business.

(iv) Regional instability and conflict could disrupt tourist travel and local consumer spending.

Unsettled regional and global conflicts or crises such as military actions, terrorist activities, natural disasters, government regulations or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions and local consumer spending where the Registrant operates retail stores could adversely affect the Registrant's sales and profits.

(v) Weakening foreign currencies may negatively affect the Registrant's sales and profitability.

The Registrant operates retail stores in various countries outside of the U.S. and, as a result, is exposed to market risk from fluctuations in foreign currency exchange rates. In 2012, sales in countries outside of the U.S. in aggregate represented more than half of the Registrant's net sales and earnings from operations, of which Japan represented 17% of the Registrant's net sales and 29% of the Registrant's earnings from operations. In order to maintain its worldwide relative pricing structure, a substantial weakening of foreign currencies against the U.S. dollar would require the Registrant to raise its retail prices or reduce its profit margins in various locations outside of the U.S. Consumers in those markets may not accept significant price increases on the Registrant's goods; thus, there is a risk that a substantial weakening of foreign currencies would result in reduced sales and profitability.

The results of the operations of the Registrant's international subsidiaries are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars during the process of financial statement consolidation. If the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency denominated transactions would decrease consolidated net sales and profitability.

In addition, a weakening in foreign currency exchange rates may create disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Registrant operates retail stores which could adversely affect the Registrant's net sales and profitability.

(vi) Volatile global economic conditions may have a material adverse effect on the Registrant's liquidity and capital resources.

The global economy and the credit and equity markets have undergone significant disruption in recent years. Any prolonged economic weakness could have an adverse effect on the Registrant's cost of borrowing, could diminish its ability to service or maintain existing financing and could make it more difficult for the Registrant to obtain additional financing or to refinance existing long-term obligations. In addition, any significant deterioration in the stock market could negatively affect the valuation of pension plan assets and result in increased minimum funding requirements.

(vii) Changes in the Registrant's product or geographic sales mix could affect the Registrant's profitability.

The Registrant sells an extensive selection of jewelry and other merchandise at a wide range of retail price points that yield different gross profit margins. Additionally, the Registrant's geographical regions achieve different operating profit margins due to a variety of factors including product mix, store size and occupancy costs, labor costs, retail pricing and fixed versus variable expenses. If the Registrant's sales were to shift toward products or geographic regions that are significantly different than the Registrant's plans, it could have an effect, either positively or negatively, on the Registrant's expected profitability.

(viii) Changes in costs of diamonds and precious metals or reduced supply availability may adversely affect the Registrant's ability to produce and sell products at desired profit margins.

Most of the Registrant's jewelry and non-jewelry offerings are made with diamonds, gemstones and/or precious metals. Acquiring diamonds is difficult because of limited supply and Tiffany may not be able to maintain a comprehensive selection of diamonds in each retail location due to the broad assortment of sizes, colors, clarity grades and cuts demanded by customers. A significant change in the costs or supply of these commodities could adversely affect the Registrant's business, which is vulnerable to the risks inherent in the trade for such commodities. A substantial increase or decrease in the cost or supply of raw materials and/or high-quality rough and polished diamonds within the quality grades, colors and sizes that customers demand could affect, negatively or positively, customer demand, sales and gross profit margins.

If trade relationships between the Registrant and one or more of its significant vendors were disrupted, the Registrant's sales could be adversely affected in the short-term until alternative supply arrangements could be established.

(ix) The Registrant may be unable to lease sufficient space for its retail stores in prime locations.

The Registrant, positioned as a luxury goods retailer, has established its retail presence in choice store locations. If the Registrant cannot secure and retain locations on suitable terms in prime and desired luxury shopping locations, its expansion plans, sales and profits will be jeopardized.

In Japan, many of the retail locations are within department stores. TIFFANY & CO. stores located in department stores in Japan represented 82% of net sales in Japan and 13% of worldwide net sales in 2012. In recent years, the Japanese department store industry has, in general, suffered declining sales and there is a risk that such financial difficulties will force further consolidations or store closings. Should one or more Japanese department store operators elect or be required to close one or more stores now housing a TIFFANY & CO. store, the Registrant's sales and profits would be reduced while alternative premises were being obtained. The Registrant's commercial relationships with department stores in Japan, and their abilities to continue as leading department store operators, have been and will continue to be substantial factors affecting the Registrant's business in Japan.

(x) The value of the TIFFANY & CO. trademark could decline due to the sale of counterfeit merchandise by infringers.

The TIFFANY & CO. trademark is an asset which is essential to the competitiveness and success of the Registrant's business and the Registrant takes appropriate action to protect it. Tiffany actively pursues those who produce or sell counterfeit TIFFANY & CO. goods through civil action and cooperation with criminal law enforcement agencies. However, the Registrant's enforcement actions have not stopped the imitation and counterfeit of the Registrant's merchandise or the infringement of the trademark, and counterfeit TIFFANY & CO. goods remain available in many markets. In recent years, there has been an increase in the availability of counterfeit goods, predominantly silver jewelry, in various markets by street vendors and small retailers, as well as on the Internet. The continued sale of counterfeit merchandise could have an adverse effect on the TIFFANY & CO. brand by undermining Tiffany's reputation for quality goods and making such goods appear less desirable to consumers of luxury goods. Damage to the Brand would result in lost sales and profits.

(xi) The Registrant's business is dependent upon the distinctive appeal of the TIFFANY & CO. brand.

The TIFFANY & CO. brand's association with quality, luxury and exclusivity is integral to the success of the Registrant's business. The Registrant's expansion plans for retail and direct selling operations and merchandise development, production and management support the Brand's appeal. Consequently, poor maintenance, promotion and positioning of the TIFFANY & CO. brand, as well as market over-saturation, may adversely affect the business by diminishing the distinctive appeal of the TIFFANY & CO. brand and tarnishing its image. This would result in lower sales and profits.

In addition, adverse publicity regarding TIFFANY & CO. products or in respect of Tiffany's third party vendors or the diamond or jewelry industry, and any media coverage resulting there from, may harm the TIFFANY & CO. brand and reputation, cause a loss of consumer confidence in the TIFFANY & CO. brand and the industry, and negatively effect the Registrant's results of operations. The considerable expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated by such incidents.

(xii) If diamond mining and exploration companies, to which the Registrant or its subsidiaries have provided financing, were to experience financial difficulties, those funds might not be recovered, which would reduce the Registrant's profits and could result in the Registrant losing access to the mine's output.

The Registrant and its subsidiaries may, from time to time, provide financing to diamond mining and exploration companies in order to obtain rights to purchase mining output. As of January 31, 2013, the carrying amount of receivables was $66,963,000 under these arrangements. Mining operations are inherently risky, and there is no assurance that the diamond mining and exploration companies under these arrangements will be able to meet their obligations to the Registrant. If a diamond mining or exploration company defaults under these financings, the Registrant would be required to take a period charge in respect of all or a portion of the financing, which would affect the Registrant's profits. Additionally, the Registrant could lose access to the mine's output under the related supply agreements. The Registrant has experienced such situations in the past.

(xiii) A significant privacy breach of the Registrant's information systems could affect its business.

The protection of customer, employee and company data is important to the Registrant. The Registrant's customers expect that their personal information will be adequately protected. In addition, the regulatory environment surrounding information security and privacy is becoming increasingly demanding, with evolving requirements in the various jurisdictions in which the Registrant's subsidiaries do business. A significant breach of customer, employee or company data could damage the Registrant's reputation, brand and relationship with customers and could result in lost sales, fines and lawsuits.

(xiv) The loss, or a prolonged disruption in the operation, of the Registrant's centralized distribution centers could adversely affect its business and operations.

The Registrant maintains two separate distribution centers in close proximity to one another in New Jersey. Both are dedicated to warehousing merchandise, store replenishment and processing direct-to-customer orders. Although the Registrant believes that it has appropriate contingency plans, unforeseen disruptions impacting one or both locations for a prolonged period of time may result in delays in the delivery of merchandise to stores or in fulfilling customer orders.

Item 1B. Unresolved Staff Comments.

NONE

Item 2. Properties.

The Registrant leases its various store premises (other than the New York Flagship store) under arrangements that generally range from 3 to 10 years. The following table provides information on the number of locations and square footage of Company-operated TIFFANY & CO. stores as of January 31, 2013:

	Total Stores	Total Gross Retail Square Footage	Gross Retail Square Footage Range	Average Gross Retail Square Footage
Americas:				
New York Flagship	1	45,500	45,500	45,500
Other stores	114	647,400	500 – 17,600	5,700
Asia-Pacific	66	169,000	700 – 12,800	2,600
Japan:				
Tokyo Ginza	1	12,000	12,000	12,000
Other stores	54	132,600	900 – 7,500	2,500
Europe:				
London Old Bond Street	1	22,400	22,400	22,400
Other stores	33	94,800	600 – 7,100	2,900
Other	5	7,100	400 – 3,600	1,400
Total	275	1,130,800	400 – 45,500	4,100

In the Americas, Tiffany's U.S. stores over the years have evolved toward smaller-sized formats, as a result of more effective use of space, visual merchandising and inventory replenishment. Most new stores opened in the past three years have ranged from 3,000 – 4,000 gross square feet, and management currently expects that new U.S. stores to be opened in 2013 and beyond will likely be in that approximate size range. In addition, management currently does not anticipate any meaningful change in future store sizes or formats for locations outside the U.S. The Company is also renovating stores to provide updated aesthetics, as well as to optimize store layouts and increase the percentage of selling space.

NEW YORK FLAGSHIP STORE

The Company owns the building housing the New York Flagship store at 727 Fifth Avenue, which was designed to be a retail store for Tiffany and is well located for this function. Currently, approximately 45,500 gross square feet of this 124,000 square foot building are devoted to retail sales, with the balance devoted to administrative offices, certain product services, jewelry manufacturing and storage. Tiffany's New York Flagship store is the focal point for marketing and public relations efforts. Retail sales in the New York Flagship store represented 8% of worldwide net sales in 2012, 2011 and 2010.

FORM 10-K

RETAIL SERVICE CENTER

The Company's Retail Service Center ("RSC"), located in Parsippany, New Jersey, comprises approximately 370,000 square feet. Approximately half of the building is devoted to office and computer operations and half to warehousing, shipping, receiving, light manufacturing, merchandise processing and other distribution functions. The RSC receives merchandise and replenishes retail stores. Tiffany has a 20-year lease which expires in 2025 and has two 10-year renewal options.

CUSTOMER FULFILLMENT CENTER

The Company owns the Customer Fulfillment Center ("CFC") in Whippany, New Jersey and leases the land on which the facility resides. The CFC is approximately 266,000 square feet and is primarily used for warehousing merchandise and processing direct-to-customer orders. The lease expires in 2032 and the Company has the right to renew the lease for an additional 20-year term.

MANUFACTURING FACILITIES

Tiffany owns and operates jewelry manufacturing facilities in Cumberland, Rhode Island, Mount Vernon, New York and Lexington, Kentucky and leases a jewelry manufacturing facility in Pelham, New York. That lease expires in 2023. The owned and leased facilities total approximately 195,000 square feet.

The Company leases facilities in Belgium, South Africa and Mauritius and owns the facilities in Botswana, Namibia and Vietnam (although the land in Namibia and Vietnam is leased) that sort, cut and/or polish rough diamonds for use by Tiffany. These facilities total approximately 190,000 square feet and the lease expiration dates range from 2013 to 2051.

Item 3. Legal Proceedings.

On June 24, 2011, The Swatch Group Ltd. ("Swatch") and its wholly-owned subsidiary Tiffany Watch Co. ("Watch Company"; Swatch and Watch Company, together, the "Swatch Parties"), initiated an arbitration proceeding against the Registrant and its wholly-owned subsidiaries Tiffany and Company and Tiffany (NJ) Inc. (the Registrant and such subsidiaries, together, the "Tiffany Parties") seeking damages for alleged breach of agreements entered into by and among the Swatch Parties and the Tiffany Parties that came into effect in December 2007 (the "Agreements"). The Agreements pertain to the development and commercialization of a watch business and, among other things, contained various licensing and governance provisions and approval requirements relating to business, marketing and branding plans and provisions allocating profits relating to sales of the watch business between the Swatch Parties and the Tiffany Parties.

All claims and counterclaims between and among the Swatch Parties and the Tiffany Parties under the Agreements will be determined through a confidential arbitration (the "Arbitration"). The Arbitration is pending before a three-member arbitral panel (the "Panel") convened pursuant to the Arbitration Rules of the Netherlands Arbitration Institute in the Netherlands.

On September 12, 2011, the Swatch Parties publicly issued a Notice of Termination purporting to terminate the Agreements due to alleged material breach by the Tiffany Parties.

On December 23, 2011, the Swatch Parties filed a Statement of Claim in the Arbitration providing additional detail with regard to the allegations by the Swatch Parties and setting forth their damage claims. In general terms, the Swatch Parties allege that the Tiffany Parties have breached the Agreements by obstructing and delaying development of Watch Company's business and otherwise failing to proceed in good faith. The Swatch Parties seek damages based on alternate theories ranging from CHF 73,000,000 (or approximately $80,000,000 at January 31, 2013) (based on its alleged wasted investment) to CHF 3,800,000,000 (or approximately $4,100,000,000 at January 31, 2013) (calculated based on alleged future lost profits of the Swatch Parties and their affiliates over the entire term of the Agreements).

The Registrant believes that the claims of the Swatch Parties are without merit and has defended vigorously and (together with the other Tiffany Parties) filed a Statement of Defense and Counterclaim on March 9, 2012. As detailed in the filing, the Tiffany Parties disputed both the merits of the Swatch Parties' claims and the calculation of the alleged damages. The Tiffany Parties also asserted counterclaims for damages attributable to breach by the Swatch Parties and for termination due to such breach. In general terms, the Tiffany Parties allege that the Swatch Parties did not have grounds for termination, failed to meet the high standard for proving material breach set forth in the Agreements and failed to provide appropriate management, distribution, marketing and other resources for TIFFANY & CO. brand watches and to honor their contractual obligations to the Tiffany Parties regarding brand management. The Tiffany Parties' counterclaims seek damages based on alternate theories ranging from CHF 120,000,000 (or approximately $132,000,000 at January 31, 2013) (based on its wasted investment) to approximately CHF 540,000,000 (or approximately $593,000,000 at January 31, 2013) (calculated based on future lost profits of the Tiffany Parties).

The arbitration hearing was held in October 2012. At the hearing, witnesses were examined and the Panel ordered additional briefs and submissions to complete the record. The record was completed in mid-February 2013, and the Panel will issue its decision at an undetermined future date. It is possible that the Panel will find neither the Swatch Parties nor the Tiffany Parties to be in material breach of their respective obligations under the Agreements; should that be the conclusion of the Panel, both sides have asked the Panel to determine that the Agreements be deemed terminated as of October 1, 2013.

Management has not included any accrual in the consolidated financial statements for the year ended January 31, 2013 related to the Arbitration as a result of its assessment that an award of damages to the Swatch Parties in the Arbitration is not probable. If the Swatch Parties' claims were accepted on their merits, the damages award cannot be reasonably estimated at this time but could have a material adverse effect on the Registrant's consolidated financial statements or liquidity.

If, as requested by both parties, the Arbitration tribunal determines that the Agreements should be terminated, the Tiffany Parties will need to make new arrangements to manufacture TIFFANY & CO. brand watches. Moreover, if the Company determines that it wishes to distribute such watches through third party retailers, it will have to make arrangements to do so because the Swatch Parties will no longer be responsible for such distribution. Royalties payable to the Tiffany Parties by Watch Company under the Agreements have not been significant in any year. Watches manufactured by Watch Company and sold in TIFFANY & CO. stores constituted 1% of worldwide net sales in 2012, 2011 and 2010.

In addition, the Registrant and Tiffany are from time to time involved in routine litigation incidental to the conduct of Tiffany's business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of patents and other intellectual property rights by

Tiffany, litigation instituted by persons alleged to have been injured upon premises under the Registrant's control and litigation with present and former employees and customers. Although litigation with present and former employees is routine and incidental to the conduct of Tiffany's business, as well as for any business employing significant numbers of employees, such litigation can result in large monetary awards when a civil jury is allowed to determine compensatory and/or punitive damages for actions claiming discrimination on the basis of age, gender, race, religion, disability or other legally-protected characteristic or for termination of employment that is wrongful or in violation of implied contracts. However, the Registrant believes that litigation currently pending to which it or Tiffany is a party or to which its properties are subject will be resolved without any material adverse effect on the Registrant's financial position, earnings or cash flows.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Registrant's Common Stock is traded on the New York Stock Exchange. In consolidated trading, the high and low selling prices per share for shares of such Common Stock for 2012 were:

	High	Low
First Quarter	$ 74.20	$ 63.29
Second Quarter	$ 69.41	$ 49.72
Third Quarter	$ 65.92	$ 52.76
Fourth Quarter	$ 66.78	$ 55.83

On March 19, 2013, the high and low selling prices quoted on such exchange were $69.03 and $67.99. On March 19, 2013, there were 16,533 holders of record of the Registrant's Common Stock.

In consolidated trading, the high and low selling prices per share for shares of such Common Stock for 2011 were:

	High	Low
First Quarter	$ 69.72	$ 54.58
Second Quarter	$ 84.49	$ 66.48
Third Quarter	$ 80.99	$ 56.21
Fourth Quarter	$ 79.00	$ 58.61

It is the Registrant's policy to pay a quarterly dividend on the Registrant's Common Stock, subject to declaration by the Registrant's Board of Directors. In 2011, a dividend of $0.25 per share of Common Stock was paid on April 11, 2011. On May 19, 2011, the Registrant announced a 16% increase in its regular quarterly dividend rate to a new rate of $0.29 per share of Common Stock which was paid on July 11, 2011, October 11, 2011 and January 10, 2012.

In 2012, a dividend of $0.29 per share of Common Stock was paid on April 10, 2012. On May 17, 2012, the Registrant announced a 10% increase in its regular quarterly dividend rate to a new rate of $0.32 per share of Common Stock which was paid on July 10, 2012, October 10, 2012 and January 10, 2013.

In calculating the aggregate market value of the voting stock held by non-affiliates of the Registrant shown on the cover page of this Annual Report on Form 10-K, 2,478,695 shares of the Registrant's Common Stock beneficially owned by the executive officers and directors of the Registrant (exclusive of shares which may be acquired on exercise of employee stock options) were excluded, on the assumption that certain of those persons could be considered "affiliates" under the provisions of Rule 405 promulgated under the Securities Act of 1933.

The following table contains the Company's purchases of equity securities in the fourth quarter of 2012:

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 1, 2012 to November 30, 2012	—	$ —	—	$163,794,000
December 1, 2012 to December 31, 2012	—	$ —	—	$163,794,000
January 1, 2013 to January 31, 2013	—	$ —	—	$163,794,000
TOTAL	—	$ —	—	$163,794,000

In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. In January 2013, the Board of Directors extended the expiration date of the 2011 Program to January 31, 2014.

FORM 10-K

Item 6. Selected Financial Data.

The following table sets forth selected financial data, certain of which have been derived from the Company's consolidated financial statements for fiscal years 2008-2012, which ended on January 31 of the following calendar year:

(in thousands, except per share amounts, percentages, ratios, stores and employees)	2012	2011	2010	2009	2008
EARNINGS DATA					
Net sales	$ 3,794,249	$ 3,642,937	$ 3,085,290	$ 2,709,704	$ 2,848,859
Gross profit	2,163,284	2,151,154	1,822,278	1,530,219	1,646,442
Selling, general & administrative expenses	1,466,067	1,442,728	1,227,497	1,089,727	1,153,944
Net earnings from continuing operations	416,157	439,190	368,403	265,676	232,155
Net earnings	416,157	439,190	368,403	264,823	220,022
Net earnings from continuing operations per diluted share	3.25	3.40	2.87	2.12	1.84
Net earnings per diluted share	3.25	3.40	2.87	2.11	1.74
Weighted-average number of diluted common shares	127,934	129,083	128,406	125,383	126,410
BALANCE SHEET AND CASH FLOW DATA					
Total assets	$ 4,630,850	$ 4,158,992	$ 3,735,669	$ 3,488,360	$ 3,102,283
Cash and cash equivalents	504,838	433,954	681,591	785,702	160,445
Inventories, net	2,234,334	2,073,212	1,625,302	1,427,855	1,601,236
Short-term borrowings and long-term debt (including current portion)	959,272	712,147	688,240	754,049	708,804
Stockholders' equity	2,611,318	2,348,905	2,177,475	1,883,239	1,588,371
Working capital	2,564,997	2,262,998	2,204,632	1,845,393	1,446,812
Cash flows from operating activities	328,290	210,606	298,925	687,199	142,270
Capital expenditures	219,530	239,443	127,002	75,403	154,409
Stockholders' equity per share	20.57	18.54	17.15	14.91	12.83
Cash dividends paid per share	1.25	1.12	0.95	0.68	0.66
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	57.0%	59.0%	59.1%	56.5%	57.8%
Selling, general & administrative expenses	38.6%	39.6%	39.8%	40.2%	40.5%
Net earnings from continuing operations	11.0%	12.1%	11.9%	9.8%	8.1%
Net earnings	11.0%	12.1%	11.9%	9.8%	7.7%
Capital expenditures	5.8%	6.6%	4.1%	2.8%	5.4%
Return on average assets	9.5%	11.1%	10.2%	8.0%	7.2%
Return on average stockholders' equity	16.8%	19.4%	18.1%	15.3%	13.3%
Total debt-to-equity ratio	36.7%	30.3%	31.6%	40.0%	44.6%
Dividends as a percentage of net earnings	38.1%	32.5%	32.7%	31.9%	37.4%
Company-operated TIFFANY & CO. stores	275	247	233	220	206
Number of employees	9,900	9,800	9,200	8,400	9,000

NOTES TO SELECTED FINANCIAL DATA

Financial information for 2011 includes $42,719,000 of net pre-tax expense ($25,994,000 net after-tax expense, or $0.20 per diluted share after tax) associated with the relocation of Tiffany's New York headquarters staff to a single location. This expense is primarily related to the fair value of the remaining non-cancelable lease obligations reduced by the estimated sublease rental income as well as the acceleration of the useful lives of certain property and equipment, incremental rent during the transition period and lease termination payments.

Financial information for 2010 includes the following amounts, totaling $17,635,000 of net pre-tax expense ($7,672,000 net after-tax expense, or $0.06 per diluted share after tax):

- $17,635,000 pre-tax expense associated with the relocation of Tiffany's New York headquarters staff to a single location. This expense is primarily related to the acceleration of the useful lives of certain property and equipment and incremental rent during the transition period; and
- $3,096,000 net income tax benefit primarily due to a change in the tax status of certain subsidiaries associated with the acquisition in 2009 of additional equity interests in diamond sourcing and polishing operations.

Financial information for 2009 includes the following amounts, totaling $442,000 of net pre-tax income ($10,456,000 net after-tax income, or $0.08 per diluted share after tax):

- $4,000,000 pre-tax expense related to the termination of a third-party management agreement;
- $4,442,000 pre-tax income in connection with the assignment to an unrelated third party of the Tahera Diamond Corporation note receivable previously impaired in 2007; and
- $11,220,000 income tax benefit associated with the settlement of certain tax audits and the expiration of statutory periods.

Financial information for 2008 includes the following amounts, totaling $121,143,000 of net pre-tax expense ($74,241,000 net after-tax expense, or $0.59 per diluted share after tax):

- $97,839,000 pre-tax expense related to staffing reductions;
- $12,373,000 pre-tax impairment charge related to an investment in a mining and exploration company operating in Sierra Leone;
- $7,549,000 pre-tax charge due to the closing of IRIDESSE stores, included within discontinued operations; and
- $3,382,000 pre-tax charge for the closing of a diamond polishing facility in Yellowknife, Northwest Territories.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes. All references to years relate to fiscal years that end on January 31 of the following calendar year.

KEY STRATEGIES

The Company's key strategies are:

- To selectively expand its global distribution without compromising the value of the TIFFANY & CO. trademark (the "Brand").

  Management employs a multi-channel distribution strategy and intends to expand distribution by adding stores in both new and existing markets, and by launching e-commerce websites in new markets. Management recognizes that over-saturation of any market could diminish the distinctive appeal of the Brand, but believes that there are a significant number of potential worldwide locations remaining that meet the requirements of the Brand.

- To enhance customer awareness.

  The Brand is the single most important asset of the Company. Management will continue to invest in marketing and public relations programs designed to increase new and existing customer awareness of the Brand and its message, and will continue to monitor the strength of the Brand through market research.

- To increase store productivity.

  The Company is committed to growing sales per square foot by increasing consumer traffic, and the percentage of store visitors who make a purchase, through targeted advertising, ongoing sales training and customer-focused initiatives. In addition, in recent years, the Company has opened smaller size stores in the United States which are more comparable to many non-U.S. stores and which have contributed to higher store productivity.

- To achieve improved operating margins.

  Management's long-term objective is to improve operating margin through greater efficiencies in product sourcing, manufacturing and distribution as well as by controlling selling, general and administrative expenses and enhancing productivity through sales leverage on fixed costs so that sales growth can generate a higher rate of earnings growth.

- To maintain an active product development program.

  The Company continues to invest in product development in order to introduce new design collections and expand existing lines.

- To maintain substantial control over product supply through direct diamond sourcing and internal jewelry manufacturing.

  The Company's diamond processing operations purchase, sort, cut and/or polish rough diamonds for use in merchandise. The Company will continue to seek additional sources of diamonds which, combined with its internal manufacturing operations, are intended to secure adequate product supplies and favorable costs.

- To provide superior customer service.

  Maintaining the strength of the Brand requires that the Company make superior customer service a top priority, which it achieves by employing highly qualified sales and customer service professionals and enhancing ongoing training programs.

2012 SUMMARY

- Worldwide net sales increased 4% to $3,794,249,000 due to growth in all segments. On a constant-exchange-rate basis (see "Non-GAAP Measures" below), worldwide net sales in 2012 increased 5% and comparable store sales increased 1%.

- The Company added a net of 28 TIFFANY & CO. stores (13 in the Americas, 8 in Asia-Pacific, 2 in Europe and 5 in the United Arab Emirates ("U.A.E.")).

- Operating margin decreased 1.0 percentage point. Excluding charges (primarily within selling, general and administrative expenses) of $42,719,000 in 2011 associated with Tiffany's relocation of its New York headquarters staff to a single location, operating margin decreased 2.2 percentage points in 2012 due to a decline in gross margin.

- Net earnings decreased 5% to $416,157,000, or $3.25 per diluted share. Excluding nonrecurring charges (see "Non-GAAP Measures" below), net earnings declined 11%.

- In May 2012, the Board of Directors approved a 10% increase in the quarterly dividend rate on the Company's Common Stock increasing the annual dividend rate to $1.28 per share.

- Free cash flow (see "Non-GAAP Measures" below) improved to an inflow of $108,760,000 in 2012, as compared to an outflow of $28,837,000 in 2011, primarily due to a decelerating rate of inventory growth.

- In July 2012, the Company issued $250,000,000 of 4.40% Senior Notes. Additionally, the Company increased the commitments under each of the Company's three-year and five-year credit facilities from $200,000,000 to $275,000,000 resulting in a total borrowing capacity of $550,000,000 under the Company's two principal credit facilities.

FORM 10-K

RESULTS OF OPERATIONS

Non-GAAP Measures

The Company reports information in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). The Company's management does not, nor does it suggest that investors should, consider non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. The Company presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate the Company's operating results.

Net Sales. The Company's reported sales reflect either a translation-related benefit from strengthening foreign currencies or a detriment from a strengthening U.S. dollar. Internally, management monitors its sales performance on a non-GAAP basis that eliminates the positive or negative effects that result from translating sales made outside the U.S. into U.S. dollars ("constant-exchange-rate basis"). Management believes this constant-exchange-rate basis provides a more representative assessment of sales performance and provides better comparability between reporting periods. The following table reconciles sales percentage increases (decreases) from the GAAP to the non-GAAP basis versus the previous year:

			2012			2011
	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis	GAAP Reported	Translation Effect	Constant-Exchange-Rate Basis
Net Sales:						
Worldwide	4%	(1)%	5%	18%	3%	15%
Americas	2	—	2	15	1	14
Asia-Pacific	8	—	8	36	5	31
Japan	4	(2)	6	13	10	3
Europe	3	(4)	7	17	5	12
Comparable Store Sales:						
Worldwide	—%	(1)%	1%	16%	3%	13%
Americas	(2)	—	(2)	13	—	13
Asia-Pacific	3	1	2	31	4	27
Japan	4	(3)	7	13	9	4
Europe	(2)	(4)	2	10	4	6

Statement of Earnings. Internally, management monitors its statement of earnings excluding non-recurring items. Management believes excluding such items presents the Company's results on a more comparable basis to the corresponding period in the prior year, thereby providing investors with an additional perspective to analyze the results of operations of the Company. The following table reconciles GAAP amounts to non-GAAP amounts:

(in thousands)	GAAP	New York Headquarters Staff Relocation (decrease)/increase	Non-GAAP
Year Ended January 31, 2012			
Selling, general and administrative expenses	$ 1,442,728	$ (42,506)	$ 1,400,222
Earnings from operations	708,426	42,719 [a]	751,145
Net earnings	439,190	25,994	465,184

[a] On a pre-tax basis includes charges of $213,000 within cost of sales and $42,506,000 within selling, general and administrative expenses for the year ended January 31, 2012 associated with Tiffany's consolidation of its New York headquarters staff within one location.

Free Cash Flow. Internally, management monitors its cash flow on a non-GAAP basis as the ability to generate free cash flow demonstrates how much cash a company has available for discretionary and non-discretionary items after deduction of capital expenditures. The Company's operations require regular capital expenditures for the opening, renovation and expansion of stores and distribution and manufacturing facilities as well as ongoing investments in information technology. Management believes this provides a more representative assessment of operating cash flows. The following table reconciles GAAP net cash provided by operating activities to non-GAAP free cash flows:

	Years Ended January 31,	
(in thousands)	2013	2012
Net cash provided by operating activities	$ 328,290	$ 210,606
Less: Capital expenditures	219,530	239,443
Free cash inflow (outflow)	$ 108,760	$ (28,837)

Comparable Store Sales

Comparable store sales include only sales transacted in Company-operated stores. A store's sales are included in comparable store sales when the store has been open for more than 12 months. In markets other than Japan, sales for relocated stores are included in comparable store sales if the relocation occurs within the same geographical market. In Japan, sales for a new store are not included if the store was relocated from one department store to another or from a department store to a free-standing location. In all markets, the results of a store in which the square footage has been expanded or reduced remain in the comparable store base.

Net Sales

Net sales by segment were as follows:

(in thousands)	2012	2011	2010	2012 vs. 2011 % Change	2011 vs. 2010 % Change
Americas	$ 1,839,969	$ 1,805,783	$ 1,574,571	2%	15%
Asia-Pacific	810,420	748,214	549,197	8	36
Japan	639,185	616,505	546,537	4	13
Europe	432,167	421,141	360,831	3	17
Other	72,508	51,294	54,154	41	(5)
	$ 3,794,249	$ 3,642,937	$ 3,085,290	4%	18%

FORM 10-K

Americas. Americas currently includes sales in 115 TIFFANY & CO. stores in the United States, Canada and Latin America, as well as sales of TIFFANY & CO. products in certain of those markets through business-to-business, Internet, catalog and wholesale operations. Americas represented 48%, 50% and 51% of worldwide net sales in 2012, 2011 and 2010, of which the New York Flagship store represented 8% of worldwide net sales in those same periods.

In 2012, total sales in the Americas increased $34,186,000, or 2%, due to an increase in the average price per unit sold partly offset by fewer units sold. Comparable store sales decreased $32,800,000, or 2%, consisting of decreases of 3% in New York Flagship store sales and 2% in comparable branch store sales. Non-comparable store sales grew $56,362,000 and sales of TIFFANY & CO. merchandise to independent distributors increased $3,158,000. On a constant-exchange-rate basis, sales in the Americas increased 2%, and comparable store sales decreased 2%. Combined Internet and catalog sales in the Americas increased $6,946,000, or 4%, due to an increase in the average sales per order.

In 2011, total sales in the Americas increased $231,212,000, or 15%, primarily due to an increase in the average price per unit sold. Comparable store sales increased $175,179,000, or 13%, consisting of increases in both New York Flagship store sales of 20% and comparable branch store sales of 12%. Non-comparable store sales grew $47,743,000. On a constant-exchange-rate basis, sales in the Americas increased 14% and comparable store sales increased 13%. Combined Internet and catalog sales in the Americas increased $10,752,000, or 6%, due to an increase in the average sales per order.

Asia-Pacific. Asia-Pacific currently includes sales in 66 TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations. Asia-Pacific represented 21%, 21% and 18% of worldwide net sales in 2012, 2011 and 2010.

In 2012, total sales in Asia-Pacific increased $62,206,000, or 8%, primarily due to an increase in the number of units sold. Comparable store sales increased $18,374,000, or 3%, non-comparable store sales grew $32,571,000 and sales of TIFFANY & CO. merchandise to independent distributors increased $9,447,000. On a constant-exchange-rate basis, Asia-Pacific sales increased 8% and comparable store sales increased 2% due to geographically broad-based sales growth in most markets.

In 2011, total sales in Asia-Pacific increased $199,017,000, or 36%, due to similar increases in the average price per unit sold and in the number of units sold. Comparable store sales increased $162,989,000, or 31%, and non-comparable store sales increased $23,830,000. On a constant-exchange-rate basis, Asia-Pacific sales increased 31% and comparable store sales increased

27% due to geographically broad-based sales growth in most markets, especially in the greater China region.

Japan. Japan currently includes sales in 55 TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products through business-to-business, Internet and wholesale operations. Japan represented 17%, 17% and 18% of worldwide net sales in 2012, 2011 and 2010.

In 2012, total sales in Japan increased $22,680,000, or 4%, due to an increase in the average price per unit sold partly offset by a decline in the number of units sold. Comparable store sales increased $24,263,000, or 4%. On a constant-exchange-rate basis, Japan sales increased 6% and comparable store sales increased 7%.

In 2011, total sales in Japan increased $69,968,000, or 13%, due to an increase in the average price per unit sold partly offset by a decline in the number of units sold. Comparable store sales increased $67,717,000, or 13%. On a constant-exchange-rate basis, Japan sales increased 3% and comparable store sales increased 4%.

Europe. Europe currently includes sales in 34 TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations. Europe represented 11%, 12% and 12% of worldwide net sales in 2012, 2011 and 2010. The United Kingdom ("U.K.") represents slightly less than half of European sales.

In 2012, total sales in Europe increased $11,026,000, or 3%, due to an increase in the average price per unit sold partly offset by a decrease in the number of units sold. Comparable store sales decreased $6,929,000, or 2%, non-comparable store sales increased $15,438,000 and direct marketing sales increased $2,679,000. On a constant-exchange-rate basis, sales in Europe increased 7% and comparable store sales increased 2% reflecting growth in most of continental Europe and a modest sales decline in the U.K.

In 2011, total sales in Europe increased $60,310,000, or 17%, due to similar increases in the number of units sold and in the average price per unit sold. Comparable store sales increased $33,021,000, or 10%, and non-comparable store sales increased $20,274,000. On a constant-exchange-rate basis, sales in Europe increased 12% and comparable store sales increased 6% reflecting relatively stronger growth in Continental Europe than in the U.K.

Other. Other consists of all non-reportable segments. Other consists of wholesale sales of TIFFANY & CO. merchandise to independent distributors for resale in certain emerging markets (primarily in the Middle East and Russia) and beginning in July 2012 retail sales in five TIFFANY & CO. stores in the U.A.E. which were converted from independently-operated wholesale distribution to Company-operated stores. In addition, Other includes wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs and earnings received from third-party licensing agreements.

In 2012, Other sales increased $21,214,000, or 41%, primarily due to the addition of the five stores in the U.A.E. In 2011, Other sales decreased $2,860,000, or 5%, due to lower wholesale sales of diamonds partly offset by higher sales of TIFFANY & CO. merchandise to independent distributors in emerging markets.

Product Category Information. In 2012, worldwide net sales increased $151,312,000, or 4%, primarily driven by increases of $44,811,000, or 7%, in the statement, fine & solitaire jewelry category (reflecting strong sales of yellow and fancy colored diamond jewelry); $38,534,000, or 3%, in the silver, gold & RUBEDO® metal jewelry category (primarily due to the introduction of the

RUBEDO® metal in 2012 partly offset by a decline in silver jewelry); $34,490,000, or 3%, in the engagement jewelry & wedding bands category; and $30,179,000, or 6%, in the designer jewelry category (reflecting sales growth in jewelry designed by Elsa Peretti and Paloma Picasso).

In 2011, worldwide net sales increased $557,647,000, or 18%, primarily driven by increases of $205,433,000, or 24%, in the engagement jewelry & wedding bands category; $121,697,000, or 23%, in the statement, fine & solitaire category (reflecting strong sales of yellow diamond jewelry and statement jewelry); $122,428,000, or 12%, in the silver & gold jewelry category (reflecting strong sales of gold jewelry and modest growth in silver jewelry); and $63,776,000, or 15%, in the designer jewelry category (reflecting sales growth in jewelry designed by Elsa Peretti and Paloma Picasso). The remaining sales increase of $44,313,000, or 16%, in all other product categories was primarily driven by watches and the launch of leather goods.

Store Data. In 2012, the Company added a net of 28 stores: 13 in the Americas (6 in Canada which includes the conversion of 4 department-store locations from independently-operated wholesale distribution to Company-operated stores, 4 in the U.S., 2 in Mexico and 1 in Brazil), 8 in Asia-Pacific (6 in China, 1 in Singapore and 1 in Australia), 2 in Europe (France and the Czech Republic) and 5 stores in the U.A.E. which is included as part of the "Other" non-reportable segment.

In 2011, the Company added a net of 14 stores: 6 in the Americas (3 in the U.S., 2 in Canada and 1 in Brazil), 6 in Asia-Pacific (3 in Korea, 2 in China and 1 in Taiwan), 3 in Europe (Germany, Italy and Switzerland) and a net reduction of one in Japan.

Sales per gross square foot generated by all company-operated stores were approximately $3,000 in 2012, $3,000 in 2011 and $2,600 in 2010.

Gross Margin

	2012	2011	2010
Gross profit as a percentage of net sales	57.0%	59.0%	59.1%

Gross margin (gross profit as a percentage of net sales) decreased by 2.0 percentage points in 2012 largely due to high precious metal and diamond costs, as well as sales mix favoring higher-priced, lower margin products and reduced sales leverage on fixed costs. Sales mix was affected by, among other items, a decline in sales of silver jewelry. Silver jewelry earns a higher margin than the Company's overall gross margin.

Gross margin decreased by 0.1 percentage point in 2011 primarily due to higher product costs and changes in product mix toward higher-priced jewelry that achieves a lower gross margin partly offset by sales leverage on fixed costs.

Management periodically reviews and adjusts its retail prices when appropriate to address product cost increases, specific market conditions and longer-term changes in foreign currencies/U.S. dollar relationships. Among the market conditions that the Company addresses are consumer demand for the product category involved, which may be influenced by consumer confidence, and competitive pricing conditions. The Company uses derivative instruments to mitigate foreign exchange and precious metal price exposures (see "Item 8. Financial Statements and Supplementary Data – Note I. Hedging Instruments"). In recent years, the Company has increased retail prices to address higher product costs and its strategy is to continue that approach, when appropriate, in the future. The Company did not take retail price increases in 2011 and 2012 sufficient to offset commodity cost pressures the Company has continued to experience. The Company intends to increase prices in 2013.

Selling, General and Administrative ("SG&A") Expenses

	2012	2011	2010
SG&A expenses as a percentage of net sales	38.6%	39.6%	39.8%

SG&A expenses increased $23,339,000, or 2%, in 2012 and $215,231,000, or 18%, in 2011. SG&A expenses in those years are not comparable due to nonrecurring charges.

SG&A expenses in 2011 and 2010 included $42,506,000 and $16,625,000 of expenses associated with Tiffany and Company's ("Tiffany") relocation of its New York headquarters staff to a single location (see "Item 8. Financial Statements and Supplementary Data – Note K. Commitments and Contingencies").

Excluding the nonrecurring items noted above, SG&A expenses in 2011 and 2010 would have been $1,400,222,000 and $1,210,872,000. The increase of $65,845,000, or 5%, in 2012 was primarily due to increased store occupancy and depreciation expenses of $36,090,000 related to new and existing stores, increased marketing expenses of $8,474,000 and increased labor and benefit costs of $5,081,000. In 2012, the modest increase in labor and benefit costs reflected reduced incentive compensation. The increase of $189,350,000, or 16%, in 2011 was largely due to increased labor and benefits costs of $57,672,000, increased depreciation and store occupancy expenses of $56,657,000 due to new and existing stores and increased marketing expenses of $36,453,000. SG&A expenses as a percentage of net sales were 38.6% in 2012 and, excluding the nonrecurring items noted above, would have been 38.4% and 39.2% in 2011 and 2010.

The Company's SG&A expenses are largely fixed in nature. The improvement in SG&A expenses excluding nonrecurring items as a percentage of net sales in 2011 reflected the leverage effect from increased sales. Variable costs (which include items such as variable store rent, sales commissions and fees paid to credit card companies) represent approximately one-fifth of total SG&A expenses.

Earnings from Operations

(in thousands)	2012	% of Sales*	2011	% of Sales*	2010	% of Sales*
Earnings (losses) from operations:						
Americas	$ 345,917	18.8%	$ 387,951	21.5%	$ 340,331	21.6%
Asia-Pacific	188,510	23.3	205,711	27.5	133,448	24.3
Japan	204,510	32.0	184,767	30.0	162,800	29.8
Europe	90,955	21.0	105,728	25.1	88,309	24.5
Other	(6,254)	(8.6)	(5,247)	(10.2)	3,358	6.2
	823,638		878,910		728,246	
Unallocated corporate expenses	(126,421)	(3.3)%	(127,765)	(3.5)%	(115,830)	(3.8)%
Other operating expense	—		(42,719)		(17,635)	
Earnings from operations	$ 697,217	18.4%	$ 708,426	19.4%	$ 594,781	19.3%

*Percentages represent earnings (losses) from operations as a percentage of each segment's net sales.

Earnings from operations decreased 2% in 2012. On a segment basis, the ratio of earnings (losses) from operations to each segment's net sales in 2012 compared with 2011 was as follows:

- Americas – the ratio decreased 2.7 percentage points primarily resulting from a decline in gross margin as well as increased operating expenses due to the opening of new stores;
- Asia-Pacific – the ratio decreased 4.2 percentage points primarily due to a decline in gross margin as well as increased operating expenses due to the opening of new stores and increased marketing;
- Japan – the ratio increased 2.0 percentage points primarily due to the sales leveraging of operating expenses as well as an increase in gross margin;
- Europe – the ratio decreased 4.1 percentage points primarily due to a decline in gross margin; and
- Other – the operating loss is primarily attributable to spending for the development of the emerging markets region.

Earnings from operations increased 19% in 2011. On a segment basis, the ratio of earnings (losses) from operations to each segment's net sales in 2011 compared with 2010 was as follows:

- Americas – the ratio decreased 0.1 percentage point primarily due to a decline in gross margin that was offset by the leveraging of operating expenses;
- Asia-Pacific – the ratio increased 3.2 percentage points primarily due to the leveraging of operating expenses as well as a decrease in marketing expenses resulting from a major marketing and public relations event that was held in Beijing, China in 2010;
- Japan – the ratio increased 0.2 percentage point primarily due to an improvement in gross margin partly offset by increased operating expenses;
- Europe – the ratio increased 0.6 percentage point primarily due to an improvement in gross margin partly offset by increased operating expenses; and
- Other – the operating loss is primarily attributable to a valuation adjustment related to the write-down of wholesale diamond inventory deemed not suitable for the Company's needs as well as increased spending in the latter part of 2011 for the development of the emerging markets region.

Unallocated corporate expenses include costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for centralized information technology, finance, legal and human resources departments. Unallocated corporate expenses decreased as a percentage of sales in 2012 and 2011.

Other operating expense in 2011 and 2010 represents $42,719,000 and $17,635,000 related to Tiffany's relocation of its New York headquarters staff to a single location (see "Item 8. Financial Statements and Supplementary Data – Note K. Commitments and Contingencies").

Interest Expense and Financing Costs

In 2012, interest expense and financing costs increased $10,495,000, or 22%, primarily due to increased interest expense related to increased debt. In 2011, interest expense and financing costs decreased $5,761,000, or 11%, due to maturing debt that was replaced with new lower-rate borrowings.

Other Income, Net

Other income, net includes interest income, gains/losses on investment activities and foreign currency transactions. Other income, net increased $329,000 in 2012. Other income, net decreased $1,889,000 in 2011 primarily due to changes in foreign currency gains/losses.

Provision for Income Taxes

The effective income tax rate was 35.3% in 2012 compared with 34.0% in 2011 and 32.7% in 2010. The tax rate for 2011 included a valuation allowance reversal against certain deferred tax assets where management had determined it was more likely than not that the deferred tax assets would be realized in the future. The tax rate for 2010 included a net income tax benefit of $3,096,000 primarily due to a change in the tax status of certain subsidiaries associated with the acquisition in 2009 of additional equity interests in diamond sourcing and polishing operations.

2013 Outlook

Management's outlook is based on the following assumptions, which are approximate and may or may not prove valid, and which should be read in conjunction with "Item 1A. Risk Factors" on page K-14:

- Worldwide net sales growth of 6% – 8% in U.S. dollars. On a constant-exchange-rate basis, an expected high-single-digit percentage increase in worldwide net sales includes growth in all regions, ranging from a mid-teens percentage increase in Asia-Pacific to a low-single-digit percentage increase in Japan.

- The opening of 14 (net) Company-operated stores including 5 in the Americas, 7 in Asia-Pacific, 3 in Europe and closing one in Japan, as well as refurbishing a number of existing locations around the world.

- Operating earnings increasing in line with sales growth; a modest improvement in the SG&A expense ratio, due to sales leverage on fixed costs, is expected to be offset by a modestly lower gross margin largely tied to a product sales mix skewed toward higher-priced categories.

- Interest and other expenses, net of $58,000,000.

- An effective income tax rate of 35%.

- Net earnings from operations increasing 6% – 9% to a range of $3.43 – $3.53 per diluted share. Net earnings from operations are expected to decline approximately 15% – 20% in the first quarter due to gross margin pressure and higher marketing-related costs, to be followed by earnings growth in all subsequent quarters. In addition, this forecast excludes $0.05 per diluted share of expected first quarter charges for staffing and occupancy adjustments.

- An increase in net inventories of 5%, capital expenditures of $230,000,000 and free cash flow of $300,000,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its ongoing, seasonal and expansion-related working capital requirements and capital expenditure needs. Over the long term, the Company manages its cash and capital structure to maintain a strong financial position that provides flexibility to pursue strategic initiatives. Management regularly assesses its working capital needs, capital expenditure requirements, debt service, dividend payouts, share repurchases and future investments. Management believes that cash on hand, internally-generated cash flows, the funds available under its revolving credit facilities and the ability to access the debt and capital markets are sufficient to support the Company's liquidity and capital requirements for the foreseeable future.

As of January 31, 2013, the Company's cash and cash equivalents totaled $504,838,000, of which approximately one-third was held in locations outside the U.S. where the Company has the intention to indefinitely reinvest any undistributed earnings to support its continued expansion and investments outside of the U.S. Such cash balances are not available to fund U.S. cash requirements unless the Company were to decide to repatriate such funds. The Company has sufficient sources of cash in the U.S. to fund its U.S. operations without the need to repatriate any of those funds held outside the U.S.

The following table summarizes cash flows from operating, investing and financing activities:

(in thousands)	2012	2011	2010
Net cash provided by (used in):			
Operating activities	$ 328,290	$ 210,606	$ 298,925
Investing activities	(331,146)	(242,583)	(186,612)
Financing activities	71,446	(213,817)	(224,799)
Effect of exchange rates on cash and cash equivalents	2,294	(1,843)	8,375
Net increase (decrease) in cash and cash equivalents	$ 70,884	$ (247,637)	$ (104,111)

Operating Activities

The Company had net cash inflows from operating activities of $328,290,000 in 2012, $210,606,000 in 2011 and $298,925,000 in 2010. The increase in 2012 from 2011 primarily resulted from a decelerated rate of inventory growth offset by various other outflows. The decrease in 2011 from 2010 primarily resulted from an increase in inventories partly offset by increased net earnings and adjustments for noncash items.

Working Capital. Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $2,564,997,000 and 5.4 at January 31, 2013, compared with $2,262,998,000 and 4.6 at January 31, 2012.

Accounts receivable, less allowances, at January 31, 2013 were 5% lower than January 31, 2012, primarily due to changes in foreign currency exchange rates. On a 12-month rolling basis, accounts receivable turnover was 21 times in 2012 and 20 times in 2011.

Inventories, net at January 31, 2013 were 8% higher than January 31, 2012 with finished goods inventories increasing 13% and combined raw material and work-in-process inventories increasing

2%. The overall increase resulted from store openings and expanded product assortments which included a meaningful expansion of the Company's statement jewelry assortment.

Investing Activities

The Company had net cash outflows from investing activities of $331,146,000 in 2012, $242,583,000 in 2011 and $186,612,000 in 2010. The increased outflow in 2012 was primarily due to payments of $82,664,000 to acquire intangible assets as well as a $25,000,000 payment related to an acquisition. The increased outflow in 2011 was primarily due to higher capital expenditures and notes receivable funded which was partly offset by net proceeds received from the sale of marketable securities and short-term investments.

Marketable Securities and Short-Term Investments. The Company invests a portion of its cash in marketable securities and short-term investments. The Company had net proceeds received from the sale of marketable securities and short-term investments of $4,063,000 during 2012 and $55,139,000 during 2011 and net purchases of investments in marketable securities and short-term investments of $59,610,000 during 2010.

Capital Expenditures. Capital expenditures are typically related to the opening, renovation and expansion of stores (which represents slightly more than half of capital expenditures in 2012, 2011 and 2010 excluding the relocation of Tiffany's New York headquarters staff), distribution and manufacturing facilities and ongoing investments in information technology. Capital expenditures were $219,530,000 in 2012, $239,443,000 in 2011 and $127,002,000 in 2010, representing 6%, 7% and 4% of net sales in those respective years. The increase in 2011 was primarily due to the relocation of Tiffany's New York headquarters staff to a single location, an increased number of store renovations and lower-than-normal spending in 2010 due to cost containment.

Notes Receivable Funded. The Company may, from time to time, extend loans to diamond mining and exploration companies in order to obtain rights to purchase the mine's output. In 2012, the Company loaned $8,015,000 to various companies. In 2011, the Company loaned $56,605,000 to various companies of which $50,000,000 was provided to Koidu Holdings S.A. (see "Item 8. Financial Statements and Supplementary Data – Note K. Commitments and Contingencies").

Payments to acquire intangible assets. In 2012, the Company made a $47,059,000 payment to retain an exclusive license for Peretti-designed jewelry and products. The Company also made a $35,605,000 payment to secure a prime retail location in Europe. See "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies."

Payment for acquisition. In 2012, the Company made a $25,000,000 payment related to the acquisition of net assets associated with the five existing independently-operated TIFFANY & CO. stores located in the U.A.E. See "Item 8. Financial Statements and Supplementary Data – Note C. Acquisition."

Financing Activities

The Company had net cash inflows from financing activities of $71,446,000 in 2012 and net cash outflows from financing activities of $213,817,000 in 2011 and $224,799,000 in 2010. Year-over-year changes in cash flows from financing activities are largely driven by share repurchase activity, borrowings and cash dividends on common stock.

Dividends. The cash dividend on the Company's Common Stock was increased once in both 2012 and 2011 and twice in 2010. The Company's Board of Directors declared quarterly dividends which totaled $1.25, $1.12 and $0.95 per common share in 2012, 2011 and 2010 with cash dividends paid of $158,594,000, $142,840,000 and $120,390,000 in those respective years. The dividend payout ratio (dividends as a percentage of net earnings) was 38%, 33% and 33% in 2012, 2011 and 2010.

Share Repurchases. In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as stock price, cash-flow forecasts and other market conditions. In January 2013, the Board of Directors extended the expiration of the 2011 Program to January 31, 2014 and approximately $163,794,000 remained available for share repurchases under this authorization.

The Company's share repurchase activity was as follows:

(in thousands, except per share amounts)	2012	2011	2010
Cost of repurchases	$ 54,107	$ 174,118	$ 80,786
Shares repurchased and retired	813	2,629	1,843
Average cost per share	$ 66.54	$ 66.23	$ 43.83

The Company suspended share repurchases during the second quarter of 2012 in order to allow for a more effective allocation of resources consistent with the Company's growth strategies. The Company may resume repurchases under the stock repurchase program at any time in its discretion. At least annually, the Company's Board of Directors reviews its policies with respect to dividends and share repurchases with a view to actual and projected earnings, cash flows and capital requirements.

Recent Borrowings. The Company had net repayments of or net proceeds from short-term and long-term borrowings as follows:

(in thousands)	2012	2011	2010
Short-term borrowings:			
Proceeds from credit facility borrowings, net	$ 47,278	$ 13,548	$ 9,170
Proceeds from other credit facilities	40,298	61,020	–
Repayments of other credit facilities	(361)	(4,517)	–
Net proceeds from short-term borrowings	87,215	70,051	9,170
Long-term borrowings:			
Proceeds from issuance	250,000	–	118,430
Repayments	(60,000)	(58,915)	(218,845)
Net proceeds from (repayments of) long-term borrowings	190,000	(58,915)	(100,415)
Net proceeds from (repayments of) total borrowings	$ 277,215	$ 11,136	$ (91,245)

FORM 10-K

In December 2011, the Company entered into a three-year $200,000,000 revolving credit facility and a five-year $200,000,000 revolving credit facility (the "Credit Facilities"). In July 2012, the Credit Facilities were increased from $200,000,000 to $275,000,000 resulting in a total borrowing capacity of $550,000,000 under the Company's two principal Credit Facilities. Under the Credit Facilities, borrowings may be made from 10 participating banks at interest rates based upon either (i) local currency borrowing rates or (ii) the Federal Funds Rate plus 0.5%, whichever is higher, plus a margin based on the Company's leverage ratio.

In total, there was $194,034,000 outstanding and $479,851,000 available under all revolving credit facilities at January 31, 2013. The weighted-average interest rate for the outstanding amount at January 31, 2013 was 3.05%.

In 2012, the Company issued $250,000,000 of long-term debt at an interest rate of 4.40%. Proceeds from long-term debt issuances were used to repay $60,000,000 of 10-year term, 6.56% Series D Senior Notes that came due in July 2012 and for general corporate purposes. In 2010, the Company issued ¥10,000,000,000 ($118,430,000 at issuance) of long-term debt at an interest rate of 1.72%. These proceeds, in conjunction with other short-term borrowings, were used to refinance existing indebtedness and for general corporate purposes. See "Item 8. Financial Statements and Supplementary Data – Note H. Debt" for additional details.

The ratio of total debt (short-term borrowings, current portion of long-term debt and long-term debt) to stockholders' equity was 37% and 30% at January 31, 2013 and 2012.

At January 31, 2013, the Company was in compliance with all debt covenants.

Proceeds from Non-controlling Interest. In 2012, the Company received proceeds of $12,750,000 associated with its venture with Damas Jewellery LLC that acquired the five existing independently-operated TIFFANY & CO. stores located in the U.A.E. as noted in *Payment for acquisition* above. See "Item 8. Financial Statements and Supplementary Data – Note C. Acquisition" for additional details on the venture.

Contractual Cash Obligations and Commercial Commitments

The following is a summary of the Company's contractual cash obligations at January 31, 2013:

(in thousands)	Total	2013	2014-2015	2016-2017	Thereafter
Unrecorded contractual obligations:					
Operating leases	$ 1,531,194	$ 203,479	$ 360,730	$ 272,856	$ 694,129
Inventory purchase obligations [a]	300,876	298,634	2,242	–	–
Interest on debt [b]	509,232	51,936	103,017	71,067	283,212
Other contractual obligations [c]	66,931	51,708	7,568	905	6,750
Recorded contractual obligations:					
Short-term borrowings	194,034	194,034	–	–	–
Long-term debt	765,238	–	105,598	234,640	425,000
	$ 3,367,505	$ 799,791	$ 579,155	$ 579,468	$ 1,409,091

a) The Company will, from time to time, secure supplies of diamonds by agreeing to purchase a defined portion of a mine's output. Inventory purchase obligations associated with these agreements have been estimated for 2013 and included in this table. Purchases beyond 2013 that are contingent upon mine production have been excluded as they cannot be reasonably estimated.

b) Excludes interest payments on amounts outstanding under available lines of credit, as the outstanding amounts fluctuate based on the Company's working capital needs.

c) Consists primarily of fixed royalty commitments, construction-in-progress and packaging supplies.

The summary above does not include the following items:

- Cash contributions to the Company's pension plan and cash payments for other postretirement obligations. The Company plans to contribute approximately $30,000,000 to the pension plan in 2013. However, this expectation is subject to change if actual asset performance is different than the assumed long-term rate of return on pension plan assets. In addition, the Company estimates cash payments for postretirement health-care and life insurance benefit obligations to be $2,088,000 in 2013.

- Unrecognized tax benefits at January 31, 2013 of $28,217,000 and accrued interest and penalties of $7,878,000. The final outcome of tax uncertainties is dependent upon various matters including tax examinations, interpretation of the applicable tax laws or expiration of statutes of limitations. The Company believes that its tax positions comply with applicable tax law and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Management anticipates that it is reasonably possible that the total gross amount of unrecognized tax benefits will decrease by approximately $20,000,000 in the next 12 months, a portion of which may affect the effective tax rate; however, management does not currently anticipate a significant effect on net earnings. Future developments may result in a change in this assessment.

The following is a summary of the Company's outstanding borrowings and available capacity under its credit facilities at January 31, 2013:

(in thousands)	Total Capacity	Borrowings Outstanding	Available Capacity
Three-year revolving credit facility [a]	$ 275,000	$ 45,738	$ 229,262
Five-year revolving credit facility [b]	275,000	32,290	242,710
Other credit facilities [c]	123,885	116,006	7,879
	$ 673,885	$ 194,034	$ 479,851

[a] This facility matures in December 2014.

[b] This facility matures in December 2016.

[c] These credit facilities mature in 2013.

In addition, the Company has available letters of credit and financial guarantees of $70,055,000 of which $30,454,000 was outstanding at January 31, 2013. Of those available letters of credit and financial guarantees, $58,620,000 expires within one year.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing at least one-third of annual net sales and a higher percentage of annual net earnings. Management expects such seasonality to continue.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from those estimates and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records any necessary adjustments.

The development and selection of critical accounting estimates and the related disclosures below have been reviewed with the Audit Committee of the Company's Board of Directors. The following critical accounting policies that rely on assumptions and estimates were used in the preparation of the Company's consolidated financial statements:

Inventory. The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value, and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. The Company has not made any material changes in the accounting methodology used to establish its reserve for discontinued and slow-moving products during the past three years. At January 31, 2013, a 10% change in the reserve for discontinued and slow-moving products would have resulted in a change of $5,418,000 in inventory and cost of sales.

Property, plant and equipment and intangibles assets and key money. The Company reviews its property, plant and equipment and intangibles assets and key money for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of these assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the value of the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company did not record any material impairment charges in 2012, 2011 or 2010.

Goodwill. The Company performs its annual impairment evaluation of goodwill during the fourth quarter of its fiscal year or when circumstances otherwise indicate an evaluation should be performed. A qualitative assessment is first performed to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, an evaluation, based upon discounted cash flows, is performed and requires management to estimate future cash flows, growth rates and economic and market conditions. The 2012, 2011 and 2010 evaluations resulted in no impairment charges.

Notes receivables and other financing arrangements. The Company may, from time to time, provide financing to diamond mining and exploration companies in order to obtain rights to purchase the mine's output. Management evaluates these financing arrangements and any other financing arrangements that may arise for potential impairment by reviewing the parties' financial statements and projections and business, operational and other economic factors on a periodic basis. If the analyses indicate that the financing receivable is not recoverable, an impairment loss is recognized, in respect to all or a portion of the financing, during that period. The Company did not record any material impairment charges in 2012, 2011 or 2010.

Income taxes. The Company is subject to income taxes in both the U.S. and foreign jurisdictions. The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a multitude of jurisdictions across the Company's global operations. Significant judgments and estimates are required in determining the consolidated income tax expense. The Company's income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management's best assessment of estimated future taxes to be paid.

Foreign and domestic tax authorities periodically audit the Company's income tax returns. These audits often examine and test the factual and legal basis for positions the Company has taken in its tax filings with respect to its tax liabilities, including the timing and amount of deductions and the allocation of income among various tax jurisdictions ("tax filing positions"). Management believes that its tax filing positions are reasonable and legally supportable. However, in specific cases, various tax authorities may take a contrary position. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken. Earnings could be affected to the extent the Company prevails in matters for which reserves have been established or is required to pay amounts in excess of established reserves.

In evaluating the Company's ability to recover its deferred tax assets within the jurisdiction from which they arise, management considers all available evidence. The Company records valuation allowances when management determines it is more likely than not that deferred tax assets will not be realized in the future.

Employee benefit plans. The Company maintains several pension and retirement plans, as well as provides certain postretirement health-care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, the market value of securities and projected health-care costs would require the Company to revise key assumptions and could result in a higher or lower charge to earnings.

The Company used discount rates of 5.00% to determine its 2012 pension expense for all U.S. plans and 5.25% to determine its 2012 postretirement expense. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased 2012 pension and postretirement expenses by $5,734,000 and $342,000. A decrease of 0.5% in the discount rate would have increased the 2012 pension and postretirement expenses by $5,892,000 and $660,000. The discount rate is subject to change each year, consistent with changes in the yield on applicable high-quality, long-term corporate bonds. Management selects a discount rate at which pension and postretirement benefits could be effectively settled based on (i) an analysis of expected benefit payments attributable to current employment service and (ii) appropriate yields related to such cash flows.

The Company used an expected long-term rate of return of 7.50% to determine its 2012 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2012 pension expense by $1,361,000. The expected long-term rate of return on pension plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 8.00% (for pre-age 65 retirees) and 6.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2013. The rates were assumed to decrease gradually to 4.75% by 2020 and remain at that level thereafter. A one-percentage-point change in the assumed health-care cost trend rate would not have a significant effect on the aggregate service and interest cost components of the 2012 postretirement expense.

NEW ACCOUNTING STANDARDS

See "Item 8. Financial Statements and Supplementary Data – Note B. Summary of Significant Accounting Policies."

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risk from fluctuations in foreign currency exchange rates, precious metal prices and interest rates, which could affect its consolidated financial position, earnings and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

Foreign Currency Risk

The Company uses foreign exchange forward contracts or put option contracts to offset the foreign currency exchange risks associated with foreign currency-denominated liabilities, intercompany transactions and forecasted purchases of merchandise between entities with differing functional currencies. The fair value of foreign exchange forward contracts and put option contracts is sensitive to changes in foreign exchange rates. Gains or losses on foreign exchange forward contracts substantially offset losses or gains on the liabilities and transactions being hedged. For put option contracts, if the market exchange rate at the time of the put option contract's expiration is stronger than the contracted exchange rate, the Company allows the put option contract to expire, limiting its loss to the cost of the put option contract. The term of all outstanding foreign exchange forward and put option contracts as of January 31, 2013 ranged from less than one month to 12 months. At January 31, 2013 and 2012, the fair value of the Company's outstanding foreign exchange forward and put option contracts were net assets of $18,968,000 and net liabilities $3,545,000, respectively. At January 31, 2013, a 10% depreciation in the hedged foreign exchange rates from the prevailing market rates would have resulted in an asset with a fair value of approximately $7,000,000.

Precious Metal Price Risk

The Company periodically hedges a portion of its forecasted purchases of precious metals for use in its internal manufacturing operations in order to minimize the effect of volatility in precious metals prices. The Company may use either a combination of call and put option contracts in net-zero-cost collar arrangements ("precious metal collars") or forward contracts. For precious metal collars, if the price of the precious metal at the time of the expiration of the precious metal collar is within the call and put price, the precious metal collar expires at no cost to the Company. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. At January 31, 2013 and 2012, the fair value of the Company's outstanding precious metal derivative instruments was a net asset of $362,000 and a net liability of $313,000, respectively. At January 31, 2013, a 10% depreciation in precious metal prices from the prevailing market rates would have resulted in a liability with a fair value of approximately $3,000,000.

Item 8. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Tiffany & Co.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of comprehensive earnings, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and its subsidiaries (the "Company") at January 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting, appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 28, 2013

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)	January 31, 2013	2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 504,838	$ 433,954
Accounts receivable, less allowances of $9,710 and $11,772	173,998	184,085
Inventories, net	2,234,334	2,073,212
Deferred income taxes	79,508	83,124
Prepaid expenses and other current assets	158,911	115,300
Total current assets	3,151,589	2,889,675
Property, plant and equipment, net	818,838	767,174
Deferred income taxes	306,385	271,156
Other assets, net	354,038	230,987
	$ 4,630,850	$ 4,158,992
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 194,034	$ 112,973
Current portion of long-term debt	–	60,822
Accounts payable and accrued liabilities	295,424	328,962
Income taxes payable	30,487	60,977
Merchandise and other customer credits	66,647	62,943
Total current liabilities	586,592	626,677
Long-term debt	765,238	538,352
Pension/postretirement benefit obligations	361,246	338,564
Deferred gains on sale-leasebacks	96,724	119,692
Other long-term liabilities	209,732	186,802
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.01 par value; authorized 2,000 shares, none issued and outstanding	–	–
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 126,934 and 126,676	1,269	1,267
Additional paid-in capital	1,019,997	970,215
Retained earnings	1,671,341	1,462,553
Accumulated other comprehensive loss, net of tax	(93,875)	(85,130)
Total Tiffany & Co. stockholders' equity	2,598,732	2,348,905
Non-controlling interests	12,586	–
Total stockholders' equity	2,611,318	2,348,905
	$ 4,630,850	$ 4,158,992

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

	Years Ended January 31,		
(in thousands, except per share amounts)	2013	2012	2011
Net sales	$ 3,794,249	$ 3,642,937	$ 3,085,290
Cost of sales	1,630,965	1,491,783	1,263,012
Gross profit	2,163,284	2,151,154	1,822,278
Selling, general and administrative expenses	1,466,067	1,442,728	1,227,497
Earnings from operations	697,217	708,426	594,781
Interest expense and financing costs	59,069	48,574	54,335
Other income, net	5,428	5,099	6,988
Earnings from operations before income taxes	643,576	664,951	547,434
Provision for income taxes	227,419	225,761	179,031
Net earnings	$ 416,157	$ 439,190	$ 368,403
Earnings per share:			
Basic	$ 3.28	$ 3.45	$ 2.91
Diluted	$ 3.25	$ 3.40	$ 2.87
Weighted-average number of common shares:			
Basic	126,737	127,397	126,600
Diluted	127,934	129,083	128,406

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Net earnings	$ 416,157	$ 439,190	$ 368,403
Foreign currency translation adjustments	(11,567)	9,997	27,167
Unrealized gain (loss) on marketable securities	2,640	(73)	3,173
Less: reclassification adjustments for loss (gain) included in net earnings	6	54	(38)
Unrealized gain (loss) on marketable securities	2,646	(19)	3,135
Unrealized loss on hedging instruments	(4,439)	(17,951)	(458)
Less: reclassification adjustments for loss included in net earnings	12,168	5,901	2,904
Unrealized gain (loss) on hedging instruments	7,729	(12,050)	2,446
Net actuarial loss	(34,520)	(125,814)	(14,571)
Amortization of net loss included in net earnings	15,993	7,042	2,787
Amortization of prior service cost included in net earnings	356	406	419
Net unrealized loss on benefit plans	(18,171)	(118,366)	(11,365)
Other comprehensive (loss) earnings, before tax	(19,363)	(120,438)	21,383
Income tax benefit (expense) related to items of other comprehensive (loss) earnings	10,618	47,873	(683)
Other comprehensive (loss) earnings, net of tax	(8,745)	(72,565)	20,700
Comprehensive earnings	$ 407,412	$ 366,625	$ 389,103

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Non-controlling Interests
Balances, January 31, 2010	$ 1,883,239	$ 1,151,109	$ (33,265)	126,326	$ 1,263	$ 764,132	$ —
Exercise of stock options and vesting of restricted stock units ("RSUs")	65,683	—	—	2,382	23	65,660	—
Tax effect of exercise of stock options and vesting of RSUs	9,811	—	—	—	—	9,811	—
Share-based compensation expense	25,815	—	—	—	—	25,815	—
Issuance of Common Stock under Employee Profit Sharing and Retirement Savings ("EPSRS") Plan	5,000	—	—	104	1	4,999	—
Purchase and retirement of Common Stock	(80,786)	(74,318)	—	(1,843)	(18)	(6,450)	—
Cash dividends on Common Stock	(120,390)	(120,390)	—	—	—	—	—
Other comprehensive earnings, net of tax	20,700	—	20,700	—	—	—	—
Net earnings	368,403	368,403	—	—	—	—	—
Balances, January 31, 2011	2,177,475	1,324,804	(12,565)	126,969	1,269	863,967	—
Exercise of stock options and vesting of RSUs	65,566	—	—	2,272	23	65,543	—
Tax effect of exercise of stock options and vesting of RSUs	20,944	—	—	—	—	20,944	—
Share-based compensation expense	30,753	—	—	—	—	30,753	—
Issuance of Common Stock under EPSRS Plan	4,500	—	—	64	1	4,499	—
Purchase and retirement of Common Stock	(174,118)	(158,601)	—	(2,629)	(26)	(15,491)	—
Cash dividends on Common Stock	(142,840)	(142,840)	—	—	—	—	—
Other comprehensive loss, net of tax	(72,565)	—	(72,565)	—	—	—	—
Net earnings	439,190	439,190	—	—	—	—	—
Balances, January 31, 2012	2,348,905	1,462,553	(85,130)	126,676	1,267	970,215	—
Exercise of stock options and vesting of RSUs	13,012	—	—	1,026	10	13,002	—
Tax effect of exercise of stock options and vesting of RSUs	11,730	—	—	—	—	11,730	—
Share-based compensation expense	27,224	—	—	—	—	27,224	—
Issuance of Common Stock under EPSRS Plan	3,150	—	—	45	—	3,150	—
Purchase and retirement of Common Stock	(54,107)	(48,775)	—	(813)	(8)	(5,324)	—
Cash dividends on Common Stock	(158,594)	(158,594)	—	—	—	—	—
Other comprehensive loss, net of tax	(8,745)	—	(8,745)	—	—	—	—
Net earnings	416,157	416,157	—	—	—	—	—
Non-controlling interests	12,586	—	—	—	—	—	12,586
Balances, January 31, 2013	$ 2,611,318	$ 1,671,341	$ (93,875)	126,934	$ 1,269	$1,019,997	$ 12,586

See notes to consolidated financial statements.

FORM 10-K

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended January 31, 2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 416,157	$ 439,190	$ 368,403
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	163,649	145,934	147,870
Lease exit charge	–	30,884	–
Amortization of gain on sale-leasebacks	(10,812)	(10,976)	(10,203)
Excess tax benefits from share-based payment arrangements	(11,763)	(18,771)	(9,124)
Provision for inventories	32,228	30,665	25,608
Deferred income taxes	(19,282)	(50,768)	(60,332)
Provision for pension/postretirement benefits	46,008	33,457	26,893
Share-based compensation expense	26,938	30,447	25,436
Changes in assets and liabilities:			
Accounts receivable	(1,393)	5,495	(22,563)
Inventories	(233,700)	(459,416)	(187,773)
Prepaid expenses and other current assets	(22,121)	(5,893)	(7,408)
Other assets, net	(4,561)	(11,371)	4,703
Accounts payable and accrued liabilities	(13,680)	39,862	21,439
Income taxes payable	(16,559)	17,551	501
Merchandise and other customer credits	1,640	(2,988)	(999)
Other long term liabilities	(24,459)	(2,696)	(23,526)
Net cash provided by operating activities	328,290	210,606	298,925
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of marketable securities and short-term investments	(15,226)	(40,912)	(61,556)
Proceeds from sale of marketable securities and short-term investments	19,289	96,051	1,946
Capital expenditures	(219,530)	(239,443)	(127,002)
Notes receivable funded	(8,015)	(56,605)	–
Payments to acquire intangible assets	(82,664)	–	–
Payment for acquisition	(25,000)	–	–
Other	–	(1,674)	–
Net cash used in investing activities	(331,146)	(242,583)	(186,612)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from credit facility borrowings, net	47,278	13,548	9,170
Proceeds from other credit facility borrowings	40,298	61,020	–
Repayments of other credit facility borrowings	(361)	(4,517)	–
Repayment of long-term debt	(60,000)	(58,915)	(218,845)
Proceeds from issuance of long-term debt	250,000	–	118,430
Payment for settlements of interest rate swap agreements	(29,335)	–	–
Net proceeds received from termination of interest rate swap	–	9,527	–
Repurchase of Common Stock	(54,107)	(174,118)	(80,786)
Proceeds from exercise of stock options	13,012	65,566	65,683
Excess tax benefits from share-based payment arrangements	11,763	18,771	9,124
Cash dividends on Common Stock	(158,594)	(142,840)	(120,390)
Purchase of non-controlling interests	–	–	(7,000)
Proceeds from non-controlling interest	12,750	–	–
Financing fees	(1,258)	(1,859)	(185)
Net cash provided by (used in) financing activities	71,446	(213,817)	(224,799)
Effect of exchange rate changes on cash and cash equivalents	2,294	(1,843)	8,375
Net increase (decrease) in cash and cash equivalents	70,884	(247,637)	(104,111)
Cash and cash equivalents at beginning of year	433,954	681,591	785,702
Cash and cash equivalents at end of year	$ 504,838	$ 433,954	$ 681,591

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its subsidiary companies (the "Company"). Tiffany & Co.'s principal subsidiary, Tiffany and Company ("Tiffany"), is a jeweler and specialty retailer whose principal merchandise offering is jewelry. The Company also sells timepieces, leather goods, sterling silverware, china, crystal, stationery, fragrances and accessories. Through Tiffany and other subsidiaries, the Company is engaged in product design, manufacturing and retailing activities.

The Company's reportable segments are as follows:

- Americas includes sales in TIFFANY & CO. stores in the United States, Canada and Latin America, as well as sales of TIFFANY & CO. products in certain markets through business-to-business, Internet, catalog and wholesale operations;
- Asia-Pacific includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations;
- Japan includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products through business-to-business, Internet and wholesale operations;
- Europe includes sales in TIFFANY & CO. stores, as well as sales of TIFFANY & CO. products in certain markets through Internet and wholesale operations; and
- Other consists of all non-reportable segments. Other consists of wholesale sales of TIFFANY & CO. merchandise to independent distributors for resale in certain emerging markets (primarily in the Middle East and Russia) and beginning in July 2012 retail sales in five TIFFANY & CO. stores in the United Arab Emirates ("U.A.E.") which were converted from independently-operated to Company–operated stores. In addition, Other includes wholesale sales of diamonds obtained through bulk purchases that were subsequently deemed not suitable for the Company's needs and earnings received from third-party licensing agreements.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries in which a controlling interest is maintained. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights or, in the case of variable interest entities (VIEs), if the Company has the power to significantly direct the activities of a VIE, as well as the obligation to absorb significant losses of or the right to receive significant benefits from the VIE. Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest.

Use of Estimates

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes to the consolidated financial statements. Actual results could differ from these estimates and the differences could be material. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and/or money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Short-term Investments

Short-term investments are classified as available-for-sale, are carried at fair value and are included within prepaid expenses and other current assets. At January 31, 2013, the Company's available-for-sale investments consist entirely of time deposits. At the time of purchase, management determines the appropriate classification of these investments and re-evaluates such designation as of each balance sheet date.

Receivables and Finance Charges

The Company maintains an allowance for doubtful accounts for estimated losses associated with the accounts receivable recorded on the balance sheet. The allowance is determined based on a combination of factors including, but not limited to, the length of time that the receivables are past due, the Company's knowledge of the customer, economic and market conditions and historical write-off experiences.

For the receivables associated with Tiffany & Co. credit cards ("Credit Card Receivables"), the Company uses various indicators to determine whether to extend credit to customers and the amount of credit. Such indicators include reviewing prior experience with the customer, including sales and collection history, and using applicants' credit reports and scores provided by credit rating agencies. Credit Card Receivables require minimum balance payments. The Company classifies a Credit Card account as overdue if a minimum balance payment has not been received within the allotted timeframe (generally 30 days), after which internal collection efforts commence. For all accounts receivable recorded on the balance sheet, once all internal collection efforts have been exhausted and management has reviewed the account, the account balance is written off and may be sent for external collection or legal action. At January 31, 2013 and 2012, the carrying amount of the Credit Card Receivables (recorded in accounts receivable, net) was $56,344,000 and $58,784,000, of which 98% and 97% were considered current at January 31, 2013 and 2012, respectively. The allowance for doubtful accounts for estimated losses associated with the Credit Card Receivables (approximately $1,500,000 and $2,000,000 at January 31, 2013 and 2012, respectively) was determined based on the factors discussed above. Finance charges on Credit Card accounts are not significant.

The Company may, from time to time, provide financing to diamond mining and exploration companies in order to obtain rights to purchase the mine's output (see "Note K. Commitments and Contingencies"). Management evaluates these and any other financing arrangements that may arise for potential impairment by reviewing the parties' financial statements and projections and business, operational and other economic factors on a periodic basis. As of January 31, 2013, the current portion of the carrying amount of loans receivable including accrued interest was $12,979,000 and was recorded in prepaid expenses and other current assets. As of January 31, 2013 and 2012, the non-current portion of the carrying amount of loans receivable including accrued interest was $53,984,000 and $58,212,000 and was included in other assets, net. The Company has not recorded any material impairment charges on such loans as of January 31, 2013 and 2012.

Inventories

Inventories are valued at the lower of cost or market using the average cost method except for certain diamond and gemstone jewelry which uses the specific identification method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Building Improvements	10 years
Machinery and Equipment	5-15 years
Office Equipment	3-10 years
Furniture and Fixtures	2-10 years

Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company's capitalized interest costs were not significant in 2012, 2011 or 2010.

Intangible Assets and Key Money

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives which range from 6 to 20 years. Intangible assets are reviewed for impairment in accordance with the Company's policy for impairment of long-lived assets (see "Impairment of Long-Lived Assets" below).

Key money is the amount of funds paid to a landlord or tenant to acquire the rights of tenancy under a commercial property lease for a certain property. Key money represents the "right to lease" with an automatic right of renewal. This right can be subsequently sold by the Company or can be recovered should the landlord refuse to allow the automatic right of renewal to be exercised. Key money is amortized over the estimated useful life, 39 years.

The following table summarizes intangible assets and key money, included in other assets, net, as follows:

	January 31, 2013		January 31, 2012	
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Product rights	$ 59,409	$ (6,388)	$ 12,350	$ (5,342)
Key money deposits	39,632	(719)	2,647	(247)
Trademarks	3,452	(3,078)	3,452	(2,911)
	$ 102,493	$ (10,185)	$ 18,449	$ (8,500)

FORM 10-K

In December 2012, the Company made a $47,059,000 payment to Elsa Peretti to retain an exclusive license in all of the countries in which Peretti-designed jewelry and products are currently sold, to make, have made, advertise and sell these items, which are made in conformance to Ms. Peretti's proprietary designs and bear her trademarks. These product rights acquired will be amortized over 20 years.

Amortization of intangible assets and key money for the years ended January 31, 2013, 2012 and 2011 was $1,685,000, $1,263,000 and $1,016,000. Amortization expense is estimated to be $4,374,000 in each of the next two years, $4,248,000 in the third year, $4,207,000 in the fourth year and $4,195,000 in the fifth year.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired. Goodwill is evaluated for impairment annually in the fourth quarter or when events or changes in circumstances indicate that the value of goodwill may be impaired. A qualitative assessment is first performed to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, a quantitative evaluation, based on discounted cash flows, is performed and requires management to estimate future cash flows, growth rates and economic and market conditions. If the quantitative evaluation indicates that goodwill is not recoverable, an impairment loss is calculated and recognized during that period. At January 31, 2013 and 2012, goodwill, included in other assets, net, consisted of the following by segment:

(in thousands)	Americas	Asia-Pacific	Japan	Europe	Other	Total
January 31, 2011	$ 12,482	$ 295	$ 1,164	$ 1,123	$ —	$ 15,064
Translation	(60)	(8)	(32)	(8)	—	(108)
January 31, 2012	12,422	287	1,132	1,115	—	14,956
Acquisition	—	—	—	—	24,493	24,493
Translation	(54)	(7)	(29)	(7)	412	315
January 31, 2013	$ 12,368	$ 280	$ 1,103	$ 1,108	$ 24,905	$ 39,764

In July 2012, the Company acquired the net assets associated with the five existing independently-operated TIFFANY & CO. stores located in the U.A.E. for total consideration of $25,000,000, of which $24,493,000 was allocated to goodwill. See "Note C. Acquisition" for further details.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (such as property, plant and equipment) other than goodwill for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. The Company recorded no material impairment charges in 2012, 2011 or 2010.

Hedging Instruments

The Company uses derivative financial instruments to mitigate its foreign currency, precious metal price and interest rate exposures. Derivative instruments are recorded on the consolidated balance sheet at their fair values, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction.

Marketable Securities

The Company's marketable securities, recorded within other assets, net, are classified as available-for-sale and are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Realized gains and losses are recorded in other income, net. The marketable securities are held for an indefinite period of time, but may be sold in the future as changes in market conditions or economic factors occur. The fair value of the marketable securities is determined based on prevailing market prices. The Company recorded $4,144,000 and $1,904,000 of gross unrealized gains and $1,293,000 and $1,699,000 of gross unrealized losses within accumulated other comprehensive loss as of January 31, 2013 and 2012.

The amount reclassified from other comprehensive earnings was determined on the basis of specific identification.

The Company's marketable securities consist of investments in mutual funds. When evaluating the marketable securities for other-than-temporary impairment, the Company reviews factors such as the length of time and the extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investments for a period of time which may be sufficient for anticipated recovery in market value. Based on the Company's evaluations, it determined that any unrealized losses on its outstanding mutual funds were temporary in nature and, therefore, did not record any impairment charges as of January 31, 2013, 2012 or 2011.

Merchandise and Other Customer Credits

Merchandise and other customer credits represent outstanding credits issued to customers for returned merchandise. It also includes outstanding gift cards sold to customers. All such outstanding items may be tendered for future merchandise purchases. A merchandise credit liability is established when a merchandise credit is issued to a customer for a returned item and the original sale is reversed. A gift card liability is established when the gift card is sold. The liabilities are relieved and revenue is recognized when merchandise is purchased and delivered to the customer and the merchandise credit or gift card is used as a form of payment.

If merchandise credits or gift cards are not redeemed over an extended period of time (approximately three to five years), the value of the merchandise credits or gift cards is generally remitted to the applicable jurisdiction in accordance with unclaimed property laws.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction, such as through the Internet and catalog channels. Revenue associated with gift cards and merchandise credits is recognized upon redemption. Sales are reported net of returns, sales tax and other similar taxes. Shipping and handling fees billed to customers are included in net sales. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience.

Additionally, outside of the U.S., the Company operates certain TIFFANY & CO. stores within various department stores. Sales transacted at these store locations are recognized at the "point of sale." The Company and these department store operators have distinct responsibilities and risks in the operation of such TIFFANY & CO. stores. The Company (i) owns and manages the merchandise; (ii) establishes retail prices; (iii) has merchandising, marketing and display responsibilities; and (iv) in almost all locations provides retail staff and bears the risk of inventory loss. The department store operators (i) provide and maintain store facilities; (ii) in almost all locations assume retail credit and certain other risks; and (iii) act for the Company in the sale of merchandise. In return for its services and use of its facilities, the department store operators retain a portion of net retail sales made in TIFFANY & CO. stores which is recorded as commission expense within selling, general and administrative expenses.

Cost of Sales

Cost of sales includes costs related to the purchase of merchandise from third parties, the cost to internally manufacture merchandise (metal, gemstones, labor and overhead), inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution and merchandising. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses include costs associated with the selling and marketing of products as well as administrative expenses. The types of expenses associated with these functions are store operating expenses (such as labor, rent and utilities), advertising and other corporate level administrative expenses.

Advertising, Marketing, Public and Media Relations Costs

Advertising, marketing, public and media relations costs include media, production, catalogs, Internet, marketing events, visual merchandising costs (in-store and window displays) and other related costs. In 2012, 2011 and 2010, these costs totaled $242,524,000, $234,050,000 and $197,597,000, representing 6.4% of worldwide net sales in each of those periods. Media and production costs for print and digital advertising are expensed as incurred, while catalog costs are expensed upon mailing.

Pre-opening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Stock-Based Compensation

New, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, are measured at fair value and recognized as compensation expense over the requisite service period.

Merchandise Design Activities

Merchandise design activities consist of conceptual formulation and design of possible products and creation of pre-production prototypes and molds. Costs associated with these activities are expensed as incurred.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. The Company also recognizes gains and losses associated with transactions that are denominated in foreign currencies. The Company recorded a net (loss) gain resulting from foreign currency transactions of ($2,147,000), ($54,000) and $2,413,000 in 2012, 2011 and 2010 within other income, net.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with U.S. GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent management believes these assets will more likely than not be realized. In making such determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event management were to determine that the Company would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. In evaluating the exposures associated with the Company's various tax filing positions, management records reserves using a more-likely-than-not recognition threshold for income tax positions taken or expected to be taken.

The Company, its U.S. subsidiaries and the foreign branches of its U.S. subsidiaries file a consolidated Federal income tax return.

Earnings Per Share

Basic earnings per share ("EPS") is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted EPS includes the dilutive effect of the assumed exercise of stock options and unvested restricted stock units.

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted EPS computations:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Net earnings for basic and diluted EPS	$ 416,157	$ 439,190	$ 368,403
Weighted-average shares for basic EPS	126,737	127,397	126,600
Incremental shares based upon the assumed exercise of stock options and unvested restricted stock units	1,197	1,686	1,806
Weighted-average shares for diluted EPS	127,934	129,083	128,406

For the years ended January 31, 2013, 2012 and 2011, there were 869,000, 401,000 and 371,000 stock options and restricted stock units excluded from the computations of earnings per diluted share due to their antidilutive effect.

FORM 10-K

New Accounting Standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-05, "Presentation of Comprehensive Income," which allows an entity the option to present components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The new guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Company adopted the new guidance effective February 1, 2012, and it did not have an effect on the Company's financial position or earnings.

In September 2011, the FASB issued Accounting Standards Update No. 2011-08, "Testing Goodwill for Impairment," which allows an entity to use a qualitative approach to test goodwill for impairment. The new guidance permits an entity to first perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The Company adopted the new guidance effective February 1, 2012, and it did not have a material effect on the Company's financial position or earnings.

C. ACQUISITION

In July 2012, the Company, through a venture with a former independent distributor, Damas Jewellery LLC ("Damas"), acquired the net assets associated with five existing independently-operated TIFFANY & CO. stores located in the U.A.E. for total consideration of $25,000,000, of which $24,493,000 was allocated to goodwill and the remainder to other tangible assets and liabilities. All of the goodwill associated with the transaction would be deductible for tax purposes; however the Company does not expect to receive a tax benefit as the U.A.E. does not impose a corporate income tax. The purchase resulted in the recognition of goodwill because the acquisition (i) enabled the Company to immediately integrate five existing TIFFANY & CO. stores into its worldwide store network and (ii) will enhance awareness of the Company's brand in the U.A.E.

In accordance with the agreement, the Company owns 49% of the common shares of the venture with Damas and will be entitled to 75% of the profits or losses of the venture. The Company is responsible for all merchandise assortment and pricing, advertising and promotional activities, staffing, store design and visual display and financial services. The Company has evaluated the variable interest entity consolidation requirements with respect to this transaction and has determined that the Company is the primary beneficiary as it has both the power to direct the activities that most significantly affect the venture's economic performance and the obligation to absorb losses of and the right to receive benefits that are significant to the venture. Therefore, the results of the venture will be consolidated within the financial results of the Company. Income or loss attributable to the non-controlling interests will be presented within other income, net as the amount is not material. The results of the venture and the associated goodwill will be included within the Other non-reportable segment.

D. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Interest, net of interest capitalization	$ 49,785	$ 44,799	$ 47,107
Income taxes	$ 266,829	$ 250,620	$ 237,829

Supplemental noncash investing and financing activities:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 3,150	$ 4,500	$ 5,000

E. INVENTORIES

	January 31,	
(in thousands)	2013	2012
Finished goods	$ 1,291,235	$ 1,145,680
Raw materials	790,732	784,040
Work-in-process	152,367	143,492
	$ 2,234,334	$ 2,073,212

F. PROPERTY, PLANT AND EQUIPMENT

(in thousands)		January 31, 2013		2012
Land	$	42,707	$	42,735
Buildings		118,687		113,731
Leasehold and building improvements		914,737		833,740
Office equipment		460,968		416,003
Furniture and fixtures		224,750		211,043
Machinery and equipment		135,637		123,407
Construction-in-progress		24,509		17,652
		1,921,995		1,758,311
Accumulated depreciation and amortization		(1,103,157)		(991,137)
	$	818,838	$	767,174

The provision for depreciation and amortization for the years ended January 31, 2013, 2012 and 2011 was $159,018,000, $149,109,000 and $149,403,000.

G. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands)		January 31, 2013		2012
Accounts payable – trade	$	122,101	$	113,149
Accrued compensation and commissions		58,030		74,792
Accrued sales, withholding and other taxes		22,278		20,274
Other		93,015		120,747
	$	295,424	$	328,962

H. DEBT

(in thousands)		January 31, 2013		2012
Short-term borrowings:				
Credit Facilities	$	78,028	$	29,204
Other credit facilities		116,006		83,769
	$	194,034	$	112,973
Long-term debt:				
Unsecured Senior Notes:				
2002 6.56% Series D, due July 2012[a, b]	$	—	$	60,822
2008 9.05% Series A, due December 2015[a, b]		105,598		107,272
2009 10.00% Series A, due April 2018[a]		50,000		50,000
2009 10.00% Series A, due February 2017[a]		125,000		125,000
2009 10.00% Series B, due February 2019[a]		125,000		125,000
2010 1.72% Notes, due September 2016[a, c]		109,640		131,080
2012 4.40% Series B Notes, due July 2042[d]		250,000		—
		765,238		599,174
Less current portion of long-term debt		—		60,822
	$	765,238	$	538,352

[a] The agreements require lump sum repayments upon maturity.

[b] The Company entered into interest rate swaps to effectively convert these fixed rate obligations to floating rate obligations (see "Note I. Hedging Instruments").

[c] These Notes were issued, at par, ¥10,000,000,000.

[d] The agreement requires repayments of $50,000,000 every five years beginning in 2022.

Credit Facilities

In December 2011, the Company entered into a three-year $200,000,000 and a five-year $200,000,000 multi-bank, multi-currency, committed unsecured revolving credit facilities (the "Credit Facilities"). In July 2012, the commitments under each of the Company's three-year and five-year Credit Facilities were increased to $275,000,000 resulting in a total borrowing capacity of $550,000,000. The Credit Facilities are available for working capital and other corporate purposes. Under the Credit Facilities, borrowings may be made from 10 participating banks at interest rates based upon either (i) local currency borrowing rates or (ii) the Federal Funds Rate plus 0.5%, whichever is higher, plus a margin based on the Company's leverage ratio. There was $471,972,000 available to be borrowed under the Credit Facilities at January 31, 2013. The weighted-average interest rate was 2.04% and 1.62% at January 31, 2013 and 2012. The three-year credit facility will expire in December 2014. The five-year credit facility will expire in December 2016.

Other Credit Facilities

The Company has various other revolving credit facilities, primarily in China and Japan. At January 31, 2013, the facilities totaled $123,885,000, of which $116,006,000 was outstanding at a weighted-average interest rate of 3.74%. At January 31, 2012, the facilities totaled $102,132,000, of which $83,769,000 was outstanding at a weighted-average interest rate of 1.42%.

Senior Notes

In July 2012, the Company, in two private transactions with various institutional note purchasers, issued, at par, $250,000,000 in the aggregate of its 4.40% Senior Notes due July 2042. A portion of the proceeds was used to repay $60,000,000 of 10-year term, 6.56% Series D Senior Notes that came due in July 2012 and the remainder will be used for general corporate purposes.

Debt Covenants

The senior note agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings.

The Credit Facilities include specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

As of January 31, 2013, the Company was in compliance with all debt covenants. In the event of any default of payment or performance obligations extending beyond applicable cure periods under the provisions of any one of the Credit Facilities, Senior Notes and other loan agreements, such agreements may be terminated or payment of the debt accelerated. Further, each of the Credit Facilities, Senior Notes and certain other loan agreements contain cross default provisions permitting the termination of the loans, or acceleration of the notes, as the case may be, in the event that certain of the Company's other debt obligations are terminated or accelerated prior to the expressed maturity.

Long-Term Debt Maturities

Aggregate maturities of long-term debt as of January 31, 2013 are as follows:

Years Ending January 31,	Amount *(in thousands)*
2014	$ —
2015	—
2016	105,598
2017	109,640
2018	125,000
Thereafter	425,000
	$ 765,238

Letters of Credit

The Company has available letters of credit and financial guarantees of $70,055,000 of which $30,454,000 was outstanding at January 31, 2013. Of those available letters of credit and financial guarantees, $58,620,000 expires within one year.

I. HEDGING INSTRUMENTS

Background Information

The Company uses derivative financial instruments, including interest rate swaps, forward contracts, put option contracts and net-zero-cost collar arrangements (combination of call and put option contracts) to mitigate its exposures to changes in interest rates, foreign currency and precious metal prices. Derivative instruments are recorded on the consolidated balance sheet at their fair values, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. If a derivative instrument meets certain hedge accounting criteria, it is designated as one of the following on the date it is entered into:

- Fair Value Hedge – A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. For fair value hedge transactions, both the effective and ineffective portions of the changes in the fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings.

- Cash Flow Hedge – A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For cash flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive income ("OCI") and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative are recognized in current earnings.

The Company formally documents the nature of and relationships between the hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period. The Company also documents its risk management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss on the derivative financial instrument would be recognized in current earnings. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period.

The Company does not use derivative financial instruments for trading or speculative purposes.

Types of Derivative Instruments

Interest Rate Swaps – In 2009, the Company entered into interest rate swaps to convert its fixed rate 2002 Series D and 2008 Series A obligations to floating rate obligations. Since the fair value of the Company's fixed rate long-term debt is sensitive to interest rate changes, the interest rate swaps served as a hedge to changes in the fair value of these debt instruments. The Company hedged its exposure to changes in interest rates over the remaining maturities of the debt agreements being hedged. The Company accounted for the interest rate swaps as fair value hedges. During 2011, the Company terminated the interest rate swap used to convert the 2008 Series A fixed obligation to a floating rate obligation and received net proceeds of $9,527,000. The interest rate swap associated with the 2002 Series D debt expired in July 2012.

In the first half 2012, the Company entered into forward-starting interest rate swaps to hedge the impact of interest rate volatility on future interest payments associated with the anticipated incurrence of additional debt which was incurred in July 2012 (refer to "Note H. Debt"). The Company accounted for the forward-starting interest rate swaps as cash flow hedges. The Company settled the interest rate swaps in 2012 and paid $29,335,000.

Foreign Exchange Forward and Put Option Contracts – The Company uses foreign exchange forward contracts or put option contracts to offset the foreign currency exchange risks associated with foreign currency-denominated liabilities, intercompany transactions and forecasted purchases of merchandise between entities with differing functional currencies. For put option contracts, if the market exchange rate at the time of the put option contract's expiration is stronger than the contracted exchange rate, the Company allows the put option contract to expire, limiting its loss to the cost of the put option contract. The Company assesses hedge effectiveness based on the total changes in the put option contracts' cash flows. These foreign exchange forward contracts and put option contracts are designated and accounted for as either cash flow hedges or economic hedges that are not designated as hedging instruments.

As of January 31, 2013, the notional amount of foreign exchange forward and put option contracts accounted for as cash flow hedges was $166,758,000 and the notional amount of foreign exchange forward contracts accounted for as undesignated hedges was $20,759,000. The term of all outstanding foreign exchange forward and put option contracts as of January 31, 2013 ranged from less than one month to 12 months.

Precious Metal Collars & Forward Contracts – The Company periodically hedges a portion of its forecasted purchases of precious metals for use in its internal manufacturing operations in order to minimize the effect of volatility in precious metal prices. The Company may use either a combination of call and put option contracts in net-zero-cost collar arrangements ("precious metal collars") or forward contracts. For precious metal collars, if the price of the precious metal at the time of the expiration of the precious metal collar is within the call and put price, the precious metal collar expires at no cost to the Company. The Company accounts for its precious metal collars and forward contracts as cash flow hedges. The Company assesses hedge effectiveness based on the total changes in the precious metal collars and forward contracts' cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows for all forecasted transactions is 12 months. As of January 31, 2013, there were approximately 13,600 ounces of platinum and 315,000 ounces of silver precious metal derivative instruments outstanding.

Information on the location and amounts of derivative gains and losses in the consolidated financial statements is as follows:

	Years Ended January 31,			
	2013		2012	
(in thousands)	Pre-Tax Loss Recognized in Earnings on Derivatives	Pre-Tax Gain Recognized in Earnings on Hedged Item	Pre-Tax Gain Recognized in Earnings on Derivatives	Pre-Tax Loss Recognized in Earnings on Hedged Item
Derivatives in Fair Value Hedging Relationships:				
Interest rate swaps [a]	$ (406)	$ 464	$ 3,341	$ (2,832)

	Years Ended January 31,			
	2013			2012
(in thousands)	Pre-Tax Gain (Loss) Recognized in OCI (Effective Portion)	Loss Reclassified from Accumulated OCI to Earnings (Effective Portion)	Pre-Tax Loss Recognized in OCI (Effective Portion)	(Loss) Gain Reclassified from Accumulated OCI to Earnings (Effective Portion)
Derivatives in Cash Flow Hedging Relationships:				
Foreign exchange forward contracts [b]	$ 24,750	$ (4,221)	$ (12,624)	$ (6,974)
Put option contracts [b]	966	(129)	(69)	(2,101)
Precious metal collars [b]	–	–	–	607
Precious metal forward contracts [b]	(3,644)	(6,842)	(5,258)	2,567
Forward-starting interest rate swaps [a]	(26,511)	(928)	–	–
	$ (4,439)	$ (12,120)	$ (17,951)	$ (5,901)

[a] The gain or loss recognized in earnings is included within Interest expense and financing costs.
[b] The gain or loss recognized in earnings is included within Cost of sales.

The gains and losses on derivatives not designated as hedging instruments were not significant in the years ended January 31, 2013 and 2012. There was no material ineffectiveness related to the Company's hedging instruments for the periods ended January 31, 2013 and 2012. The Company expects approximately $11,995,000 of net pre-tax derivative gains included in accumulated other comprehensive income at January 31, 2013 will be reclassified into earnings within the next 12 months. This amount will vary due to fluctuations in foreign currency exchange rates and precious metal prices.

For information regarding the location and amount of the derivative instruments in the Consolidated Balance Sheet, refer to "Note J. Fair Value of Financial Instruments."

Concentration of Credit Risk

A number of major international financial institutions are counterparties to the Company's derivative financial instruments. The Company enters into derivative financial instrument agreements only with counterparties meeting certain credit standards (a credit rating of A/A2 or better at the time of the agreement) and limits the amount of agreements or contracts it enters into with any one party. The Company may be exposed to credit losses in the event of nonperformance by individual counterparties or the entire group of counterparties.

J. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. U.S. GAAP prescribes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 inputs are considered to carry the most weight within the fair value hierarchy due to the low levels of judgment required in determining fair values.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting the reporting entity's own assumptions. Level 3 inputs are considered to carry the least weight within the fair value hierarchy due to substantial levels of judgment required in determining fair values.

The Company uses the market approach to measure fair value for its mutual funds, time deposits and derivative instruments. The Company's interest rate swaps were primarily valued using the 3-month LIBOR rate. The Company's put option contracts, as well as its foreign exchange forward contracts, are primarily valued using the appropriate foreign exchange spot rates. The Company's precious metal forward contracts are primarily valued using the relevant precious metal spot rate. For further information on the Company's hedging instruments and program, see "Note I. Hedging Instruments."

Financial assets and liabilities carried at fair value at January 31, 2013 are classified in the table below in one of the three categories described above:

		Estimated Fair Value			
(in thousands)	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds [a]	$ 44,114	$ 44,114	$ —	$ —	$ 44,114
Time deposits [b]	1,363	1,363	—	—	1,363
Derivatives designated as hedging instruments:					
Precious metal forward contracts [b]	1,066	—	1,066	—	1,066
Put option contracts [b]	1,449	—	1,449	—	1,449
Foreign exchange forward contracts [b]	17,177	—	17,177	—	17,177
Derivatives not designated as hedging instruments:					
Foreign exchange forward contracts [b]	342	—	342	—	342
Total financial assets	$ 65,511	$ 45,477	$ 20,034	$ —	$ 65,511

(in thousands)	Carrying Value	Estimated Fair Value Level 1	Level 2	Level 3	Total Fair Value
Derivatives designated as hedging instruments:					
Precious metal forward contracts [c]	$ 704	$ —	$ 704	$ —	$ 704
Total financial liabilities	$ 704	$ —	$ 704	$ —	$ 704

Financial assets and liabilities carried at fair value at January 31, 2012 are classified in the table below in one of the three categories described above:

(in thousands)	Carrying Value	Estimated Fair Value Level 1	Level 2	Level 3	Total Fair Value
Mutual funds [a]	$ 39,542	$ 39,542	$ —	$ —	$ 39,542
Time deposits [b]	8,236	8,236	—	—	8,236
Derivatives designated as hedging instruments:					
Interest rate swaps [a]	406	—	406	—	406
Precious metal forward contracts [b]	2,758	—	2,758	—	2,758
Foreign exchange forward contracts [b]	70	—	70	—	70
Derivatives not designated as hedging instruments:					
Foreign exchange forward contracts [b]	240	—	240	—	240
Total financial assets	$ 51,252	$ 47,778	$ 3,474	$ —	$ 51,252

(in thousands)	Carrying Value	Estimated Fair Value Level 1	Level 2	Level 3	Total Fair Value
Derivatives designated as hedging instruments:					
Foreign exchange forward contracts [c]	$ 3,855	$ —	$ 3,855	$ —	$ 3,855
Precious metal forward contracts [c]	3,071	—	3,071	—	3,071
Total financial liabilities	$ 6,926	$ —	$ 6,926	$ —	$ 6,926

[a] Included within Other assets, net.

[b] Included within Prepaid expenses and other current assets.

[c] Included within Accounts payable and accrued liabilities.

The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates carrying value due to the short-term maturities of these assets and liabilities and would be measured using Level 1 inputs. The fair value of debt with variable interest rates approximates carrying value and is measured using Level 2 inputs. The fair value of debt with fixed interest rates was determined using the quoted market prices of debt instruments with similar terms and maturities, which are considered Level 2 inputs. The total carrying value of short-term borrowings and long-term debt was $959,272,000 and $712,147,000 and the corresponding fair value was approximately $1,100,000,000 and $860,000,000 at January 31, 2013 and 2012.

K. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain office, distribution, retail and manufacturing facilities, land and equipment. Retail store leases may require the payment of minimum rentals and contingent rent based on a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2051, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Lease expense includes predetermined rent escalations (including escalations based on the Consumer Price Index or other indices) and is recorded on a straight-line basis over the term of the lease. Adjustments to indices are treated as contingent rent and recorded in the period that such adjustments are determined.

The Company entered into sale-leaseback arrangements for its Retail Service Center, a distribution and administrative office facility in New Jersey, in 2005 and for the TIFFANY & CO. stores in Tokyo's Ginza shopping district and on London's Old Bond Street in 2007. These sale-leaseback arrangements resulted in total deferred gains of $144,505,000 which will be amortized in SG&A expenses over periods that range from 15 to 20 years. As of January 31, 2013, $96,724,000 of these deferred gains remained to be amortized.

In April 2010, Tiffany committed to a plan to consolidate and relocate its New York headquarters staff to a single location in New York City from three separate locations leased in midtown Manhattan. The move occurred in June 2011. Tiffany has subleased most of those previously occupied properties through the end of their lease terms which run through 2015, but has recovered only a portion of its rent obligations due to market conditions. Tiffany recorded expenses of $42,719,000 during the year ended January 31, 2012 (primarily within SG&A expenses), of which $30,884,000 was related to the fair value of the remaining non-cancelable lease obligations reduced by the estimated sublease rental income. The remaining expense of $11,835,000 in 2011 and expense of $17,635,000 in 2010 (primarily recorded in SG&A expenses) was due to the acceleration of the useful lives of certain property and equipment, incremental rent during the transition period and lease termination payments.

The following is a reconciliation of the accrued exit charges, recorded within other long-term liabilities, associated with the relocation:

(in thousands)		
Opening balance, June 30, 2011	$	30,884
Cash payments, net of estimated sublease income		(7,340)
Interest accretion		436
January 31, 2012	$	23,980
Cash payments, net of estimated sublease income		(8,371)
Interest accretion		555
January 31, 2013	$	16,164

Rent expense for the Company's operating leases consisted of the following:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Minimum rent for retail locations	$ 127,267	$ 107,814	$ 96,810
Contingent rent based on sales	31,918	36,357	24,642
Office, distribution and manufacturing facilities and equipment [a]	38,156	71,624	37,020
	$ 197,341	$ 215,795	$ 158,472

[a] Expense in the year ended January 31, 2012 includes the $30,884,000 exit expense noted above.

In addition, the Company operates certain TIFFANY & CO. stores within various department stores and has agreements where the department store operators provide store facilities and other services. The Company pays the department store operators a percentage fee based on sales generated in these locations which totaled $120,967,000, $115,728,000 and $100,237,000 in 2012, 2011 and 2010, and which have been excluded from the table above.

Aggregate annual minimum rental payments under non-cancelable operating leases are as follows:

Years Ending January 31,	Annual Minimum Rental Payments *(in thousands)*
2014	$ 203,479
2015	193,040
2016	167,690
2017	143,782
2018	129,074
Thereafter	694,129

Diamond Sourcing Activities

The Company has agreements with various diamond producers to purchase defined portions of their mines' output at prevailing fair market prices. Under those agreements, management expects to purchase approximately $200,000,000 of rough diamonds in 2013. Purchases beyond 2013 that are contingent upon mine production at then-prevailing fair market prices cannot be reasonably estimated. The Company will also purchase rough diamonds from other suppliers, although there are no contractual obligations to do so.

In consideration of these diamond supply agreements, the Company has provided financing to certain of these suppliers. In March 2011, Laurelton Diamonds, Inc. ("Laurelton"), a direct, wholly-owned subsidiary of the Company, as lender, entered into a $50,000,000 amortizing term loan facility agreement (the "Loan") with Koidu Holdings S.A. ("Koidu"), as borrower, and BSG Resources Limited, as a limited guarantor. Koidu operates a kimberlite diamond mine in Sierra Leone (the "Mine") from which Laurelton now acquires diamonds. Koidu is required under the terms of the Loan to apply the proceeds of the Loan to capital expenditures necessary to increase the output of the Mine, among other purposes. The Loan is required to be repaid in full by March 2017 through semi-annual payments scheduled to begin in March 2013. Interest accrues at a rate per annum that is the greater of (i) LIBOR plus 3.5% or (ii) 4%. In consideration of the Loan, Laurelton entered into a supply agreement, pursuant to which Laurelton is required to purchase at fair market value diamonds recovered from the Mine that meet Laurelton's quality standards. As of July 31, 2011, the Loan was fully funded. The assets of Koidu, including all equipment and rights in respect of the Mine, are subject to the security interest of a lender that is not affiliated with the Company. The Loan will be partially secured by diamonds that have been extracted from the Mine and that have not been sold to third parties. The Company has evaluated the variable interest entity consolidation requirements with respect to this transaction and has determined that it is not the primary beneficiary, as it does not have the power to direct any of the activities that most significantly impact Koidu's economic performance. In March 2013, Koidu requested that the principal and interest payments due in 2013 under the Loan be deferred. The terms and conditions of the deferral are currently under negotiation. Based on management's review, it was determined that the full amount outstanding under the Loan, including accrued interest, continues to be collectible.

The Company also provided financing of $8,015,000 and $6,605,000 during the years ended January 31, 2013 and 2012 to other diamond mining and exploration companies.

Contractual Cash Obligations and Contingent Funding Commitments

At January 31, 2013, the Company's contractual cash obligations and contingent funding commitments were for inventory purchases of $300,876,000 (which includes the $200,000,000 obligation discussed in Diamond Sourcing Activities above), as well as for other contractual obligations of $66,931,000 (primarily for fixed royalty commitments, construction-in-progress and packaging supplies).

Litigation

On June 24, 2011, The Swatch Group Ltd. ("Swatch") and its wholly-owned subsidiary Tiffany Watch Co. ("Watch Company"; Swatch and Watch Company, together, the "Swatch Parties"), initiated an arbitration proceeding against the Registrant and its wholly-owned subsidiaries Tiffany and Company and Tiffany (NJ) Inc. (the Registrant and such subsidiaries, together, the "Tiffany Parties") seeking damages for alleged breach of agreements entered into by and among the Swatch Parties and the Tiffany Parties that came into effect in December 2007 (the "Agreements"). The Agreements pertain to the development and commercialization of a watch business and, among other things, contained various licensing and governance provisions and approval requirements relating to business, marketing and branding plans and provisions allocating profits relating to sales of the watch business between the Swatch Parties and the Tiffany Parties.

All claims and counterclaims between and among the Swatch Parties and the Tiffany Parties under the Agreements will be determined through a confidential arbitration (the "Arbitration"). The Arbitration is pending before a three member arbitral panel (the "Panel") convened pursuant to the Arbitration Rules of the Netherlands Arbitration Institute in the Netherlands.

On September 12, 2011, the Swatch Parties publicly issued a Notice of Termination purporting to terminate the Agreements due to alleged material breach by the Tiffany Parties.

On December 23, 2011, the Swatch Parties filed a Statement of Claim in the Arbitration providing additional detail with regard to the allegations by the Swatch Parties and setting forth their damage claims. In general terms, the Swatch Parties allege that the Tiffany Parties have breached the Agreements by obstructing and delaying development of Watch Company's business and otherwise failing to proceed in good faith. The Swatch Parties seek damages based on alternate theories ranging from CHF 73,000,000 (or approximately $80,000,000 at January 31, 2013) (based on its alleged wasted investment) to CHF 3,800,000,000 (or approximately $4,100,000,000 at January 31, 2013) (calculated based on alleged future lost profits of the Swatch Parties and their affiliates over the entire term of the Agreements).

The Registrant believes that the claims of the Swatch Parties are without merit and has defended vigorously and (together with the other Tiffany Parties) filed a Statement of Defense and Counterclaim on March 9, 2012. As detailed in the filing, the Tiffany Parties disputed both the merits of the Swatch Parties' claims and the calculation of the alleged damages. The Tiffany Parties also asserted counterclaims for damages attributable to breach by the Swatch Parties and for termination due to such breach. In general terms, the Tiffany Parties allege that the Swatch Parties did not have grounds for termination, failed to meet the high standard for proving material breach set forth in the Agreements and failed to provide appropriate management, distribution, marketing and other resources for TIFFANY & CO. brand watches and to honor their contractual obligations to the Tiffany Parties regarding brand management. The Tiffany Parties' counterclaims seek damages based on alternate theories ranging from CHF 120,000,000 (or approximately $132,000,000 at January 31, 2013) (based on its wasted investment) to approximately CHF 540,000,000 (or approximately $593,000,000 at January 31, 2013) (calculated based on future lost profits of the Tiffany Parties).

The arbitration hearing was held in October 2012. At the hearing, witnesses were examined and the Panel ordered additional briefs and submissions to complete the record. The record was completed in mid-February 2013, and the Panel will issue its decision at an undetermined future date. It is possible that the Panel will find neither the Swatch Parties nor the Tiffany Parties to be in material breach of their respective obligations under the Agreements; should that be the conclusion of the Panel, both sides have asked the Panel to determine that the Agreements be deemed terminated as of October 1, 2013.

Management has not included any accrual in the consolidated financial statements for the year ended January 31, 2013 related to the Arbitration as a result of its assessment that an award of damages to the Swatch Parties in the Arbitration is not probable. If the Swatch Parties' claims were accepted on their merits, the damages award cannot be reasonably estimated at this time but could have a material adverse effect on the Registrant's consolidated financial statements or liquidity.

If, as requested by both parties, the Arbitration tribunal determines that the Agreements should be terminated, the Tiffany Parties will need to make new arrangements to manufacture TIFFANY & CO. brand watches. Moreover, if the Company determines that it wishes to distribute such watches through third party retailers, it will have to make arrangements to do so because the Swatch Parties will no longer be responsible for such distribution. Royalties payable to the Tiffany Parties by Watch Company under the Agreements have not been significant in any year. Watches manufactured by Watch Company and sold in TIFFANY & CO. stores constituted 1% of worldwide net sales in 2012, 2011 and 2010.

In addition, the Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation with parties claiming infringement of patents and other intellectual property rights by the Company, litigation instituted by persons alleged to have been injured upon premises under the Company's control and litigation with present and former employees and customers. Management believes that such pending litigation, individually and in the aggregate, will not have a significant effect on the Company's financial position, earnings or cash flows.

L. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York Mellon, which serves as the Company's lead bank for its Credit Facilities, provides other general banking services and serves as the trustee and an investment manager for the Company's pension plan. Fees paid to the bank for services rendered and interest on debt amounted to $1,658,000, $1,526,000 and $1,067,000 in 2012, 2011 and 2010.

M. STOCKHOLDERS' EQUITY

Accumulated Other Comprehensive Loss

The following sets forth the changes in each component of accumulated other comprehensive losses, net of tax:

(in thousands)	Foreign currency translation adjustments	Unrealized (loss) gain on marketable securities	Deferred hedging loss	Net unrealized loss on benefit plans	Accumulated other comprehensive loss
January 31, 2010	$ 16,512	$ (1,899)	$ (2,607)	$ (45,271)	$ (33,265)
Period change, before tax	27,167	3,135	2,446	(11,365)	21,383
Income tax (expense) benefit	(2,264)	(1,094)	(1,031)	3,706	(683)
January 31, 2011	41,415	142	(1,192)	(52,930)	(12,565)
Period change, before tax	9,997	(19)	(12,050)	(118,366)	(120,438)
Income tax (expense) benefit	(2,203)	7	4,513	45,556	47,873
January 31, 2012	49,209	130	(8,729)	(125,740)	(85,130)
Period change, before tax	(11,567)	2,646	7,729	(18,171)	(19,363)
Income tax benefit (expense)	6,422	(927)	(2,207)	7,330	10,618
January 31, 2013	$ 44,064	$ 1,849	$ (3,207)	$ (136,581)	$ (93,875)

Stock Repurchase Program

In January 2008, the Company's Board of Directors amended the existing share repurchase program to extend the expiration date of the program to January 2011 and to authorize the repurchase of up to an additional $500,000,000 of the Company's Common Stock. In January 2011, the Company's Board of Directors approved a new stock repurchase program ("2011 Program") and terminated the previously existing program. The 2011 Program authorizes the Company to repurchase up to $400,000,000 of its Common Stock through open market or private transactions. The timing of repurchases and the actual number of shares to be repurchased depend on a variety of discretionary factors such as stock price, cash-flow forecasts and other market conditions. In January 2013, the Board of Directors extended the expiration date of the

2011 Program to January 31, 2014 and approximately $163,794,000 remained available for share repurchases under this authorization.

The Company's share repurchase activity was as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2013	2012	2011
Cost of repurchases	$ 54,107	$ 174,118	$ 80,786
Shares repurchased and retired	813	2,629	1,843
Average cost per share	$ 66.54	$ 66.23	$ 43.83

Cash Dividends

The Company's Board of Directors declared quarterly dividends which, on an annual basis, totaled $1.25, $1.12 and $0.95 per share of Common Stock in 2012, 2011 and 2010.

On February 21, 2013, the Company's Board of Directors declared a quarterly dividend of $0.32 per share of Common Stock. This dividend will be paid on April 10, 2013 to stockholders of record on March 20, 2013.

N. STOCK COMPENSATION PLANS

The Company has two stock compensation plans under which awards may be made: the Employee Incentive Plan and the Directors Option Plan, both of which were approved by the stockholders. No award may be made under the Employee Incentive Plan after April 30, 2015 or under the Directors Option Plan after May 15, 2018.

Under the Employee Incentive Plan, the maximum number of common shares authorized for issuance was 13,500,000, as amended (subject to adjustment). Awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock (or rights to receive shares of stock) and cash. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value.

The Company has granted time-vesting restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs") and stock options under the Employee Incentive Plan. Stock options vest in increments of 25% per year over four years. RSUs and PSUs issued to the executive officers vest at the end of a three-year period. RSUs issued to other management employees vest in increments of 25% per year over a four-year period. Vesting of all PSUs is contingent on the Company's performance against pre-set objectives established by the Compensation Committee of the Company's Board of Directors. The PSUs and RSUs require no payment from the employee. PSU and RSU payouts will be in shares of Company stock at vesting. Compensation expense is recognized using the fair market value at the date of grant and recorded ratably over the vesting period. However, PSU compensation expense may be adjusted over the vesting period if interim performance objectives are not met. Award holders are not entitled to receive dividends on unvested stock options, PSUs or RSUs.

Under the Directors Option Plan, the maximum number of shares of Common Stock authorized for issuance was 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 25,000 (subject to adjustment) shares per non-employee director in any fiscal year. Awards of shares (or rights to receive shares) reduce the above authorized amount by 1.58 shares for every share delivered pursuant to such an award. Awards made in the form of stock options may have a maximum term of 10 years from the grant date and may not be granted for an exercise price below fair market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below-market exercise price options. Director options vest immediately. Director RSUs vest over a one-year period.

The Company uses newly issued shares to satisfy stock option exercises and the vesting of PSUs and RSUs.

The fair value of each option award is estimated on the grant date using a Black-Scholes option valuation model and compensation expense is recognized ratably over the vesting period. The valuation model uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock. The Company uses historical data to estimate the expected term of the option that represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the grant date.

	Years Ended January 31,		
	2013	2012	2011
Dividend yield	1.6%	1.4%	1.2%
Expected volatility	42.2%	40.0%	37.9%
Risk-free interest rate	1.0%	1.5%	2.8%
Expected term in years	6	6	7

A summary of the option activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value *(in thousands)*
Outstanding at January 31, 2012	3,045,299	$ 41.53	6.42	$68,742
Granted	365,024	63.53		
Exercised	(417,460)	31.46		
Forfeited/cancelled	(20,574)	35.50		
Outstanding at January 31, 2013	2,972,289	$ 45.68	6.17	$60,402
Exercisable at January 31, 2013	2,055,913	$ 38.93	4.95	$55,226

The weighted-average grant-date fair value of options granted for the years ended January 31, 2013, 2012 and 2011 was $21.78, $22.46 and $21.37. The total intrinsic value (market value on date of exercise less grant price) of options exercised during the years ended January 31, 2013, 2012 and 2011 was $14,359,000, $65,268,000 and $38,315,000.

FORM 10-K

A summary of the activity for the Company's RSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2012	956,471	$ 43.28
Granted	302,295	66.18
Vested	(320,214)	37.92
Forfeited	(71,098)	46.22
Non-vested at January 31, 2013	867,454	$ 53.05

A summary of the activity for the Company's PSUs is presented below:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Non-vested at January 31, 2012	1,056,615	$ 43.05
Granted	234,200	59.85
Vested	(287,894)	23.21
Forfeited/cancelled	(14,103)	41.35
Non-vested at January 31, 2013	988,818	$ 53.14

The weighted-average grant-date fair value of RSUs granted for the years ended January 31, 2012 and 2011 was $57.89 and $46.22. The weighted-average grant-date fair value of PSUs granted for the years ended January 31, 2012 and 2011 was $57.34 and $55.05.

As of January 31, 2013, there was $63,547,000 of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the Employee Incentive Plan and Directors Option Plan. The expense is expected to be recognized over a weighted-average period of 2.6 years. The total fair value of RSUs vested during the years ended January 31, 2013, 2012 and 2011 was $21,752,000, $21,333,000 and $20,524,000. The total fair value of PSUs vested during the years ended January 31, 2013, 2012 and 2011 was $20,340,000, $193,000 and $174,000.

Total compensation cost for stock-based compensation awards recognized in income and the related income tax benefit was $26,938,000 and $9,541,000 for the year ended January 31, 2013, $30,447,000 and $11,073,000 for the year ended January 31, 2012 and $25,436,000 and $9,181,000 for the year ended January 31, 2011. Total compensation cost capitalized in inventory was not significant.

O. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains the following pension plans: a noncontributory defined benefit pension plan qualified in accordance with the Internal Revenue Service Code ("Qualified Plan") covering substantially all U.S. employees hired before January 1, 2006, a non-qualified unfunded retirement income plan ("Excess Plan") covering certain employees affected by Internal Revenue Service Code compensation limits, a non-qualified unfunded Supplemental Retirement Income Plan ("SRIP") covering executive officers of the Company and a noncontributory defined benefit pension plan ("Japan Plan") covering substantially all employees of Tiffany and Company Japan Inc.

Qualified Plan benefits are based on (i) average compensation in the highest paid five years of the last 10 years of employment ("average final compensation") and (ii) the number of years of service. Participants with at least 10 years of service who retire after attaining age 55 may receive reduced retirement benefits. The Company funds the Qualified Plan's trust in accordance with regulatory limits to provide for current service and for the unfunded benefit obligation over a reasonable period and for current service benefit accruals. The Company made a $35,000,000 cash contribution to the Qualified Plan in 2012 and plans to contribute approximately $30,000,000 in 2013. However, this expectation is subject to change based on asset performance being significantly different than the assumed long-term rate of return on pension assets.

The Qualified Plan excludes all employees hired on or after January 1, 2006. Instead, employees hired on or after January 1, 2006 will be eligible to receive a defined contribution retirement benefit under the Employee Profit Sharing and Retirement Savings ("EPSRS") Plan (see "Employee Profit Sharing and Retirement Savings Plan" below). Employees hired before January 1, 2006 will continue to be eligible for and accrue benefits under the Qualified Plan.

The Excess Plan uses the same retirement benefit formula set forth in the Qualified Plan, but includes earnings that are excluded under the Qualified Plan due to Internal Revenue Service Code qualified pension plan limitations. Benefits payable under the Qualified Plan offset benefits payable under the Excess Plan. Employees vested under the Qualified Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, if they fail to execute and adhere to noncompetition and confidentiality covenants. The Excess Plan allows participants with at least 10 years of service who retire after attaining age 55 to receive reduced retirement benefits.

The SRIP supplements the Qualified Plan, Excess Plan and Social Security by providing additional payments upon a participant's retirement. SRIP benefits are determined by a percentage of average final compensation; such percentage increases as specified service plateaus are achieved. Benefits payable under the Qualified Plan, Excess Plan and Social Security offset benefits payable under the SRIP. Under the SRIP, benefits vest when a participant both (i) attains age 55 while employed by the Company and (ii) has provided at least 10 years of service. Early vesting can occur on a change in control. In January 2009, the SRIP was amended to limit the circumstances in which early vesting can occur due to a change in control. Benefits under the SRIP are forfeited if benefits under the Excess Plan are forfeited.

Japan Plan benefits are based on monthly compensation and the number of years of service. Benefits are payable in a lump sum upon retirement, termination, resignation or death if the participant has completed at least three years of service.

The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for retired employees and accrues the cost of providing these benefits throughout the employees' active service period until they attain full eligibility for those benefits. Substantially all of the Company's U.S. full-time employees, hired on or before March 31, 2012, may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost-sharing target ratio. The life insurance benefits are noncontributory. The

Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

Obligations and Funded Status

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans as of the measurement date:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 548,641	$ 432,716	$ 61,835	$ 49,451
Service cost	18,058	14,105	2,382	2,198
Interest cost	26,796	25,321	2,839	3,101
Participants' contributions	—	—	1,632	1,565
MMA retiree drug subsidy	—	—	131	200
Actuarial loss	59,910	93,636	442	9,111
Benefits paid	(18,770)	(18,315)	(3,538)	(3,791)
Translation	(3,097)	1,178	—	—
Benefit obligation at end of year	631,538	548,641	65,723	61,835
Change in plan assets:				
Fair value of plan assets at beginning of year	266,734	262,808	—	—
Actual return on plan assets	46,174	(4,351)	—	—
Employer contribution	37,043	26,592	1,775	1,524
Participants' contributions	—	—	1,632	1,565
MMA retiree drug subsidy	—	—	131	200
ERRP subsidy	—	—	—	502
Benefits paid	(18,770)	(18,315)	(3,538)	(3,791)
Fair value of plan assets at end of year	331,181	266,734	—	—
Funded status at end of year	$ (300,357)	$ (281,907)	$ (65,723)	$ (61,835)

FORM 10-K

The following tables provide additional information regarding the Company's pension plans' projected benefit obligations and assets (included in pension benefits in the table above) and accumulated benefit obligation:

	January 31, 2013			
(in thousands)	Qualified	Excess/SRIP	Japan	Total
Projected benefit obligation	$ 509,538	$ 105,503	$ 16,497	$ 631,538
Fair value of plan assets	331,181	—	—	331,181
Funded status	$ (178,357)	$ (105,503)	$ (16,497)	$ (300,357)
Accumulated benefit obligation	$ 457,363	$ 70,573	$ 13,820	$ 541,756

	January 31, 2012			
(in thousands)	Qualified	Excess/SRIP	Japan	Total
Projected benefit obligation	$ 436,481	$ 94,784	$ 17,376	$ 548,641
Fair value of plan assets	266,734	—	—	266,734
Funded status	$ (169,747)	$ (94,784)	$ (17,376)	$ (281,907)
Accumulated benefit obligation	$ 396,882	$ 60,339	$ 14,477	$ 471,698

At January 31, 2013, the Company had a current liability of $4,834,000 and a non-current liability of $361,246,000 for pension and other postretirement benefits. At January 31, 2012, the Company had a current liability of $5,178,000 and a non-current liability of $338,564,000 for pension and other postretirement benefits.

Amounts recognized in accumulated other comprehensive loss consist of:

	January 31,			
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2013	2012	2013	2012
Net actuarial loss	$ 214,725	$ 196,610	$ 12,867	$ 12,455
Prior service cost (credit)	1,633	2,648	(5,057)	(5,716)
Total before tax	$ 216,358	$ 199,258	$ 7,810	$ 6,739

The estimated pre-tax amount that will be amortized from accumulated other comprehensive loss into net periodic benefit cost within the next 12 months is as follows:

(in thousands)	Pension Benefits	Other Postretirement Benefits
Net actuarial loss	$ 20,811	$ 384
Prior service cost (credit)	972	(659)
	$ 21,783	$ (275)

Components of Net Periodic Benefit Cost and
Other Amounts Recognized in Other Comprehensive Earnings

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2013	2012	2011	2013	2012	2011
Service cost	$ 18,058	$ 14,105	$ 12,741	$ 2,382	$ 2,198	$ 1,711
Interest cost	26,796	25,321	23,860	2,839	3,101	2,943
Expected return on plan assets	(20,416)	(18,716)	(17,568)	–	–	–
Amortization of prior service cost	1,015	1,065	1,078	(659)	(659)	(659)
Amortization of net loss	15,964	7,026	2,786	29	16	1
Net periodic benefit cost	41,417	28,801	22,897	4,591	4,656	3,996
Net actuarial loss	34,080	116,703	10,583	440	9,111	3,988
Recognized actuarial loss	(15,964)	(7,026)	(2,786)	(29)	(16)	(1)
Recognized prior service (cost) credit	(1,015)	(1,065)	(1,078)	659	659	659
Total recognized in other comprehensive earnings	17,101	108,612	6,719	1,070	9,754	4,646
Total recognized in net periodic benefit cost and other comprehensive earnings	$ 58,518	$137,413	$ 29,616	$ 5,661	$ 14,410	$ 8,642

Assumptions

Weighted-average assumptions used to determine benefit obligations:

	January 31,	
	2013	2012
Discount rate:		
Qualified Plan	4.50%	5.00%
Excess Plan/SRIP	4.50%	5.00%
Japan Plan	1.25%	1.50%
Other Postretirement Benefits	4.50%	5.25%
Rate of increase in compensation:		
Qualified Plan	2.75%	2.75%
Excess Plan	4.25%	4.25%
SRIP	7.25%	7.25%
Japan Plan	1.00%	1.00%

Weighted-average assumptions used to determine net periodic benefit cost:

	Years Ended January 31,		
	2013	2012	2011
Discount rate:			
Qualified Plan	5.00 %	6.00%	6.50%
Excess Plan/SRIP	5.00 %	6.00%	6.75%
Japan Plan	1.50 %	1.75%	3.00%
Other Postretirement Benefits	5.25 %	6.25%	6.75%
Expected return on plan assets	7.50 %	7.50%	7.50%
Rate of increase in compensation:			
Qualified Plan	2.75 %	3.50%	3.75%
Excess Plan	4.25 %	5.00%	5.25%
SRIP	7.25 %	8.00%	8.25%
Japan Plan	1.00 %	1.25%	2.50%

The expected long-term rate of return on Qualified Plan assets is selected by taking into account the average rate of return expected on the funds invested or to be invested to provide for benefits included in the projected benefit obligation. More specifically, consideration is given to the expected rates of return (including reinvestment asset return rates) based upon the plan's current asset mix, investment strategy and the historical performance of plan assets.

For postretirement benefit measurement purposes, 8.00% (for pre-age 65 retirees) and 6.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2013. The rates were assumed to decrease gradually to 4.75% by 2020 and remain at that level thereafter.

Assumed health-care cost trend rates affect amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point change in the assumed health-care cost trend rate would not have a significant effect on the Company's accumulated postretirement benefit obligation or the aggregate service and interest cost components of the 2012 postretirement expense.

Plan Assets

The Company's investment objectives, related to Qualified Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. The Qualified Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. The Company's target asset allocations are as follows: 60% – 70% in equity securities; 20% – 30% in debt securities; and 5% – 15% in other securities. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically.

The fair value of the Company's Qualified Plan assets at January 31, 2013 and 2012 by asset category is as follows:

(in thousands)	Fair Value at January 31, 2013	Fair Value Measurements Using Inputs Considered as*		
		Level 1	Level 2	Level 3
Equity securities:				
Common/collective trusts [a]	$ 231,544	$ –	$ 231,544	$ –
Fixed income securities:				
Government bonds	30,320	25,374	4,946	–
Corporate bonds	24,429	–	24,429	–
Mortgage obligations	30,233	–	30,233	–
Other types of investments:				
Limited partnerships	14,655	–	–	14,655
	$ 331,181	$ 25,374	$ 291,152	$ 14,655

(in thousands)	Fair Value at January 31, 2012	Fair Value Measurements Using Inputs Considered as*		
		Level 1	Level 2	Level 3
Equity securities:				
Common/collective trusts [a]	$ 187,141	$ –	$ 187,141	$ –
Fixed income securities:				
Government bonds	19,769	18,148	1,621	–
Corporate bonds	19,630	–	19,630	–
Mortgage obligations	28,630	–	28,630	–
Other types of investments:				
Limited partnerships	11,564	–	–	11,564
	$ 266,734	$ 18,148	$ 237,022	$ 11,564

* See Note J – Fair Value of Financial Instruments for a description of the levels of inputs.

[a] Common/collective trusts include investments in U.S. and international large, middle and small capitalization equities.

The changes in fair value of the Company's Qualified Plan Level 3 assets for the years ended January 31, 2013 and 2012 are as follows:

(in thousands)	Limited partnerships	Multi-strategy hedge fund
January 31, 2011	$ 13,059	$ 68
Unrealized (loss) gain, net	(97)	582
Realized gain (loss), net	624	(583)
Purchases	1,641	–
Settlements	(3,663)	(67)
January 31, 2012	11,564	–
Unrealized gain, net	1,795	–
Realized loss, net	(1,270)	–
Purchases	3,793	–
Settlements	(1,227)	–
January 31, 2013	$ 14,655	$ –

FORM 10-K

Valuation Techniques

Investments in common/collective trusts are stated at estimated fair value which represents the net asset value of shares held by the Qualified Plan as reported by the investment advisor. Investments in limited partnerships are valued at estimated fair value based on financial information received from the investment advisor and/or general partner. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

Securities traded on the national securities exchange (certain government bonds) are valued at the last reported sales price or closing price on the last business day of the fiscal year. Investments traded in the over-the-counter market and listed securities for which no sales were reported (certain government bonds, corporate bonds and mortgage obligations) are valued at the last reported bid price.

Investments in multi-strategy hedge funds were valued at fair value, generally at an amount equal to the net asset value of the investment in the underlying funds as determined by the underlying fund's general partner or manager. If no such information was available, a value was determined by the investment manager.

Benefit Payments

The Company expects the following future benefit payments to be paid:

Years Ending January 31,	Pension Benefits *(in thousands)*	Other Postretirement Benefits *(in thousands)*
2014	$ 19,751	$ 2,088
2015	20,377	2,082
2016	20,110	2,030
2017	21,136	1,977
2018	23,321	1,968
2019–2023	138,650	10,547

Employee Profit Sharing and Retirement Savings Plan

The Company maintains an EPSRS Plan that covers substantially all U.S.-based employees. Under the profit-sharing feature of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based on the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Company's Board of Directors. The Company recorded no expense in 2012 and an expense of $3,150,000 and $4,500,000 in 2011 and 2010. Under the retirement savings feature of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 50% of their annual compensation beginning in 2012, not to exceed Internal Revenue Service limits, and the Company may provide up to a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded expense of $7,278,000, $6,968,000 and $6,016,000 in 2012, 2011 and 2010. Contributions to both features of the EPSRS Plan are made in the following year.

Under the profit-sharing feature of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee has two or more years of service, at which time the employee may diversify his or her Company stock account into other investment options provided under the plan. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in Company stock. At January 31, 2013, investments in Company stock represented 27% of total EPSRS Plan assets.

The EPSRS Plan provides a defined contribution retirement benefit ("DCRB") to eligible employees hired on or after January 1, 2006. Under the DCRB, the Company makes contributions each year to each employee's account at a rate based upon age and years of service. These contributions are deposited into individual accounts set up in each employee's name to be invested in a manner similar to the retirement savings portion of the EPSRS Plan. The Company recorded expense of $3,387,000, $2,926,000 and $1,866,000 in 2012, 2011 and 2010.

Deferred Compensation Plan

The Company has a non-qualified deferred compensation plan for directors, executives and certain management employees, whereby eligible participants may defer a portion of their compensation for payment at specified future dates, upon retirement, death or termination of employment. The deferred compensation is adjusted to reflect performance, whether positive or negative, of selected investment options chosen by each participant during the deferral period. The amounts accrued under the plans were $24,463,000 and $20,816,000 at January 31, 2013 and 2012, and are reflected in other long-term liabilities. The Company does not promise or guarantee any rate of return on amounts deferred.

P. INCOME TAXES

Earnings from operations before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
United States	$ 510,853	$ 448,780	$ 352,126
Foreign	132,723	216,171	195,308
	$ 643,576	$ 664,951	$ 547,434

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Current:			
Federal	$ 167,462	$ 181,935	$ 149,815
State	28,461	35,109	36,580
Foreign	50,778	59,485	52,968
	246,701	276,529	239,363
Deferred:			
Federal	378	(49,746)	(52,452)
State	223	(447)	(8,220)
Foreign	(19,883)	(575)	340
	(19,282)	(50,768)	(60,332)
	$ 227,419	$ 225,761	$ 179,031

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective income tax rate were as follows:

	Years Ended January 31,		
	2013	2012	2011
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	3.0	3.3	2.8
Foreign losses with no tax benefit	0.5	0.2	0.6
Undistributed foreign earnings	(3.4)	(4.0)	(4.0)
Net change in uncertain tax positions	0.9	0.3	0.3
Domestic manufacturing deduction	(1.4)	(1.6)	(1.2)
Other	0.7	0.8	(0.8)
	35.3%	34.0%	32.7%

The Company has the intent to indefinitely reinvest any undistributed earnings of primarily all foreign subsidiaries. As of January 31, 2013 and 2012, the Company has not provided deferred taxes on approximately $474,000,000 and $403,000,000 of undistributed earnings. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. U.S. Federal income taxes of approximately $87,000,000 and $71,000,000 would be incurred if these earnings were distributed.

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2013	2012
Deferred tax assets:		
Pension/postretirement benefits	$ 131,974	$ 123,721
Accrued expenses	28,637	30,219
Share-based compensation	25,252	24,312
Depreciation	49,159	42,141
Amortization	11,711	11,425
Foreign and state net operating losses	27,976	20,891
Sale-leaseback	57,955	73,562
Inventory	59,071	35,426
Accrued exit charges	6,193	9,233
Financial hedging instruments	13,824	4,054
Unearned income	11,022	13,638
Other	25,115	16,804
	447,889	405,426
Valuation allowance	(14,181)	(13,570)
	433,708	391,856
Deferred tax liabilities:		
Foreign tax credit	(47,913)	(38,294)
Net deferred tax asset	$ 385,795	$ 353,562

The Company has recorded a valuation allowance against certain deferred tax assets related to state and foreign net operating loss carryforwards where management has determined it is more likely than not that deferred tax assets will not be realized in the future. The overall valuation allowance relates to tax loss carryforwards and temporary differences for which no benefit is expected to be realized. Tax loss carryforwards of approximately $7,000,000 and $107,000,000 exist in certain state and foreign jurisdictions. Whereas some of these tax loss carryforwards do not have an expiration date, others expire at various times from 2014 through 2031.

The following table reconciles the unrecognized tax benefits:

	January 31,		
(in thousands)	2013	2012	2011
Unrecognized tax benefits at beginning of year	$ 25,509	$ 32,273	$ 32,226
Gross increases – tax positions in prior period	4,426	1,365	2,367
Gross decreases – tax positions in prior period	(1,713)	(6,480)	(2,003)
Gross increases – current period tax positions	156	312	3,241
Settlements	—	(1,760)	(1,394)
Lapse of statute of limitations	(161)	(201)	(2,164)
Unrecognized tax benefits at end of year	$ 28,217	$ 25,509	$ 32,273

Included in the balance of unrecognized tax benefits at January 31, 2013, 2012 and 2011 are $17,564,000, $12,998,000 and $11,605,000 of tax benefits that, if recognized, would affect the effective income tax rate.

The Company recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income taxes. During the years ended January 31, 2013, 2012 and 2011, the Company recognized approximately $650,000, $3,924,000 and $1,184,000 of expense associated with interest and penalties. Accrued interest and penalties are included within accounts payable and accrued liabilities and other long-term liabilities, and were $7,878,000 and $7,228,000 at January 31, 2013 and 2012.

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. As a matter of course, various taxing authorities regularly audit the Company. The Company's tax filings are currently being examined by a number of tax authorities in various jurisdictions. Ongoing audits where subsidiaries have a material presence include New York state (tax years 2008–2010), New York City (tax years 2009–2010), New Jersey (tax years 2006–2009) and Japan (tax years 2009–2011), as well as an audit that is being conducted by the Internal Revenue Service (tax years 2006–2009). Tax years from 2004–present are open to examination in U.S. Federal and various state, local and foreign jurisdictions. The Company believes that its tax positions comply with applicable tax laws and that it has adequately provided for these matters. However, the audits may result in proposed assessments where the ultimate resolution may result in the Company owing additional taxes. Management anticipates that it is reasonably possible that the total gross amount of unrecognized tax benefits will decrease by approximately $20,000,000 in the next 12 months, a portion of which may affect the effective tax rate; however, management does not currently anticipate a significant effect on net earnings. Future developments may result in a change in this assessment.

Q. SEGMENT INFORMATION

The Company's products are primarily sold in TIFFANY & CO. retail locations around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

In deciding how to allocate resources and assess performance, the Company's Chief Operating Decision Maker ("CODM") regularly evaluates the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of inter-segment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Certain information relating to the Company's segments is set forth below:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Net sales:			
Americas	$ 1,839,969	$ 1,805,783	$ 1,574,571
Asia-Pacific	810,420	748,214	549,197
Japan	639,185	616,505	546,537
Europe	432,167	421,141	360,831
Total reportable segments	3,721,741	3,591,643	3,031,136
Other	72,508	51,294	54,154
	$ 3,794,249	$ 3,642,937	$ 3,085,290
Earnings (losses) from operations: *			
Americas	$ 345,917	$ 387,951	$ 340,331
Asia-Pacific	188,510	205,711	133,448
Japan	204,510	184,767	162,800
Europe	90,955	105,728	88,309
Total reportable segments	829,892	884,157	724,888
Other	(6,254)	(5,247)	3,358
	$ 823,638	$ 878,910	$ 728,246

* Represents earnings (losses) from operations before unallocated corporate expenses, other operating expense and interest expense, financing costs and other income, net.

The Company's CODM does not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the segments' earnings from operations to the Company's consolidated earnings from operations before income taxes:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Earnings from operations for segments	$ 823,638	$ 878,910	$ 728,246
Unallocated corporate expenses	(126,421)	(127,765)	(115,830)
Other operating expense	—	(42,719)	(17,635)
Interest expense, financing costs and other income, net	(53,641)	(43,475)	(47,347)
Earnings from operations before income taxes	$ 643,576	$ 664,951	$ 547,434

Unallocated corporate expenses includes certain costs related to administrative support functions which the Company does not allocate to its segments. Such unallocated costs include those for centralized information technology, finance, legal and human resources departments.

Other operating expense was related to Tiffany's relocation of its New York headquarters staff to a single location (see "Note K. Commitments and Contingencies").

Sales to unaffiliated customers and long-lived assets by geographic areas were as follows:

	Years Ended January 31,		
(in thousands)	2013	2012	2011
Net sales:			
United States	$ 1,696,502	$ 1,687,478	$ 1,484,505
Japan	639,185	616,505	546,537
Other countries	1,458,562	1,338,954	1,054,248
	$ 3,794,249	$ 3,642,937	$ 3,085,290
Long-lived assets:			
United States	$ 630,805	$ 597,124	$ 529,763
Japan	28,971	32,030	31,729
Other countries	200,480	171,014	135,486
	$ 860,256	$ 800,168	$ 696,978

FORM 10-K

Classes of Similar Products

(in thousands)	Years Ended January 31, 2013	2012	2011
Net sales:			
Statement, fine & solitaire jewelry	$ 700,615	$ 655,804	$ 534,107
Engagement jewelry & wedding bands	1,093,411	1,058,921	853,488
Silver, gold & RUBEDO® metal jewelry	1,146,716	1,108,182	985,754
Designer jewelry	531,469	501,290	437,514
All other	322,038	318,740	274,427
	$ 3,794,249	$ 3,642,937	$ 3,085,290

Certain reclassifications have been made to the prior years' classes of similar products to conform to the current year presentation.

FORM 10-K

R. QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share amounts)	2012 Quarters Ended April 30	July 31	October 31	January 31
Net sales	$ 819,170	$ 886,569	$ 852,741	$ 1,235,769
Gross profit	469,018	499,162	464,289	730,815
Earnings from operations	134,985	154,580	117,295	290,357
Net earnings	81,534	91,801	63,179	179,643
Net earnings per share:				
Basic	$ 0.64	$ 0.72	$ 0.50	$ 1.42
Diluted	$ 0.64	$ 0.72	$ 0.49	$ 1.40

(in thousands, except per share amounts)	2011 Quarters Ended April 30 [a]	July 31 [a]	October 31	January 31
Net sales	$ 761,018	$ 872,712	$ 821,767	$ 1,187,440
Gross profit	443,693	514,697	475,849	716,915
Earnings from operations	135,966	140,540	146,177	285,743
Net earnings	81,063	90,043	89,689	178,395
Net earnings per share:				
Basic	$ 0.64	$ 0.70	$ 0.71	$ 1.41
Diluted	$ 0.63	$ 0.69	$ 0.70	$ 1.39

[a] Includes pre-tax charges of $8,221,000 and $34,497,000, for the quarters ended April 30 and July 31, which reduced net earnings per diluted share by $0.04 and $0.16 in the respective quarters, associated with Tiffany's relocation of its New York headquarters staff to a single location (see "Note K. Commitments and Contingencies").

Basic and diluted earnings per share are computed independently for each quarter presented. Accordingly, the sum of the quarterly earnings per share may not agree with the calculated full year earnings per share.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

NONE

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), the Registrant's chief executive officer and chief financial officer concluded that, as of the end of the period covered by this report, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In the ordinary course of business, the Registrant reviews its system of internal control over financial reporting and makes changes to its systems and processes to improve controls and increase efficiency, while ensuring that the Registrant maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems and automating manual processes.

The Registrant's chief executive officer and chief financial officer have determined that there have been no changes in the Registrant's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described above that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

The Registrant's management, including its chief executive officer and chief financial officer, necessarily applied their judgment in assessing the costs and benefits of such controls and procedures. By their nature, such controls and procedures cannot provide absolute certainty, but can provide reasonable assurance regarding management's control objectives. Our chief executive officer and our chief financial officer have concluded that the Registrant's disclosure controls and procedures are (i) designed to provide such reasonable assurance and (ii) are effective at that reasonable assurance level.

FORM 10-K

Report of Management

Management's Responsibility for Financial Information. The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded, and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report is shown on page K-45. The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent registered public accounting firm to discuss specific accounting, financial reporting and internal control matters. Both the independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a – 15(f). Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of January 31, 2013 based on criteria in Internal Control – Integrated Framework issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of January 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is shown on page K-45.

/s/ Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

/s/ Patrick F. McGuiness
Senior Vice President and Chief Financial Officer

Item 9B. Other Information.

NONE

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Incorporated by reference from the sections titled "Ownership by Directors, Director Nominees and Executive Officers," "Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements" and "DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD. Item 1. Election of Directors" in Registrant's Proxy Statement dated April 5, 2013.

CODE OF ETHICS AND OTHER CORPORATE GOVERNANCE DISCLOSURES

Registrant has adopted a Code of Business and Ethical Conduct for its Directors, Chief Executive Officer, Chief Financial Officer and all other officers of the Registrant. A copy of this Code is posted on the corporate governance section of the Registrant's website, http://investor.tiffany.com/governance.cfm; go to "Code of Conduct." The Registrant will also provide a copy of the Code of Business and Ethical Conduct to stockholders upon request.

See Registrant's Proxy Statement dated April 5, 2013, for information within the section titled "Business Conduct Policy and Code of Ethics."

Item 11. Executive Compensation.

Incorporated by reference from the section titled "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS" in Registrant's Proxy Statement dated April 5, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Incorporated by reference from the section titled "OWNERSHIP OF THE COMPANY" in Registrant's Proxy Statement dated April 5, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

See Executive Officers of the Registrant and Board of Directors information incorporated by reference from the sections titled "Independent Directors Constitute a Majority of the Board," "TRANSACTIONS WITH RELATED PERSONS" and "EXECUTIVE OFFICERS OF THE COMPANY" in Registrant's Proxy Statement dated April 5, 2013.

Item 14. Principal Accounting Fees and Services.

Incorporated by reference from the section titled "Fees and Services of PricewaterhouseCoopers LLP" in Registrant's Proxy Statement dated April 5, 2013.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) List of Documents Filed As Part of This Report:

1. Financial Statements

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of January 31, 2013 and 2012.

Consolidated Statements of Earnings for the years ended January 31, 2013, 2012 and 2011.

Consolidated Statements of Comprehensive Earnings for the years ended January 31, 2013, 2012 and 2011.

Consolidated Statements of Stockholders' Equity for the years ended January 31, 2013, 2012 and 2011.

Consolidated Statements of Cash Flows for the years ended January 31, 2013, 2012 and 2011.

Notes to Consolidated Financial Statements.

2. Financial Statement Schedules

The following financial statement schedule should be read in conjunction with the Consolidated Financial Statements:

Schedule II - Valuation and Qualifying Accounts and Reserves.

All other schedules have been omitted since they are not applicable, not required, or because the information required is included in the consolidated financial statements and notes thereto.

3. Exhibits

The information called for by this item is incorporated herein by reference to the Exhibit Index in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2013

TIFFANY & CO.
(Registrant)

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

By: /s/ Michael J. Kowalski

Michael J. Kowalski
Chairman of the Board and Chief Executive Officer
(principal executive officer) (director)

By: /s/ Patrick F. McGuiness

Patrick F. McGuiness
Senior Vice President and Chief Financial Officer
(principal financial officer)

By: /s/ Henry Iglesias

Henry Iglesias
Vice President and Controller
(principal accounting officer)

By: /s/ Rose Marie Bravo

Rose Marie Bravo
Director

By: /s/ Gary E. Costley

Gary E. Costley
Director

By: /s/ Lawrence K. Fish

Lawrence K. Fish
Director

By: /s/ Abby F. Kohnstamm

Abby F. Kohnstamm
Director

By: /s/ Charles K. Marquis

Charles K. Marquis
Director

By: /s/ Peter W. May

Peter W. May
Director

By: /s/ William A. Shutzer

William A. Shutzer
Director

By: /s/ Robert S. Singer

Robert S. Singer
Director

March 28, 2013

FORM 10-K

EXHIBIT INDEX

Exhibit Table (numbered in accordance with Item 601 of Regulation S-K)

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Registrant. Incorporated by reference from Exhibit 3.1 to Registrant's Report on Form 8-K dated May 16, 1996, as amended by the Certificate of Amendment of Certificate of Incorporation dated May 20, 1999. Incorporated by reference from Exhibit 3.1 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 1999.
3.1a	Amendment to Certificate of Incorporation of Registrant dated May 18, 2000. Incorporated by reference from Exhibit 3.1b to Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2001.
3.2	Restated By-Laws of Registrant, as last amended July 19, 2007. Incorporated by reference from Exhibit 3.2 to Registrant's Report on Form 8-K dated July 20, 2007.
4a	Upon the request of the Securities and Exchange Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the Registrant.
10.1	Amended and Restated Agreement, dated as of December 27, 2012, by and between Tiffany and Company and Elsa Peretti. Incorporated by reference from Exhibit 10.123 filed with Registrant's Report on Form 8-K dated January 2, 2013.
10.2	Agreement and Memorandum of Agreement made the 1st day of February 2009 by and between Tiffany & Co. Japan Inc. and Mitsukoshi Ltd. of Japan. Incorporated by reference from Exhibit 10.128 filed with Registrant's Report on Form 8-K dated February 18, 2009.
10.3	Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.3a	First Addendum to the Ground Lease between Tiffany and Company and River Park Business Center, Inc., dated November 29, 2000. Incorporated by reference from Exhibit 10.145a filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 2005.
10.4	Three-Year Credit Agreement dated as of December 21, 2011 by and among Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc. and each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York Mellon, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.146 filed with Registrant's Report on Form 8-K dated December 23, 2011.
10.4a	Commitment Increase Supplement, dated as of July 26, 2012, to the Three Year Credit Agreement (see Exhibit 10.4 above) by and among the Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc., the other Borrowers party thereto, the Lenders party thereto and The Bank of New York Mellon, as Administrative Agent. Incorporated by reference from Exhibit 10.146a filed with Registrant's Report on Form 8-K dated July 27, 2012.

Exhibit No.	Description
10.4b	Amendment No. 1 dated as of October 17, 2012, to the Three Year Credit Agreement (see Exhibit 10.4 above) by and among the Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc., the other Borrowers party thereto, the Lenders party thereto and The Bank of New York Mellon, as Administrative Agent.
10.5	Guaranty Agreement dated as of December 21, 2011, with respect to the Three-Year Credit Agreement (see Exhibit 10.4 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. and The Bank of New York Mellon, as Administrative Agent. Incorporated by reference from Exhibit 10.147 filed with Registrant's Report on Form 8-K dated December 23, 2011.
10.6	Lease Agreement made as of September 28, 2005 between CLF Sylvan Way LLC and Tiffany and Company, and form of Registrant's guaranty of such lease. Incorporated by reference from Exhibit 10.149 filed with Registrant's Report on Form 8-K dated September 23, 2005.
10.7	Amended and Restated Note Purchase and Private Shelf Agreement dated as of July 25, 2012 by and among the Registrant and various institutional note purchasers with respect to the Registrant's $100 million principal amount of 9.05% Series A Senior Notes due December 23, 2015, $150 million principal amount of 4.40% Series B-P Senior Notes due July 25, 2042 and private shelf facility. Incorporated by reference from Exhibit 10.155 filed with Registrant's Report on Form 8-K dated July 27, 2012.
10.8	Amended and Restated Guaranty Agreement dated as of July 25, 2012 with respect to the Amended and Restated Note Purchase and Private Shelf Agreement (see Exhibit 10.7 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.156 filed with Registrant's Report on Form 8-K dated July 27, 2012.
10.9	Form of Note Purchase Agreement dated as of February 12, 2009 by and between Registrant and certain subsidiaries of Berkshire Hathaway Inc. with respect to Registrant's $125 million principal amount 10% Series A-2009 Senior Notes due February 13, 2017 and $125 million principal amount 10% Series B-2009 Senior Notes due February 13, 2019. Incorporated by reference from Exhibit 10.157 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.10	Guaranty Agreement dated February 12, 2009 with respect to the Note Purchase Agreement (see Exhibit 10.9 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.158 filed with Registrant's Report on Form 8-K dated February 13, 2009.
10.11	Amended and Restated Note Purchase and Private Shelf Agreement dated as of July 25, 2012 by and among the Registrant and various institutional note purchasers with respect to the Registrant's $50 million principal amount of 10.0% Series A Senior Notes due April 9, 2018, $100 million principal amount of 4.40% Series B-M Senior Notes due July 25, 2042 and up to $50 million private shelf facility. Incorporated by reference from Exhibit 10.159 filed with Registrant's Report on Form 8-K dated July 27, 2012.

Exhibit No.	Description
10.12	Amended and Restated Guaranty Agreement dated as of July 25, 2012 with respect to the Amended and Restated Note Purchase and Private Shelf Agreement (see Exhibit 10.11 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. in favor of each of the note purchasers. Incorporated by reference from Exhibit 10.160 filed with Registrant's Report on Form 8-K dated July 27, 2012.
10.13	Form of Note Purchase Agreement dated as of September 1, 2010 by and between Registrant and various institutional note purchasers with respect to the Registrant's yen 10,000,000,000 principal amount 1.72% Senior Notes due September 1, 2016. Incorporated by reference from Exhibit 10.161 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 2010.
10.14	Guaranty Agreement dated September 1, 2010 with respect to the Note Purchase Agreement (see Exhibit 10.13 above) by Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. Incorporated by reference from Exhibit 10.162 filed with Registrant's Report on Form 10-Q for the Fiscal Quarter ended July 31, 2010.
10.15	Amortising term loan facility agreement dated March 30, 2011 between and among Koidu Holdings S.A. (as Borrower), BSG Resources Limited (as Guarantor) and Laurelton Diamonds, Inc. (as Original Lender). Incorporated by reference from Exhibit 10.163 filed with Registrant's Report on Form 8-K dated March 30, 2011.
10.15a	Amendment Agreement dated as of May 10, 2011 with respect to the Amortising Term Loan Facility Agreement (see Exhibit 10.15 above) between and among Koidu Holdings S.A. (as Borrower), BSG Resources Limited (as Guarantor) and Laurelton Diamonds, Inc. (as Original Lender).
10.15b	Second Amendment Agreement dated as of February 12, 2013 with respect to the Amortising Term Loan Facility Agreement (see Exhibit 10.15 above) between and among Koidu Limited (as Borrower), BSG Resources Limited (as Guarantor) and Laurelton Diamonds, Inc. (as Original Lender).
10.16	Five-Year Credit Agreement dated as of December 21, 2011 by and among Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc. and each other Subsidiary of Registrant that is a Borrower and is a signatory thereto and The Bank of New York Mellon, as Administrative Agent, and various lenders party thereto. Incorporated by reference from Exhibit 10.164 filed with Registrant's Report on Form 8-K dated December 23, 2011.
10.16a	Commitment Increase Supplement, dated as of July 26, 2012, to the Five Year Credit Agreement (see Exhibit 10.16 above) by and among the Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc., the other Borrowers party thereto, the Lenders party thereto and The Bank of New York Mellon, as Administrative Agent. Incorporated by reference from Exhibit 10.164a filed with Registrant's Report on Form 8-K dated July 27, 2012.
10.16b	Amendment No. 1 dated as of October 17, 2012, to the Five Year Credit Agreement (see Exhibit 10.16 above) by and among the Registrant, Tiffany and Company, Tiffany & Co. International, Tiffany & Co. Japan Inc., the other Borrowers party thereto, the Lenders party thereto and The Bank of New York Mellon, as Administrative Agent.

Exhibit No.	Description
10.17	Guaranty Agreement dated as of December 21, 2011, with respect to the Five Year Credit Agreement (see Exhibit 10.16 above) by and among Registrant, Tiffany and Company, Tiffany & Co. International and Tiffany & Co. Japan Inc. and The Bank of New York Mellon, as Administrative Agent. Incorporated by reference from Exhibit 10.165 filed with Registrant's Report on Form 8-K dated December 23, 2011.
14.1	Code of Business and Ethical Conduct and Business Conduct Policy.
21.1	Subsidiaries of Registrant.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial information from Tiffany & Co.'s Annual Report on Form 10-K for the fiscal year ended January 31, 2013, filed with the SEC, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Earnings; (iii) the Consolidated Statements of Comprehensive Earnings; (iv) the Consolidated Statements of Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; (vi) the Notes to the Consolidated Financial Statements; and (vii) Schedule II – Valuation and Qualifying Accounts and Reserves.

Executive Compensation Plans and Arrangements

Exhibit No.	Description
10.18	Form of Indemnity Agreement, approved by the Board of Directors on March 11, 2005 for use with all directors and executive officers (Corrected Version). Incorporated by reference from Exhibit 10.49a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.19	Tiffany and Company Amended and Restated Executive Deferral Plan originally made effective October 1, 1989, as amended and restated effective September 4, 2012.
10.20	Registrant's Amended and Restated Retirement Plan for Non-Employee Directors originally made effective January 1, 1989, as amended through January 21, 1999. Incorporated by reference from Exhibit 10.108 filed with Registrant's Annual Report on Form 10-K for the Fiscal Year ended January 31, 1999.

Exhibit No.	Description
10.21	Summary of informal incentive cash bonus plan for managerial employees. Incorporated by reference from Exhibit 10.109 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.22	1994 Tiffany and Company Supplemental Retirement Income Plan, Amended and Restated as of January 31, 2009. Incorporated by reference from Exhibit 10.114 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.23	Form of 2009 Retention Agreement between and among Registrant and Tiffany and Company and those executive officers indicated within the form and Appendices I and II to such Agreement. Incorporated by reference from Exhibit 10.127c filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.24	Summary of Executive Long Term Disability Plan available to executive officers.
10.24a	Group Long Term Disability Insurance Policy issued by First Unum Life Insurance, Policy No. 533717 001.
10.24b	Individual Disability Insurance Policy issued by Provident Life and Casualty Insurance Company.
10.24c	Individual Disability Insurance Policy issued by Lloyd's of London.
10.25	Summary of arrangements for the payment of premiums on life insurance policies owned by executive officers. Incorporated by reference from Exhibit 10.137 filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.26	2004 Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits, Amended and Restated as of October 31, 2011. Incorporated by reference from Exhibit 10.138 filed with Registrant's Report on Form 8-K dated January 27, 2012.
10.27	Registrant's Amended and Restated 1998 Employee Incentive Plan effective May 19, 2005. Incorporated by reference from Exhibit 4.3 with Registrant's Report on Form 8-K dated May 23, 2005.
10.28	Registrant's 2005 Employee Incentive Plan as adopted May 19, 2005. Incorporated by reference from Exhibit 10.145 with Registrant's Report on Form 8-K dated May 23, 2005.
10.28a	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.151a filed with Registrant's Report on Form 8-K dated March 26, 2007.
10.28b	Registrant's 2005 Employee Incentive Plan Amended and Adopted as of May 21, 2009.
10.28c	Form of Fiscal 2013 Cash Incentive Award Agreement for certain executive officers adopted on March 21, 2013 under Registrant's 2005 Employee Incentive Plan as Amended and Adopted as of May 18, 2006. Incorporated by reference from Exhibit 10.139d filed with Registrant's Report on Form 8-K dated March 22, 2013.

Exhibit No.	Description
10.28d	Terms of 2010 Performance-Based Restricted Stock Unit Grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 20, 2010 for use with grants made that same date and on January 20, 2011, amended and restated effective December 29, 2011. Incorporated by reference from Exhibit 10.140c filed with Registrant's Report on Form 8-K dated January 27, 2012.
10.28e	Form of Non-Competition and Confidentiality Covenants for use in connection with Performance-Based Restricted Stock Unit Grants to Registrant's Executive Officers and Time-Vested Restricted Unit Awards made to other officers of Registrant's affiliated companies pursuant to the Registrant's 2005 Employee Incentive Plan and pursuant to the Tiffany and Company Un-funded Retirement Income Plan to Recognize Compensation in Excess of Internal Revenue Code Limits. Incorporated by reference from Exhibit 10.140a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.28f	Form of Notice of Grant as referenced in and attached to the Terms of 2010 Performance-Based Restricted Stock Unit grants to Executive Officers under Registrant's 2005 Employee Incentive Plan as adopted on January 20, 2010 (see Exhibit 10.28d above) and completed on March 17, 2010 for use with the grants made on January 20, 2010. Incorporated by reference from Exhibit 10.140d filed with Registrant's Report on Form 8-K dated March 25, 2010.
10.28g	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.143 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.28h	Terms of Stock Option Award (Standard Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005. Incorporated by reference from Exhibit 10.143a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.28i	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised March 7, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.28j	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised May 19, 2005 (form used for Executive Officers). Incorporated by reference from Exhibit 10.144a filed with Registrant's Report on Form 8-K dated May 23, 2005.
10.28k	Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.144b filed with Registrant's Report on Form 8-K dated February 2, 2009.
10.28l	Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 2005 Employee Incentive Plan as revised January 14, 2009 (form used for grants made to employees other than Executive Officers subsequent to that date). Incorporated by reference from Exhibit 10.150a filed with Registrant's Report on Form 8-K dated February 2, 2009.

Exhibit No.	Description
10.28m	Terms of Time-Vested Restricted Stock Unit Grants to certain Executive Officers under Registrant's 2005 Employee Incentive Plan. Incorporated by reference from Exhibit 10.161 filed with Registrant's Report on Form 8-K dated March 21, 2011.
10.29	Registrant's 1998 Directors Option Plan. Incorporated by reference from Exhibit 4.3 to Registrant's Registration Statement on Form S-8, file number 333-67725, filed November 23, 1998.
10.29a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 1998 Directors Option Plan as revised March 7, 2005. Incorporated by reference from Exhibit 10.142 filed with Registrant's Report on Form 8-K dated March 16, 2005.
10.30	Registrant's 2008 Directors Equity Compensation Plan. Incorporated by reference from Exhibit 4.3a filed with Registrant's Report on Form 8-K dated March 23, 2009.
10.30a	Terms of Stock Option Award (Transferable Non-Qualified Option) under Registrant's 2008 Directors Equity Compensation Plan.
10.30b	Terms of Time-Vested Restricted Stock Unit Grants under Registrant's 2008 Directors Equity Compensation Plan.
10.31	Share Ownership Policy for Executive Officers and Directors, Amended and Restated as of March 21, 2013. Incorporated by reference from Exhibit 10.152 filed with Registrant's Report on Form 8-K dated March 22, 2013.
10.32	Senior Executive Employment Agreement between Frederic Cumenal and Tiffany and Company, effective as of March 10, 2011. Incorporated by reference from Exhibit 10.154 filed with Registrant's Report on Form 8-K dated March 21, 2011.
10.33	Comprehensive Retirement Non-Competition Agreement between James E. Quinn and Registrant entered into on January 19, 2012, with an effective Date of Retirement of February 1, 2012. Incorporated by reference from Exhibit 10.166 filed with Registrant's Report on Form 8-K dated January 27, 2012.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2013:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 2,466	$ 1,346	$ –	$ 1,732 [a]	$ 2,080
Sales returns	9,306	3,367	–	5,043 [b]	7,630
Allowance for inventory liquidation and obsolescence	53,938	32,228	–	31,991 [c]	54,175
Allowance for inventory shrinkage	1,495	2,600	–	2,863 [d]	1,232
Deferred tax valuation allowance	13,570	6,786	–	6,175 [e]	14,181

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reversal of deferred tax valuation allowance and utilization of deferred tax loss carryforward.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2012:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 4,705	$ 1,057	$ –	$ 3,296 [a]	$ 2,466
Sales returns	7,078	6,465	–	4,237 [b]	9,306
Allowance for inventory liquidation and obsolescence	48,428	30,665	–	25,155 [c]	53,938
Allowance for inventory shrinkage	1,074	2,502	–	2,081 [d]	1,495
Deferred tax valuation allowance	22,579	1,590	–	10,599 [e]	13,570

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reversal of deferred tax valuation allowance and utilization of deferred tax loss carryforward.

Tiffany & Co. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves
(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year Ended January 31, 2011:					
Reserves deducted from assets:					
Accounts receivable allowances:					
Doubtful accounts	$ 6,286	$ 2,065	$ –	$ 3,646 [a]	$ 4,705
Sales returns	6,606	2,075	–	1,603 [b]	7,078
Allowance for inventory liquidation and obsolescence	46,234	25,608	–	23,414 [c]	48,428
Allowance for inventory shrinkage	954	3,653	–	3,533 [d]	1,074
Deferred tax valuation allowance	24,433	2,408	–	4,262 [e]	22,579

a) Uncollectible accounts written off.
b) Adjustment related to sales returns previously provided for.
c) Liquidation of inventory previously written down to market.
d) Physical inventory losses.
e) Reversal of deferred tax valuation allowances and utilization of deferred tax loss carryforwards.

FORM 10-K

2013 Annual Meeting of Stockholders

PROXY STATEMENT

TIFFANY & CO.

ATTENDANCE AND VOTING MATTERS

Introduction

The Annual Meeting of the stockholders of Tiffany & Co. (the "Company") will be held on Thursday, May 16, 2013, at 9:30 a.m. at the W New York - Union Square hotel, 201 Park Avenue South (at 17th Street) New York, New York.

This Proxy Statement and accompanying material, including the form of proxy, was first sent to the Company's stockholders on or about April 5, 2013. It was sent to you on behalf of the Company by order of the Company's Board of Directors (the "Board").

You are entitled to vote at our 2013 Annual Meeting because you were a stockholder, or held Company stock through a broker, bank or other nominee, at the close of business on March 19, 2013, the record date for this year's Annual Meeting. That is why you were sent this Proxy Statement and accompanying material.

This Proxy Statement has been bound with our Annual Report on Form 10-K, which contains financial and other information about our business during Fiscal 2012 (February 1, 2012 to January 31, 2013). As is the practice of many other companies, the Company is now providing proxy materials by a "notice and access" process through the Internet. This enables the Company to reduce the cost of paper, printing and postage and to substantially reduce paper use in order to benefit our environment. Those stockholders who wish to receive a paper report may request one.

How to Request and Receive a PAPER or E-MAIL Copy of the Proxy Materials

OPTION A: If you are a beneficial stockholder (beneficial stockholders typically have their shares held at brokerage firms or at other financial institutions):

1) By Internet: www.proxyvote.com
2) By Telephone: 1-800-579-1639
3) By E-Mail*: sendmaterial@proxyvote.com

*** If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the Notice of Proxy) in the subject line. Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor.**

OPTION B: If you are a registered stockholder (registered stockholders typically have their shares held in stock certificate form or in book entry form by Tiffany's transfer agent, Computershare):

1) By Internet: www.envisionreports.com/tif
2) By Telephone: 1-866-641-4276
3) By E-mail**: investorvote@computershare.com with "Proxy Materials Tiffany & Co." in the subject line. Include name, address and the number located in the shaded bar on the reverse, and state in the email that you want a paper copy of current meeting materials.

**** You must reference your 11-Digit Control Number to request a paper copy of the proxy materials.**

Please make the requests as instructed above on or before May 6, 2013 to facilitate timely delivery.

You may also find important information about the Company, with its principal executive offices at 727 Fifth Avenue, New York, New York 10022, on our website at www.tiffany.com. By clicking "Investors" at the bottom of the page, you will find additional information concerning some of the subjects addressed in this document.

Important Notice Regarding Internet Availability of Proxy Materials for the Stockholder Meeting to be Held on May 16, 2013.

The Proxy Statement and Annual Report to Stockholders are available to stockholders at www.envisionreports.com/tif

Matters to be Voted on at the 2013 Annual Meeting

There are three matters scheduled to be voted on at this year's Annual Meeting:

- The election of the Board;
- Ratification of the selection of the independent registered public accounting firm to audit our Fiscal 2013 financial statements; and
- Your approval, on an advisory basis, of the compensation of the Company's named executive officers as disclosed in this proxy statement ("Say on Pay").

In addition, such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof may be voted on.

How to Vote Your Shares

You can vote your shares at the Annual Meeting by proxy or in person.

You can vote by proxy by having one or more individuals who will be at the Annual Meeting vote your shares for you. These individuals are called "proxies" and using them to cast your ballot at the Annual Meeting is called voting "by proxy."

If you wish to vote by proxy, you must do one of the following:

- Complete the enclosed form, called a "proxy card," and mail it in the envelope provided; or
- Call the telephone number listed on your proxy card or notice and follow the pre-recorded instructions; or
- Use the Internet to vote by going to the Internet address listed on your proxy card or notice; have your proxy card or notice in hand as you will be prompted to enter your control number and to create and submit an electronic vote.

If you do one of the above, you will have designated three officers of the Company to act as your proxies at the 2013 Annual Meeting. One of them will then vote your shares at the Annual Meeting in accordance with the instructions you have given them on the proxy card, the telephone or the Internet with respect to each of the proposals presented in this Proxy Statement. If you sign and return your proxy card but do not give voting instructions, your proxy will vote the shares represented thereby **for** the election of each of the director nominees listed in Proposal No. 1 below, **for** approval of Proposal No. 2, which is discussed below, and **for** approval of our named executive officer compensation, also discussed below. Proxies will extend to, and be voted at, any adjournment or postponement of the Annual Meeting.

Alternatively, you can vote your shares in person by attending the Annual Meeting. You will be given a ballot at the meeting.

While we know of no other matters to be acted upon at this year's Annual Meeting, it is possible that other matters may be presented at the meeting. If that happens and you have signed and not revoked a proxy card, your proxy will vote on such other matters in accordance with his best judgment.

A special note for those who plan to attend the Annual Meeting and vote in person: if your shares are held in the name of a broker, bank or other nominee, you must bring a statement from your brokerage account or a letter from the person or entity in whose name the shares are registered indicating that you are the beneficial owner of those shares as of the record date. In addition, you will not be able to vote at the meeting unless you obtain a legal proxy from the record holder of your shares.

How to Revoke Your Proxy

If you decide to vote by proxy (including by mail, telephone or Internet), you can revoke – that is, change or cancel -- your vote at any time before your proxy casts his vote at the Annual Meeting. Revoking your vote by proxy may be accomplished in one of three ways:

- You can send an executed, later-dated proxy card to the Secretary of the Company, call in different instructions, or access the Internet voting site;
- You can notify the Secretary of the Company in writing that you wish to revoke your proxy; or
- You can attend the Annual Meeting and vote in person.

The Number of Votes That You Have

Each share of the Company's common stock has one vote. The number of shares, or votes, that you have at this year's Annual Meeting is indicated on the enclosed proxy card.

What a Quorum Is

A "quorum" is the minimum number of shares that must be present at an Annual Meeting for a valid vote. For our stockholder meetings, a majority of shares outstanding on the record date and entitled to vote at the Annual Meeting must be present.

The number of shares outstanding at the close of business on March 19, 2013, the record date, was 127,117,333. Therefore, 63,558,667 shares must be present at our 2013 Annual Meeting for a quorum to be established.

To determine if there is a quorum, we consider a share "present" if:

- The stockholder who owns the share is present at the Annual Meeting, whether or not he or she chooses to cast a ballot on any proposal; or
- The stockholder is represented by proxy at the Annual Meeting.

If a stockholder is represented by proxy at the Annual Meeting, his or her shares are deemed present for purposes of a quorum, even if:

- The stockholder withholds his or her vote or marks "abstain" for one or more proposals; or
- There is a "broker non-vote" on one or more proposals.

What a "Broker Non-Vote" Is

Shares held in a broker's name may be voted by the broker, but only in accordance with the rules of the New York Stock Exchange. Under those rules, your broker must follow your instructions. If you do not provide instructions to your broker, your broker may vote your shares based on its own judgment or it may withhold a vote. Whether your broker votes or withholds its vote is determined by the New York Stock Exchange rules and depends on the proposal being voted upon. In the absence of instructions provided by you, your broker will be required to withhold its vote unless you provide instructions with respect to the election of the Board, and Say on Pay.

If your broker withholds its vote, that is called a "broker non-vote." As stated above, broker non-votes are counted as present for a quorum.

What Vote Is Required to Approve Each Proposal

Each nominee for director shall be elected by a majority of the votes cast "for" or "against" the nominee at the Annual Meeting. That means that the number of shares voted "for" a nominee must exceed the number of shares voted "against" that nominee. To vote "for" or "against" any of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

You may abstain on the vote for any nominee but your abstention will not have any effect on the outcome of the election of directors. A broker non-vote has the same effect as an abstention: neither will have any effect on the outcome of the election of directors. To abstain on the vote on any or all of the nominees named in this Proxy Statement, you can so mark your proxy card or ballot or, if you vote via telephone or Internet, so indicate by telephone or electronically.

The proposal to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm for Fiscal 2013 will be decided by the affirmative vote of the majority of shares present at the meeting and entitled to vote. That means that the proposal will pass if more than half of those shares present at the meeting vote "for" the proposal. Therefore, if you "abstain" from voting – in other words, you indicate "abstain" on the proxy card, by telephone or by Internet – it will have the same effect as an "against" vote. Broker non-votes on this proposal will be treated the same as abstentions: both will have the same effect as an "against" vote.

The advisory proposal to approve the compensation of our named executive officers will be decided by the affirmative vote of the majority of shares present at the meeting and entitled to vote. That means that the compensation will be approved if more than half of those shares present at the meeting and entitled to vote on the matter vote "for" the proposal. Therefore, if you "abstain" from voting – in other words, you indicate "abstain" on the proxy card, by telephone or by Internet – it will have the same effect as an "against" vote. Broker non-votes on this proposal will have no effect.

Proxy Voting on Proposals in the Absence of Instructions

If you do not give any specific instructions as to how your shares are to be voted when you sign a proxy card or vote by telephone or by Internet, your proxies will vote your shares in accordance with the following recommendations of the Board:

- FOR the election of all nine nominees for director named in this Proxy Statement;
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm to examine our Fiscal 2013 financial statements; and

- FOR approval of the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion included in this Proxy Statement.

Shares held in the Company's Employee Profit Sharing and Retirement Savings Plan will not be voted by the Plan's trustee unless specific instructions for voting are given by plan participants to whose accounts such shares have been allocated.

How Proxies Are Solicited

We have hired the firm of Georgeson Inc. to assist in the solicitation of proxies on behalf of the Board. Georgeson Inc. has agreed to perform this service for a fee of not more than $8,000, plus out-of-pocket expenses.

Employees of Tiffany and Company, a subsidiary of the Company, may also solicit proxies on behalf of the Board. These employees will not receive any additional compensation for their work soliciting proxies and any costs incurred by them in doing so will be paid for by Tiffany and Company.

Proxies may be solicited by mail, in person, by facsimile, by telephone or by electronic mail (e-mail).

In addition, we will pay for any costs incurred by brokerage houses and others for forwarding proxy materials to beneficial owners.

OWNERSHIP OF THE COMPANY

Stockholders Who Own at Least Five Percent of the Company

The following table shows all persons who were known to us to be "beneficial owners" of at least five percent of Company stock as of March 19, 2013. Footnote a) below provides a brief explanation of what is meant by the term "beneficial ownership." This table is based upon reports filed with the Securities and Exchange Commission, commonly referred to as the SEC. Copies of these reports are publicly available from the SEC. All of the reports included a certification to the effect that the shares were acquired in the ordinary course of business and were not acquired and were not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and were not being held in connection with or as a participant in any transaction having that purpose or effect.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)		Percent of Class
Qatar Investment Authority Q-Tel Tower, 8th Floor Diplomatic Area Street, West Bay P.O. Box 23224, Doha, State of Qatar	15,809,888	(b)	12.44%
BlackRock Inc. 40 East 52nd Street New York, NY 10022	8,110,200	(c)	6.38%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	7,292,780	(d)	5.74%
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	6,878,000	(e)	5.41%

a) "Beneficial ownership" is a term broadly defined by the SEC and includes more than the typical form of stock ownership, that is, stock held in the person's name. The term also includes what is referred to as "indirect ownership" such as where, for example, the person has or shares the power to vote the stock, sell it or acquire it within 60 days. Accordingly, some of the shares reported as beneficially owned in this table may actually be held by other persons or organizations. Those other persons and organizations are described in the reports filed with the SEC.

b) Qatar Investment Authority, a citizen of Qatar, reported such beneficial ownership to the SEC on its Schedule 13G/A as of March 6, 2013 and stated that, as a parent holding company or control person, it beneficially owned 14,289,398 shares (reported as comprising 11.27% of outstanding shares) through its wholly-owned subsidiary, Qatar Holding USA LLC, and that it had sole voting and disposition power with respect to all such shares. Qatar Investment Authority subsequently reported on its Form 4 dated March 19, 2013 that, as a parent holding company or control person, it beneficially owned the number of shares referred to above.

c) BlackRock Inc. reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2012 and stated that, as a parent holding company or control person, it beneficially owned the number of shares referred to above (reported as comprising 6.4% of outstanding shares) through various subsidiaries that it listed in such Schedule and that it had sole voting and disposition power with respect to all such shares.

d) The Vanguard Group, Inc. reported such beneficial ownership to the SEC on its Schedule 13G/A, Amendment No.1, as of December 31, 2012 and stated that, as an investment advisor, it beneficially owned the number of shares referred to above. This Schedule stated that it had sole power to vote 208,701 shares of the Company's common stock, sole power to dispose or direct the disposition of 7,090,879 shares, and shared power to dispose or direct the disposition of 201,901 shares, for an aggregate amount of 7,292,780 shares beneficially owned (reported as comprising 5.75% of outstanding shares).

e) Capital World Investors reported such beneficial ownership to the SEC on its Schedule 13G as of December 31, 2012 and stated that, as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940, it had sole voting and disposition power with respect to all such shares (reported as comprising 5.4% of outstanding shares).

Ownership by Directors, Director Nominees and Executive Officers

The following table shows the number of shares of the Company's common stock beneficially owned as of March 19, 2013 by those persons who are director nominees or who were, as of the end of Fiscal 2012, directors, the principal executive officer (the "CEO"), the principal financial officer (the "CFO") and the three next most highly compensated executive officers of the Company. In notes (b) through (o) below, "Vested Stock Options" refer to stock options that are exercisable as of March 19, 2013 or will become exercisable within 60 days of that date.

Name	Amount and Nature of Beneficial Ownership	Percent of Class[a]
Directors		
Rose Marie Bravo	66,434 [b]	*
Gary E. Costley	11,217 [c]	*
Lawrence K. Fish	44,085 [d]	*
Abby F. Kohnstamm	68,585 [e]	*
Michael J. Kowalski (CEO)	780,795 [f]	*
Charles K. Marquis	194,205 [g]	*
Peter W. May	45,585 [h]	*
Robert S. Singer	10,880 [i]	*
William A. Shutzer	338,972 [j]	*

PROXY STATEMENT

Ownership by Directors, Director Nominees and Executive Officers (continued)

Name	Amount and Nature of Beneficial Ownership		Percent of Class[a]
Executive Officers			
Patrick F. McGuiness (CFO)	97,260	k	*
James N. Fernandez	200,332	l	*
Frederic Cumenal	28,584	m	*
Jon M. King	150,078	n	*
All executive officers and directors as a group (20 persons):	2,679,982	o	2.1%

a) An asterisk (*) is used to indicate less than 1% of the class outstanding.

b) Includes 61,432 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

c) Includes 9,215 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

d) Includes 15,355 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

e) Includes 61,432 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

f) Includes 536,750 shares issuable upon the exercise of Vested Stock Options and 37,936 shares under a GRAT.

g) Includes 61,432 shares issuable upon the exercise of Vested Stock Options, 23,771 shares held in the Charles and Cynthia Marquis Joint Revocable Trust dated December 8, 2003 and 56,000 shares held in the Charles Marquis 2012 Irrevocable Trust, as Trustee. Mr. Marquis disclaims beneficial ownership of Company stock held by the Charles Marquis 2012 Irrevocable Trust. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

h) Includes 1,002 shares reported to the SEC as under Mr. May's beneficial ownership on his Form 4 as of January 14, 2013. Includes 33,932 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

i) Includes 2,878 shares issuable upon the exercise of Vested Stock Options. Includes 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012.

j) Includes 61,432 shares issuable upon the exercise of Vested Stock Options; 114,000 shares held by KJC Ltd. of which Mr. Shutzer is the sole general partner and of which three of his adult children are limited partners; 32,210 shares held in trust for one adult child of which trust Mr. Shutzer's wife is sole trustee; and 1,002 shares issuable upon the maturity of restricted stock grants made to directors on May 17, 2012. Mr. Shutzer disclaims beneficial ownership of Company stock held by KJC Ltd. and shares held in the aforementioned trust.

k) Includes 89,920 shares issuable upon the exercise of Vested Stock Options and 678 shares credited to Mr. McGuiness's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

l) Includes 148,750 shares issuable upon the exercise of Vested Stock Options and 151 shares credited to Mr. Fernandez's account under the Company's Employee Profit Sharing and Retirement Savings Plan. Includes 51,431 shares pledged as security in a margin account.

m) Includes 28,584 shares issuable upon the exercise of Vested Stock Options.

n) Includes 119,250 shares issuable upon the exercise of Vested Stock Options and 477 shares held in Mr. King's account under the Company's Employee Profit Sharing and Retirement Savings Plan.

o) Includes 1,732,878 shares issuable upon the exercise of Vested Stock Options and restricted stock grants that will mature on May 17, 2013; 1,605 restricted stock units that will mature on April 1, 2013; and 3,097 shares held in the Company's Employee Profit Sharing and Retirement Savings Plan.

See "COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS, Compensation Discussion and Analysis, *Equity Ownership and Share Pledging by Executive Officers and Directors*" beginning on page PS-37 below for a discussion of the Company's share ownership policy.

Compliance of Directors, Executive Officers and Greater-Than-Ten-Percent Stockholders with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and greater-than-ten-percent stockholders to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. These persons are also required to provide us with copies of those reports.

Based on our review of those reports and of certain other documents we have received, we believe that, during and with respect to Fiscal 2012, all filing requirements under Section 16(a) applicable to our directors, executive officers and greater-than-ten-percent stockholders were satisfied in a timely manner, except that one filing was made 8 days late. Specifically, on March 26, 2013, Mr. Shutzer filed a Form 5 to report two transactions consummated in Fiscal 2012.

PROXY STATEMENT

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP ("PwC") serves as the Company's independent registered public accounting firm and, through its predecessor firms, has served in that capacity since 1984.

The Audit Committee has selected PwC as the independent registered public accounting firm to audit the Company's financial statements and effectiveness of internal controls for the fiscal year ending January 31, 2014. The Audit Committee is directly responsible for appointing the independent auditors. In making this selection, the Audit Committee considered the independence of PwC, and whether the audit and non-audit services PwC provides to the Company are compatible with maintaining that independence.

The Audit Committee has adopted a policy requiring advance approval of PwC's fees and services by the Audit Committee; this policy also prohibits PwC from performing certain non-audit services for the Company including: (i) bookkeeping, (ii) systems design and implementation, (iii) appraisal or valuation, (iv) actuarial, (v) internal audit, (vi) management or human resources, (vii) investment advice or investment banking, (viii) legal services, and (ix) expert services unrelated to the audit. All fees paid to PwC by the Company as shown in the table that follows were approved by the Audit Committee pursuant to this policy.

Fees and Services of PricewaterhouseCoopers LLP

The following table presents fees for professional audit services rendered by PwC for the audit of the Company's consolidated financial statements and the effectiveness of internal controls over financial reporting for the years ended January 31, 2013 and 2012, and for its reviews of the Company's unaudited condensed consolidated interim financial statements. This table also reflects fees billed for other services rendered by PwC.

	January 31, 2013	January 31, 2012
Audit Fees	$ 2,837,200	$ 2,629,300
Audit-related Fees	29,000	21,500
Audit and Audit-related Fees	2,866,200	2,650,800
Tax Fees[a]	1,636,500	1,769,450
All Other Fees[b]	234,500	231,500
Total Fees	$ 4,737,200	$ 4,651,750

a) Tax fees consist of fees for tax compliance and tax consultation services. These fees included tax filing and compliance fees of $1,549,900 for the year ended January 31, 2013 and $1,674,650 for the year ended January 31, 2012.

b) All other fees consist of Sustainability Assurance procedures, Kimberly Process Agreed Upon Procedures and costs for research software for the years ended January 31, 2013 and January 31, 2012.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

The Board, In General

The Company is a Delaware corporation. Our principal subsidiary is Tiffany and Company, a New York corporation. In this Proxy Statement, Tiffany and Company will be referred to as simply "Tiffany."

The Board is currently comprised of nine members. The Board can also fill vacancies and newly created directorships, as well as amend the By-laws to provide for a greater or lesser number of directors.

Directors are required by our By-laws to be less than age 72 when elected or appointed unless the Board waives that provision with respect to an individual director whose continued service is deemed uniquely important to the Company. Under the Company's Corporate Governance Principles, directors may not serve on a total of more than six public company boards. Service on the Board is included in that total.

The Role of the Board in Corporate Governance

The Board plays several important roles in the governance of the Company, as set out in the Company's Corporate Governance Principles. The Corporate Governance Principles may be viewed on the Company's website www.tiffany.com, by clicking on "Investors" at the bottom of the page and then selecting "Corporate Governance" from the left-hand column. The Corporate Governance Principles can also be found as Appendix I to this Proxy Statement. The responsibilities of the Board include:

- Management succession;

- Review and approval of the annual operating plan prepared by management;
- Monitoring of performance in comparison to the operating plan;
- Review and approval of the Company's strategic plan prepared by management;
- Consideration of topics of relevance to the Company's ability to carry out its strategic plan;
- Review and approval of a delegation of authority by which management carries out the day-to-day operations of the Company and its subsidiaries;
- Review of the Company's investor relations program;
- Review of the Company's schedule of insurance coverage; and
- Review and approval of significant actions by the Company.

Political Spending

At its November 2011 meeting, the Board adopted the Tiffany & Co. Principles Governing Corporate Political Spending. These principles are intended to ensure oversight, transparency and effective decision-making with respect to the Company's political spending, and to protect employees' autonomy with respect to personal political spending. The principles may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column.

In accordance with the Principles Governing Corporate Political Spending, the Company reported the following expenses for Fiscal 2012. The Company paid $314,447 to Cassidy & Associates, a government relations firm based in Washington D.C. that engaged, on behalf of the Company, in lobbying efforts focused on public policy concerning various mining law and sustainability issues and also addressed certain trade and industry matters for the Company. Cassidy & Associates did not use any funds from the Company to assist candidates for office or to influence the outcome of ballot initiatives. Additionally, funds in an amount less than $305, which reflect a portion of the membership dues the Company or its affiliates paid to major trade associations (defined to include those trade associations to which the Company and its affiliates pay at least $25,000 in annual dues), were used by such trade associations for political expenditures.

Executive Sessions of Non-management Directors/Presiding Non-management Director

Non-management directors meet regularly in executive session without management participation. This encourages open discussion. At those meetings, Charles K. Marquis, Chairman of the Nominating/Corporate Governance Committee, presides. In addition, at least once per year the independent directors meet separately in executive session.

Communication with Non-management Directors

Stockholders may send written communications to the entire Board or to any of the non-management directors by addressing their concerns to Mr. Marquis, Chairman of the Nominating/Corporate Governance Committee (presiding director), at the following address: Corporate Secretary (Legal Department), Tiffany & Co., 727 Fifth Avenue, New York, New York 10022. All communications will be compiled by the Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

Director Attendance at Annual Meeting

The Board schedules a regular meeting on the date of the Annual Meeting of Stockholders to facilitate attendance at the Annual Meeting by the directors. All of the nine current directors attended the Annual Meeting held in May 2012. Mr. J. Thomas Presby, then a director, but not then standing for election, did not attend.

Independent Directors Constitute a Majority of the Board

The Board has affirmatively determined that each of the following directors and director-nominees is "independent" under the listing standards of the New York Stock Exchange in that none of them has a material relationship with the Company (directly or as a partner, shareholder or officer of any organization that has a relationship with the Company): Rose Marie Bravo, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm, Charles K. Marquis, Peter W. May, and Robert S. Singer.

All of the members of the Audit, Nominating/Corporate Governance and Compensation Committees are independent as indicated in the prior paragraph.

The Board also considered the other tests of independence set forth in the New York Stock Exchange Corporate Governance Rules and has determined that each of the above directors and nominees is independent as defined in such Rules.

In addition, the Board has affirmatively determined that Robert S. Singer, Gary E. Costley, Lawrence K. Fish, Abby F. Kohnstamm and Charles K. Marquis meet the additional, heightened independence criteria applicable to audit committee members under New York Stock Exchange rules.

In determining that Mr. Fish is independent, the Board considered banking relationships that exist between ABN/AMRO and the Company. Both ABN/AMRO and Citizens Financial Group are subsidiaries of the Royal Bank of Scotland Group. Mr. Fish was, on first election in 2008, an employee of Citizens Financial Group and a director of Royal Bank of Scotland Group. A portion of the operations of ABN/AMRO was acquired by Royal Bank of Scotland Group. The Company does banking business with ABN/AMRO. Mr. Fish is no longer associated with any of those entities.

In determining that Ms. Bravo is independent, the Board considered the employment relationship between Ms. Bravo's adult stepdaughter and Tiffany. This stepdaughter is not an officer of the Company or Tiffany and does not reside in Ms. Bravo's household and, for purposes of the New York Stock Exchange categorical independence test, she is not deemed an immediate family member nor is her compensation as a Tiffany employee required to be considered under such test. She was hired in June 2009 after Tiffany acquired a product design group from a disbanding company; subsequent to this acquisition, she was recruited to this design group because she had previously worked for the group. She is not at a significantly high enough job level within Tiffany so that the Compensation Committee is involved in determining the elements or level of her compensation except as equity compensation is determined for the group of employees that work at her job level.

To our knowledge, none of the other independent directors or director-nominees has any direct or indirect relationship with the Company, other than as a director.

Board and Committee Meetings and Attendance during Fiscal 2012

All current and incumbent directors attended at least 87% of the aggregate number of meetings of the Board and those committees (including the Audit Committee, Compensation Committee, Stock Option Subcommittee, Nominating/Corporate Governance Committee, the Finance Committee and the Corporate Social Responsibility Committee) on which they served during Fiscal 2012.

- The full Board held six meetings. Attendance averaged 98% amongst all current members.

- The Audit Committee held eight meetings. Attendance averaged 95% amongst all current members.
- The Compensation Committee and its Stock Option Subcommittee held six meetings. Attendance averaged 97% amongst all current members.
- The Nominating/Corporate Governance Committee held six meetings. Attendance averaged 100% amongst all current members. On each of these occasions the Chief Executive Officer absented himself from the meeting so as to allow the outside directors to meet alone.
- The Finance Committee held six meetings. Attendance averaged 95% amongst all current members.
- The Corporate Social Responsibility Committee held three meetings. All current members attended all meetings.

Committees of the Board

Board Committee Membership

Director	Audit*	Compensation & Stock Option Sub-committee*	Corporate Social Responsibility	Dividend	Finance	Nominating/ Corporate Governance*
Rose Marie Bravo		x				x
Gary E. Costley	x	Chair	x			x
Lawrence K. Fish	x		Chair		x	
Abby F. Kohnstamm	x	x	x			x
Charles K. Marquis	x	x				Chair
Peter W. May		x			x	
Robert S. Singer	Chair	x			x	
William A. Shutzer					Chair	
Michael J. Kowalski			x	x		

**Comprised solely of independent directors.*

Nominating/Corporate Governance Committee

The primary function of the Nominating/Corporate Governance Committee is to assist the Board in matters of corporate governance. The Nominating/Corporate Governance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. Under its charter, the role of the Nominating/Corporate Governance Committee includes recommending to the Board:

- Policies on the composition of the Board;
- Criteria for the selection of nominees for election to the Board;
- Nominees to fill vacancies on the Board;
- Nominees for election to the Board;
- Director compensation; and
- Management succession.

Submitting Candidate Names

If you would like to submit the name of a candidate for the Nominating/Corporate Governance Committee to consider as a nominee of the Board for director, you may send your submission at any time to the Nominating/Corporate Governance Committee, c/o Mr. Patrick B. Dorsey, Corporate Secretary (Legal Department), Tiffany & Co., 727 Fifth Avenue, New York, New York 10022.

Process for Identifying and Evaluating Nominees for Director

The Nominating/Corporate Governance Committee evaluates candidates recommended by stockholders in the same manner as it evaluates director candidates suggested by others, including those recommended by director search firms.

See our Corporate Governance Principles which are available on our website www.tiffany.com (click "Investors" at the bottom of the page, then select "Corporate Governance" from the left-hand column) and as Appendix I to this Proxy Statement. In accordance with these principles, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management.

The policy is implemented through discussions at meetings of the Nominating/Corporate Governance Committee and through specifications provided to director search firms when such firms are retained. The Nominating/Corporate Governance Committee has no procedure or means of assessing the effectiveness of this policy other than the process described under "Self-Evaluation" below.

The Nominating/Corporate Governance Committee has no other policy with regard to the consideration of diversity in identifying director nominees.

Dividend Committee

The Dividend Committee declares regular quarterly dividends in accordance with the dividend policy established by the Board. The Dividend Committee acts by unanimous written consent. Mr. Kowalski is the sole member of the Dividend Committee.

Compensation Committee

The primary function of the Compensation Committee is to assist the Board in compensation matters. The Compensation Committee operates under its charter which may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. Under its charter, the Compensation Committee's responsibilities include:

- Approval of remuneration arrangements for executive officers; and
- Approval of compensation plans in which officers and employees of Tiffany are eligible to participate.

Compensation for the non-management members of the Board is set by the Board with advice from the Nominating/Corporate Governance Committee.

Role of Compensation Consultants

Pay Governance LLC is retained by the Compensation Committee to provide advice with respect to the amount and form of executive compensation. This firm also provides advice to the Nominating/Corporate Governance Committee with respect to director compensation.

The decision to retain Pay Governance LLC was made by the Committee Chair. Management has assisted in arranging meetings between Pay Governance LLC and the Committee.

Pay Governance LLC performs two functions for the Compensation Committee. First, it prepares and discusses with the Committee an annual competitive compensation analysis with respect to each executive officer position. The use of this analysis is discussed in COMPENSATION DISCUSSION AND ANALYSIS, Competitive Compensation Analysis on page PS-42. Second, Pay Governance LLC recommends compensation initiatives to the Compensation Committee, including the structure of long- and short-term compensation components (including both equity and non-equity components) and the relative value that each component should constitute within the total portfolio of executive compensation.

Pay Governance LLC does not consult with management on compensation to be paid to non-executive employees, nor does it have any potential or actual conflicts with the Company. The Compensation Committee has told Pay Governance LLC that it is to act independently of management and only at the direction of the Committee and that its ongoing engagement is determined solely by the Compensation Committee.

For additional information regarding the operation of the Compensation Committee, including the role of consultants and management in the process of determining the amount and form of executive compensation, see "Compensation Committee Process" beginning on page PS-45 of the "Compensation Discussion and Analysis" below. The Compensation Committee's report appears on page PS-46.

Stock Option Subcommittee

The Stock Option Subcommittee determines the grant of options, restricted stock units, cash incentive awards and other matters under our 2005 Employee Incentive Plan. All members of the Compensation Committee are members of this subcommittee.

Compensation Committee Interlocks and Insider Participation

No director serving on the Compensation Committee or its Stock Option Subcommittee during any part of Fiscal 2012 was, at any time either during or before such fiscal year, an officer or employee of Tiffany & Co. or any of its subsidiaries. No interlocking relationship exists between the Board or Compensation Committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed during Fiscal 2012.

Audit Committee

The Company's Audit Committee is an "audit committee" established in accordance with Section 3(a)-(58)(A) of the Securities Exchange Act of 1934. The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Company's financial matters. The Audit Committee operates under a charter adopted by the Board; that charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page and then selecting "Corporate Governance" from the left-hand column. Under its charter, the Audit Committee's responsibilities include:

- Retaining and terminating the Company's independent registered public accounting firm, reviewing the quality-control procedures and independence of such firm and evaluating their proposed audit scope, performance and fee arrangements;
- Approving in advance all audit and non-audit services to be rendered by the independent registered public accounting firm;
- Reviewing the adequacy of our system of internal control over financial reporting;
- Establishing procedures for complaints regarding accounting, internal accounting controls or auditing matters; and
- Conducting a review of our financial statements and audit findings in advance of filing, and reviewing in advance proposed changes in our accounting principles.

The Board has determined that all members of the Audit Committee are financially literate, that at least one member of the Audit Committee meets the New York Stock Exchange standard of having accounting or related financial management expertise, and that Mr. Singer meets the SEC criteria of an "audit committee financial expert." The Board considered Mr. Singer's past experience as Chief Financial Officer of Gucci Group NV, Partner at Coopers & Lybrand, and Chairman of the audit committee for Fairmont Hotels & Resorts, Inc. The report of the Audit Committee is on page PS-21.

Finance Committee

The Board formed the Finance Committee to assist the Board with its oversight of the Company's capital structure, dividend policy, repurchase of the Company's common stock, debt and equity financings, and the retention of investment bankers and other financial advisors to the Board, and guarantee of currency, interest rate or commodity hedging transactions entered into by the Company's subsidiaries. The Finance Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column.

Corporate Social Responsibility Committee

The Board formed the Corporate Social Responsibility Committee to assist the Board with its oversight of the Company's policies and practices involving the environment, vendor workplace conditions and employment practices, community affairs, sustainable product sourcing, corporate charitable giving, governmental relations, political activities and diversity in employment. The Corporate Social Responsibility Committee operates under the charter adopted by the Board. The charter may be viewed on the Company's website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column.

Self-Evaluation

The independent directors who serve on the Board conduct an annual evaluation of the workings and efficiency of the Board and of each of the Board committees on which they serve and make recommendations for change, if required.

Resignation on Job Change or New Directorship

Under the Company's Corporate Governance Principles, a director must submit a letter of resignation to the Nominating/Corporate Governance Committee on a change in employment or significant change in job responsibilities and upon accepting or resolving to accept a directorship with another public company. The Committee may either accept or reject such resignation, but must act within 10 days after considering, in light of the circumstances, the continued appropriateness of the continued service of the director.

Board Leadership Structure

The offices of Chairman of the Board and Chief Executive Officer are held by the same person, Michael J. Kowalski. The Company has a lead independent director (also referred to as "presiding independent director"). Charles K. Marquis occupies such position by virtue of his chairmanship of the Nominating/Corporate Governance Committee.

Mr. Kowalski sets a preliminary agenda for each board meeting and submits it for the approval of the lead independent director.

The lead independent director chairs meetings of the independent and non-management directors (including meetings of the Nominating/Corporate Governance Committee) and during those meetings solicits the comments and suggestions of the independent directors and other non-management directors with respect to the agenda for Board meetings, the information to be provided by management and the quality of the discussions and decision-making process.

The Nominating/Corporate Governance Committee deems the existing structure appropriate in the context of the existing board size, the tenure of the directors with the Company, the overall experience of the directors and the experience that the directors have had with Mr. Kowalski and the executive management group.

Mr. Kowalski has served as Chairman of the Board since the start of Fiscal 2003 and the directors have had the opportunity during that time to assess his skills at moderating discussions during meetings, his responsiveness to the Board's suggestions for the agenda and the information provided by management to the directors. The Board believes there is value in having the Chief Executive Officer serve as Chairman of the Board for a number of reasons. The Chief Executive Officer's active involvement in the operations of the Company improves his ability to set the agenda for each board meeting. Further, his dual role ensures the strategic planning process and Company operations remain closely linked to each other.

The Nominating/Corporate Governance Committee may reassess the appropriateness of the existing leadership structure at any time, including following changes in management, in board composition or in the scope or complexity of the Company's operations.

Board Role in Risk Oversight

The Board believes (i) that management is responsible to manage the various risks that may arise in the Company's operations and (ii) that the Board has a role in overseeing management in the risk management function.

Management's approach to risk management includes systems of authorities and approval levels; internal control checks and balances; analytical methods for making and evaluating decisions; planning for annual business growth and profitability; strategic planning; and nurturing a corporate culture that rewards integrity and supports the TIFFANY & CO. brand image. This approach to risk management includes these goals: that every risk should, when possible and practicable, be identified, quantified as to monetary impact, assigned a probability factor, and properly delegated to management for a response. Operational risks so categorized are used to inform and shape the internal audit plan and are communicated to the Company's independent registered public accounting firm so that they can be referenced and used, if deemed appropriate, to inform and shape the external audit plan. Strategic risks are identified and are addressed in the strategic planning process.

Each year management is charged with the preparation of detailed business plans for the coming year (the annual plan) and the ensuing five-year period (the strategic plan) and required to review these plans, as they are developed and refined, on three separate occasions with the Board. Among other items, such plans include budgets for capital expenditures, inventory purchases, cash flow and liquidity, hiring, borrowing and dividends. The Board requires management to plan on the basis of realistic assumptions concerning sales and cost increases. In this process, the Board endeavors to assess whether management has made an appropriate analysis of the operational and brand risks inherent in the plans.

Each year the Board reviews and approves the annual business plan and the strategic plan. The Board also reviews specific risk areas on a regular basis. These are insured risks, management authority, investor relations, litigation risks, foreign currency risks, diamond supply risk and inventory risk.

The Audit Committee is required to discuss policies with respect to risk assessment and risk management and regularly does so. The Audit Committee concerns itself most specifically with the integrity of the financial reporting process, but also with personnel, asset and information security risk.

The Finance Committee concerns itself principally with liquidity risk.

The Company has not designated an overall risk management officer and has no formal policy for coordination of risk management oversight amongst the two board committees involved. The committee structure was not organized specifically for the purpose of risk management oversight.

The Board coordinates the risk management oversight function in the following manner. Both the Finance Committee and the Audit Committee share the minutes of their meetings with the Board and report regularly to the Board. All committee meetings are open to the other directors and many regularly attend because the committee meetings are regularly scheduled on the day of or the day preceding Board meetings.

Business Conduct Policy and Code of Ethics

The Company has a long-standing policy governing business conduct for all Company employees worldwide. The policy requires compliance with law and avoidance of conflicts of interest and sets standards for various activities to avoid the potential for abuse or the occasion for illegal or unethical activities. This policy covers, among other activities, the acceptance or giving of gifts from or to those seeking to do business with the Company, processing one's own transactions, political contributions and reporting dishonest activity. Each year, all employees are required to review the policy, report any violations or conflicts of interest and affirm their obligation to report future violations to management.

The Company has a toll-free "hotline" to receive complaints from employees, vendors, stockholders and other interested parties concerning violations of the Company's policies or questionable accounting, internal controls or auditing matters. The toll-free phone number is 877-806-7464. The hotline is operated by a third-party service provider to assure the confidentiality and completeness of all information received. Users of this service may elect to remain anonymous.

We also have a Code of Business and Ethical Conduct for the directors, the chief executive officer, the chief financial officer and all other officers of the Company. The Code advocates, and requires those persons to adhere to, principles and responsibilities governing professional and ethical conduct. This Code supplements our business conduct policy. Waivers may only be made by the Board. A summary of our business conduct policy and a copy of the Code of Business and Ethical Conduct are posted on our website, www.tiffany.com, by clicking "Investors" at the bottom of the page, and then selecting "Corporate Governance" from the left-hand column. We have also filed a copy of the Code with the SEC as an exhibit to our Annual Report on Form 10-K for Fiscal 2012. The Board has not adopted a policy by which it will disclose amendments to, or waivers from, the Company's Code of Business and Ethical Conduct on our website. Accordingly, we will file a report on Form 8-K if that Code is amended or if the Board has granted a waiver from such Code, including an implicit waiver. We will file such a report only if the waiver applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, and if such waiver relates to: honest and ethical conduct; full, fair, accurate, timely and understandable disclosure; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; or accountability for adherence to the Code.

The Nominating/Corporate Governance Committee, Audit Committee and Compensation Committee charters as well as the Code of Ethics and the Corporate Governance Principles are available in print to any stockholder who requests them.

Limitation on Adoption of Poison Pill Plans

On January 19, 2006, the Board terminated the Company's stockholder rights plan (typically referred to as a "poison pill") and adopted the following policy:

> "This Board shall submit the adoption or extension of any poison pill to a stockholder vote before it acts to adopt such poison pill; provided, however, that this Board may act on its own to adopt a poison pill without first submitting such matter to a stockholder vote if, under the circumstance then existing, this Board in the exercise of its fiduciary responsibilities deems it to be in the best interests of the Company and its stockholders to adopt a poison pill without the delay in adoption that is attendant upon the time reasonably anticipated to seek a stockholder vote. If a poison pill is adopted without first submitting such matter to a stockholder vote, the poison pill must be submitted to a stockholder vote within one year after the effective date of the poison pill. Absent such submission to a stockholder vote, and favorable action thereupon, the poison pill will expire on the first anniversary of its effective date."

TRANSACTIONS WITH RELATED PERSONS

The Board has adopted policies and procedures for the review, approval or ratification of transactions with the Company (or any subsidiary) in which any director or executive officer, any nominee for election as a director, any immediate family member of such an officer, director or nominee or any five-percent holder of the Company's securities has a direct or indirect material interest. Such transactions are referred to the Nominating/Corporate Governance Committee for review. In determining whether to approve or ratify any transaction, the Committee applies the following standard after considering the facts and circumstances of the transaction: whether, in the business judgment of the Committee members, the interests of the Company appear likely to be served by such approval or ratification.

The Board has ratified the hiring in Fiscal 2009 by Tiffany management of the following related person: Suzanne Jackey, an adult stepdaughter of Rose Marie Bravo, a director and a nominee for director. Ms. Jackey was hired as Tiffany's Director of Product Development and Merchandising – Leather Accessories because she had previously worked for the product development group hired to develop a new product line. Ms. Jackey is a salaried employee of Tiffany whose annual salary and target bonus totaled approximately $230,000 for fiscal year 2012.

CONTRIBUTIONS TO DIRECTOR-AFFILIATED CHARITIES

The contributions listed below were made during the last three fiscal years to charitable organizations with which directors or director nominees are affiliated through membership on the governing board of such charitable organizations. None of the independent directors serves as an executive officer of these charities:

- 92nd Street Y: merchandise grants totaling $875 and $8,500 in Fiscal 2012 and Fiscal 2011 respectively (Mr. May is an honorary member of the Board of Directors).
- University of Chicago Cancer Research Foundation (Women's Board): merchandise grants totaling $43,620 and $49,750, in Fiscal 2011 and 2010, respectively (Mr. May is a Trustee of The University of Chicago, a member of its Executive Committee and a member of the Advisory Council of the Graduate School of Business at The University of Chicago).
- Carnegie Hall: a combination of ticket subscription and advertisement for the opening night gala program of $30,850 in Fiscal 2012 and $31,500 in each Fiscal 2011 and 2010 (Mr. May is a Trustee).
- Partnership for New York City: $15,000 annual dues contributions in each of Fiscal 2012, 2011 and 2010 (Mr. May and Tiffany are each partners).
- Mt. Sinai Medical Center: combination of ticket subscription, cash and merchandise grants totaling approximately $6,000 and $100,000 in Fiscal 2011 and 2010, respectively (Mr. May is Chairman of the Board of Trustees).
- UJA Federation: $800 in Fiscal 2011 for ticket subscriptions and $50,000 in Fiscal 2010 in support of gala honoring Mr. May (Mr. May is a member of the Board of Trustees).
- Paul Taylor Dance Company: merchandise grants of $2,840, $975 and $925 in Fiscal 2012, 2011 and 2010, respectively (Mr. Shutzer is a Trustee).
- Prep for Prep: merchandise grants totaling $2,370, $1,980 and $1,980 for Fiscal 2012, 2011, and 2010, respectively (Mr. Shutzer is a Trustee).
- Phoenix House: combination of ticket subscription and merchandise grants totaling $13,755, $29,690 and $13,170 for Fiscal 2012, 2011 and 2010, respectively (Ms. Bravo is a member of the Board of Directors).
- Roundabout Theatre Company: $25,000 table purchase for spring gala in Fiscal 2012 (Ms. Kohnstamm is a member of the Board of Directors).

REPORT OF THE AUDIT COMMITTEE

Included in the Company's Annual Report to Stockholders are the consolidated balance sheets of the Company and its subsidiaries as of January 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2013. These statements (the "Audited Financial Statements") are the subject of a report by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"). The Audited Financial Statements are also included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The Audit Committee reviewed and discussed the Audited Financial Statements with the Company's management and otherwise fulfilled the responsibilities set forth in its charter. The Audit Committee has also discussed with the Company's management and independent registered public accounting firm their evaluations of the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees," as adopted by the PCAOB in Rule 3200T, and PCAOB Auditing Standard No. 5, "An Audit of Internal Control Over Financial Reporting That Is Integrated With An Audit of Financial Statements."

The Audit Committee received from PwC the written disclosure and letter required by PCAOB Rule 3526 "Communication with Audit Committees Concerning Independence," and has discussed the independence of PwC with that firm. The Audit Committee has considered whether the provision by PwC of the tax consultation, tax compliance and other non-audit-related services disclosed above under "RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – Fees and Services of PricewaterhouseCoopers LLP" is compatible with maintaining PwC's independence and has concluded that providing such services is compatible with that firm's independence from the Company and its management.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Company's Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

Signed:

Robert S. Singer, Chair
Gary E. Costley
Lawrence K. Fish
Abby F. Kohnstamm
Charles K. Marquis
Members of the Audit Committee

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are:

Name	Age	Position	Year Joined Tiffany
Michael J. Kowalski	61	Chairman of the Board and Chief Executive Officer	1983
Beth O. Canavan	58	Executive Vice President	1987
Frederic Cumenal	53	Executive Vice President	2011
James N. Fernandez	57	Executive Vice President and Chief Operating Officer	1983
Jon M. King	56	Executive Vice President	1990
Victoria Berger-Gross	57	Senior Vice President – Global Human Resources	2001
Pamela H. Cloud	43	Senior Vice President – Merchandising	1994
Patrick B. Dorsey	62	Senior Vice President – General Counsel and Secretary	1985
Andrew W. Hart	45	Senior Vice President – Diamonds and Gemstones	1999
Patrick F. McGuiness	47	Senior Vice President – Chief Financial Officer	1990
Caroline D. Naggiar	55	Senior Vice President – Chief Marketing Officer	1997
John S. Petterson	54	Senior Vice President – Operations and Manufacturing	1988

Michael J. Kowalski. Mr. Kowalski assumed the role of Chairman of the Board in 2003, following the retirement of William R. Chaney. He has served as the Registrant's Chief Executive Officer since 1999 and on the Registrant's Board of Directors since 1995. After joining Tiffany in 1983 as Director of Financial Planning, Mr. Kowalski held a variety of merchandising management positions and served as Executive Vice President from 1992 to 1996 with overall responsibility in the areas of merchandising, marketing, advertising, public relations and product design. He was elected President in 1997. Mr. Kowalski is a member of the Board of Directors of the Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under Tiffany's revolving credit facility and as the trustee and investment manager for Tiffany's Employee Pension Plan; and BNY Mellon Shareowner Services, an affiliate of Bank of New York Mellon, served as the Company's transfer agent and registrar until such affiliate was sold to Computershare in December 2011.

Beth O. Canavan. Mrs. Canavan joined Tiffany in 1987 as Director of New Store Development. She later held the positions of Vice President, Retail Sales Development, Vice President and General Manager of the New York flagship store and Eastern Regional Vice President. In 1997, she assumed the position of Senior Vice President for U.S. Retail. In 2000, she was promoted to Executive Vice President responsible for retail sales activities in the U.S. and Canada and retail store expansion. In 2001, Mrs. Canavan assumed additional responsibility for direct sales and business-to-business sales activities in the Americas and in 2010 also assumed responsibility for sales in Latin/South America. In 2013, Mrs. Canavan will transition from her current responsibilities to establish and lead a specialized selling organization focused on growth of high end statement jewelry sales.

Frederic Cumenal. Mr. Cumenal joined Tiffany in March 2011 as Executive Vice President, with responsibility for the Asia-Pacific, Japan, Europe and Emerging Markets Regions. In 2012, Mr. Cumenal's responsibilities were expanded to include all regions. For 15 years prior to joining Tiffany, Mr. Cumenal held senior leadership positions in LVMH Group's wine and spirits businesses, most recently as President and Chief Executive Officer of Moët & Chandon, S.A. Previously, Mr. Cumenal served as Chief Executive Officer of Domaine Chandon, and was Managing Director of Moët Hennessy Europe.

James N. Fernandez. Mr. Fernandez joined Tiffany in 1983 and held various positions in financial planning and management prior to his appointment as Senior Vice President–Chief Financial Officer in 1989. In 1998, he was promoted to Executive Vice President–Chief Financial Officer. In June 2011 he was promoted to Executive Vice President and Chief Operating Officer. Mr. Fernandez serves on the Board of Directors of The Dun & Bradstreet Corporation and is the Chairman of its Audit Committee and a member of its Board Affairs Committee.

Jon M. King. Mr. King joined Tiffany in 1990 as a jewelry buyer and held various positions in the Merchandising Division, assuming responsibility for product development in 2002 as Group Vice President. In 2003, he was promoted to Senior Vice President–Merchandising. In 2006, he was promoted to Executive Vice President. From that time through 2012, Mr. King had responsibility for Merchandising, Marketing and Public Relations. Currently, Mr. King leads the Company's product design and store design activities.

Victoria Berger-Gross. Dr. Berger-Gross joined Tiffany in 2001 as Senior Vice President–Human Resources. Her current title is Senior Vice President, Global Human Resources.

Pamela H. Cloud. Ms. Cloud joined Tiffany in 1994 as an assistant buyer and has since advanced through positions of increasing management responsibility within the Merchandising Division. In 2007, she was promoted to Senior Vice President–Merchandising, responsible for all aspects of product planning and inventory management.

Patrick B. Dorsey. Mr. Dorsey joined Tiffany in 1985 as General Counsel and Secretary.

Andrew W. Hart. Mr. Hart joined Tiffany in 1999 as Director – Materials Management and advanced through positions of increasing management responsibility. He was promoted to Vice President - Diamonds and Gemstones in 2002. In 2012, he was promoted to Senior Vice President - Diamonds and Gemstones. He is responsible for the Company's global diamond and gemstone supply chain.

Patrick F. McGuiness. Mr. McGuiness joined Tiffany in 1990 as an analyst in Accounting & Reporting and has held a variety of management positions within the Finance Division, including as Group Vice President–Finance, and in Merchandising from 2000 to 2002 as Vice President–Merchandising Process Improvement. In 2007, he was promoted to Senior Vice President–Finance, responsible for Tiffany's worldwide financial functions. In June 2011, Mr. McGuiness was promoted to Senior Vice President–Chief Financial Officer and, in addition to his responsibility for worldwide financial functions, was assigned responsibility for Investor Relations.

Caroline D. Naggiar. Ms. Naggiar joined Tiffany in 1997 as Vice President–Marketing Communications. She assumed her current role and responsibilities as head of advertising and marketing in 1998 and, in 2007 she was assigned additional responsibility for the Public Relations department and named Chief Marketing Officer. In 2009, she added Creative Visual Merchandising to her responsibilities.

John S. Petterson. Mr. Petterson joined Tiffany in 1988 as a management associate and advanced through positions of increasing management responsibility. He was promoted to Senior Vice President–Corporate Sales in 1995. In 2001, Mr. Petterson assumed the role of Senior Vice President–Operations, with responsibility for worldwide distribution, customer service and security activities. His responsibilities were expanded in 2003 to include manufacturing operations.

COMPENSATION OF THE CEO AND OTHER EXECUTIVE OFFICERS

Contents

COMPENSATION DISCUSSION AND ANALYSIS ("CD&A")

Executive Summary[1]

Say on Pay

In May 2012, the Company's Say on Pay proposal passed with 95.7% of the stockholder votes in favor of the Company's executive compensation program.

2012 Company Performance and Short-term Cash Incentive Awards

The Company's consolidated Fiscal 2012 net earnings were modestly above the minimum established by the Compensation Committee of the Board of Directors (the "Committee") at the start of the year and communicated to the executive officers.

As a result, and consistent with the Committee's communication to the executive officers at the start of the year, the Committee paid the executive officers 14% of their target Fiscal 2012 annual incentive/bonus, with the exception of two executive officers who were paid 18-19% of their target annual incentive/bonus based on individual factors.

2013 Executive Compensation

In January 2013, the Committee decided to leave the structure of the executive compensation program unchanged for Fiscal 2013. The Committee considered stockholder support demonstrated for the May 2012 Say on Pay proposal in reaching this decision. For the executive officers, compensation will continue to be structured as follows for Fiscal 2013:

- Target incentive awards/bonuses will range from 50-70% of base salary for the executive officers other than the chief executive officer,
- Target incentive award will remain 100% for the chief executive officer, and
- Long-Term incentive awards will range from 100%-300% of base salary (in each case, comprised of 50% stock options/50% performance-based restricted stock units).

Base Salary and Incentive Awards/Bonuses

The Committee determined that base salary and target incentive awards/bonuses for Fiscal 2013 would remain the same as in Fiscal 2012 with the exception of one newly-appointed senior vice president, whose base salary and target incentive were increased.

The Committee deferred consideration of an overall adjustment to base salary and target incentive awards/bonuses until January 2014. The Committee had announced previously that it would consider changes in base salary and annual incentive compensation rates on a two-year cycle. Consistent with the foregoing, the Committee was scheduled to consider an overall adjustment in January 2013, but deferred this decision due to a Company-wide expense reduction program intended for Fiscal 2013 and the annual compensation review's conclusion that target compensation remains broadly competitive.

In January 2013, the Committee approved the target amounts (but not specific performance targets) for annual incentives/bonuses to be paid in respect of Fiscal 2013. Payments, if any, will be made in Fiscal 2014.

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[1] All references to years relate to fiscal years that end on January 31 of the following calendar year.

In March 2013, the Committee set the specific performance targets for annual incentives/bonuses to be paid in respect of Fiscal 2013. Payments, if any, will be made in Fiscal 2014.

In March 2013 the Committee provided guidance to the executives with respect to annual incentives/bonuses to be paid in respect of Fiscal 2013. No annual incentives/bonuses shall be paid if earnings fall below $268.2 million for Fiscal 2013 and no annual incentive/bonus shall exceed an executive's maximum award. If earnings equal or exceed $268.2 million, annual incentives/bonuses may be paid, in which case the Committee will base a portion of the annual incentives/bonuses on Corporate factors (up to 160% of the target incentive award/bonus for each executive) and a portion on Individual factors (up to 40% of the target incentive award/bonus for each executive).

Long Term Incentive Awards

The Committee made long term incentive awards to 12 executive officers in January 2013. These awards consisted of an approximately equal mix (based on grant date fair value) of performance-based restricted stock units and option awards. The Committee determined that the long-term incentive award values for Fiscal 2013 (as a ratio of base salary) would remain the same as in Fiscal 2012 with the exception of one executive officer for whom the long-term incentive award value was reduced due to a recent change in responsibilities, and one executive officer for whom the long-term incentive award value was increased due to a promotion.

Corporate Governance Best Practices

Corporate governance of the Company's executive compensation program is demonstrated by a number of practices, including:

- formal stock ownership guidelines for directors and executive officers;
- recoupment provisions applicable to equity awards and retirement benefits in connection with non-compete covenants;
- engagement by the Compensation Committee of the Board of Directors (the "Committee") of its own independent consultant;
- prohibition on hedging of Parent stock;
- no tax gross-ups;
- "dual trigger" change in control agreements; and
- limited use of employment agreements (for newly-recruited senior executives only).

Overview of Compensation Components

The Committee has established an executive compensation plan that contains the following key components:

Compensation Component	*Objectives*	*Key Features*
Salary	Provide cash compensation that is not at risk so as to provide a stable source of income and financial security.	Designed to retain key executives by being competitive; not the primary means of recognizing performance.
Annual incentive (annual incentive award or bonus)	Motivate and reward achievement of the annual financial results.	Cash payments dependent on the degree of achievement of the annual profit plan, and, for Fiscal 2013, on individual factors as well – Committee retains discretion to reduce awards.
Long-term incentives (performance-based restricted stock units and stock options)	Align management interests with those of stockholders; retain executives; motivate and reward achievement of sustainable earnings growth.	Performance-based restricted stock unit awards vest upon achievement of Company financial goals over a three-year performance period and require continued employment. Committee retains discretion to reduce awards. Stock option awards vest ratably over four years of continued employment.
Time-vesting restricted stock units	Used infrequently, typically to recognize prior performance or to attract or retain key talent.	Typically time-vesting after three years of continued employment.
Benefits	Retain executives over the course of their careers.	A comprehensive program of benefits that includes (i) a defined benefit retirement program that provides a special stay-incentive for experienced executives[2]; and (ii) life insurance benefits that build cash value.

Short- and Long-term Planning for Sustainable Earnings Growth

The performance of management in planning, execution and brand stewardship and variable external factors determines the Company's success in achieving its financial goals – both short and long term.

As part of each year's planning process, the executive officers develop and submit for Board approval:

- A five-year strategic plan that balances earnings with "brand stewardship" (see below); and
- A profit plan for the fiscal year.

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[2] Executive officers, other than Mr. Cumenal, participate in a defined benefit retirement program comprised of the Pension Plan, Excess Plan and Supplemental Plan, available to executive officers hired on or before December 31, 2005. For a description of these plans see PENSION BENEFITS – Features of the Retirement Plans on page PS-64. For a description of the defined contribution retirement benefit available to Mr. Cumenal, see Excess DCRB Feature of the Executive Deferral Plan on page PS-68.

Both plans must incorporate challenging but achievable goals for sales growth, merchandising, gross margins, marketing expenditures, staffing, other expenses, capital spending and all other components of the Company's financial statements.

"Brand stewardship" refers to actions taken by management to maintain, in the minds of consumers, strong associations between the TIFFANY & CO. brand and product quality, product exclusivity, the highest levels of customer service, compelling store design and product display and responsible product sourcing practices.

The Board recognizes that tradeoffs between short-term objectives and brand stewardship are often difficult. For example, variations in product mix can positively affect gross margins in the short term while negatively affecting brand image, and increased staffing can positively affect customer service while negatively affecting earnings. Through the planning process, management must bring into balance expectations for annual earnings growth and concerns for brand stewardship and sustainable earnings growth.

Due in part to stockholder approval of the Company's Say on Pay proposal in May 2012, the Committee left the compensation program for Fiscal 2013 unchanged.

Objectives of the Executive Compensation Program

The Committee has established the following objectives for the compensation program:

- To attract, motivate and retain the management talent necessary to develop and execute both the annual and strategic plans;
- To reward achievement of annual and long-term financial goals; and
- To link management's interests with those of the stockholders.

The total executive compensation program includes base salary, annual and long-term incentives and benefits.

Setting Executive Compensation

In January of each year, the Committee reviews the target amount of total compensation for each executive officer, as well as the target levels of key components of such compensation. This follows a process in which the Committee conducts a detailed review of each executive's compensation. The Committee has not made an overall adjustment to the executive officers' base salary and target incentive awards since January 2011, except for in instances of promotions and changes in responsibility. See below under the heading *Compensation Committee Process* (on PS-45) for a discussion of how the Committee determines compensation for executive officers. For a discussion of how the Committee determines that the compensation of executive officers is competitive, see below under the heading *Competitive Compensation Analysis – No Benchmarks* on PS-42.

The actual performance goals for the annual and long-term incentive compensation are set by the Committee in March of each fiscal year. This goal-setting is coordinated with the Company's business planning process for the fiscal year and the five-year strategic period that includes the fiscal year.

Relative Values of Key Compensation Components

The Committee uses the following ratios to base salary as a means of awarding short- and long-term incentives. The Committee splits the estimated value of the long-term incentives evenly between the grant date fair market value of the targeted number of performance-based restricted stock units and the estimated (Black-Scholes) value of stock options.

Executive	Position	Target Short-term Incentive as a Percent of Salary	Maximum Short-term Incentive as a Percent of Salary	Long-term Incentive as a Percent of Salary
Michael J. Kowalski	Chairman & CEO	100%	200%	300%
Patrick F. McGuiness	Senior Vice President & CFO	50%	100%	150%
James N. Fernandez	Executive Vice President & COO	70%	140%	225%
Frederic Cumenal	Executive Vice President	70%	140%	200%
Jon M. King	Executive Vice President	70%	140%	200%

The Committee believes that the portion of an executive officer's compensation that is "at risk" (subject to adjustment for corporate performance factors) should vary proportionately to the amount of responsibility the executive officer bears for the Company's success. The Committee also believes that a minimum of 50% of the total compensation opportunity of the chief executive officer and approximately 40% of the total compensation opportunity of the other executive officers should be comprised of long-term incentives.

Base Salary

The Committee pays the executive officers competitive salaries as one part of a total compensation program to attract and retain them, but does not use salary increases as the primary means of recognizing talent and performance.

The Committee determined on January 16, 2013 that executive salaries would remain the same for fiscal year 2013.

Why: Executive salaries are generally assessed every second year. The last time the Committee approved a general increase was in January 2011. At that time, the Committee increased the base salaries of executive officers based on its consideration of multiple factors, including that no general salary increases had been granted to this group for three years; competitive market compensation levels for comparable positions; and internal equity. In January 2013, the base salary of only one executive officer was increased. The Committee elected to defer consideration of an overall adjustment until January 2014, due to a Company-wide expense reduction program intended by management for Fiscal 2013 and the annual compensation review's conclusion that target compensation remains broadly competitive.

Short-term Incentives

Why: The Committee uses short-term incentives to motivate executive officers to achieve the annual profit plan and to demonstrate strategic leadership. Short-term incentives consist of annual incentive awards for the four highest-paid named executive officers (Mr. Kowalski, Mr. Fernandez, Mr. Cumenal and Mr. King) and for Mrs. Canavan, and bonus eligibility for the other executive officers. Annual incentive awards are primarily formula-driven, with payments based on the degree of achievement of the annual profit plan set by the Committee under the plan. Bonuses are entirely discretionary.

For annual incentives/bonuses to be paid in respect of Fiscal 2013, the Committee will determine a portion of the awards based on the following individual factors: strategic thinking; leadership, including development of effective management teams and employee talent; demonstrated adherence to the Company's Standards of Business Conduct – Worldwide; financial metrics relevant to the specific areas of responsibility; and specific objectives set for the executive officer.

For a description of the incentive awards, including incentive award targets from year-to-year and the conditions under which the Committee may exercise discretion, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards (see PS-53).

Annual incentive awards are intended to be "qualified performance based compensation" under Section 162(m) of the Internal Revenue Code in that the goals that are established by the Committee are substantially uncertain of being achieved at the time of establishment and because there is no guarantee that such goals will be achieved through actual fiscal year results.

The Committee awards annual bonuses to the other executive officers. Although the Committee retains discretion with respect to bonuses, in practice it aligns bonuses with the annual incentive awards.

The annual incentive targets established by the Committee for each of the named executive officers for Fiscal 2011 and Fiscal 2012 and which will remain in effect for Fiscal 2013, were 100% of base salary in the case of Mr. Kowalski; 70% of base salary for Messrs. Fernandez, Cumenal and King; and 50% of base salary for Mr. McGuiness (target bonus).

The annual maximum incentives established by the Committee for each of the named executive officers for Fiscal 2011, Fiscal 2012, and Fiscal 2013 were each set at twice the target. That means 200% of base salary in the case of Mr. Kowalski; 140% of base salary for Messrs. Fernandez, Cumenal and King; and 100% of base salary for Mr. McGuiness (maximum bonus).

Fiscal 2012 Short-term Goals

In March 2012, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain Fiscal 2012 net earnings of $306 million. At the same time the Committee also advised the executive officers that, in the absence of other factors, the Committee would exercise its discretion as follows:

- To reduce the award to zero if Fiscal 2012 net earnings do not exceed $409 million.
- To pay the target incentive award if Fiscal 2012 net earnings equal $511 million.

- To pay the maximum incentive award if Fiscal 2012 net earnings equal $614 million; and
- To prorate the incentive award payable if Fiscal 2012 net earnings fall between the amounts set forth above.

In March 2013, after reviewing and concurring with the recommendation of the chief executive officer, the Committee, in the exercise of its retained discretion, determined to pay incentive awards of 14% of target to all but two of the executive officers, who were paid 18-19% of target.

- Fiscal 2012 net earnings fell between $409 million and $511 million.
- Based on Fiscal 2012 net earnings, the implied payout under the goals set forth above was 14% of target.

Fiscal 2013 Short-term Goals

In March 2013, the Committee established, as a condition to awarding the maximum incentive awards, that the Company attain Fiscal 2013 net earnings of $268.2 million. At the same time the Committee also advised the executive officers that the Committee will exercise its discretion as follows:

Corporate Portion

- To pay 0% of the target incentive award if Fiscal 2013 net earnings do not equal or exceed $357.8 million;
- To pay 64% of the target incentive award if Fiscal 2013 net earnings equal $447 million;
- To pay 80% of the maximum incentive award if Fiscal 2013 net earnings equal $536.6 million; and
- To prorate the corporate portion of the incentive award payable if Fiscal 2013 net earnings fall between the amounts set forth above.

Individual Portion

- To pay up to 40% of the maximum incentive award based on demonstrated strategic thinking; leadership; adherence to the Company's Standards of Business Conduct – Worldwide and professionalism; financial metrics relevant to the executive's specific areas of responsibility; and specific objectives set for the executive officer by the chief executive officer, or, in the case of the chief executive officer, by the Board of Directors.

Five-year History of Short-term Incentive Payouts

The following is the record of short-term incentive payouts (including bonuses) for the executive officers as a group average as a percent of target over the past five fiscal years:

- Fiscal 2012: 15% of target;
- Fiscal 2011: 121% of target;
- Fiscal 2010: 152% of target;
- Fiscal 2009: 200% of target; and
- Fiscal 2008: 0% of target.

Long-Term Incentives

Why: The Committee uses long-term incentives to promote the retention of executive officers and motivate them to achieve sustainable earnings growth.

The Committee considers equity-based awards to be appropriate because, over the long term, the Company's stock price should be a good indicator of management's success in achieving sustainable earnings growth.

The total value of each year's grant of equity awards is based on the percentage of salary indicated above under Relative Values of Key Compensation Components, and the ratio of salary to long-term incentives is reviewed at the same time that salaries are reviewed.

The Committee awards performance-based restricted stock units and stock options because each form of award complements the other in helping the Company retain and motivate its executive officers.

In its decision to use both forms of award, the Committee took into account the difficulty of setting appropriate strategic performance goals. This difficulty arises due to the significant degree of influence that non-controllable and highly variable external factors have upon the Company's performance, and the fact that the market does not always respond immediately to earnings growth.

Performance-based restricted stock units have the advantage of rewarding executives for meeting financial goals – even if the achievement of those goals is not reflected in the share price in the short term.

Stock options do not reward executives in a declining market. However, they do provide gains commensurate with those of shareholders, whether or not financial goals have been met.

In order to provide balance to the Company's long-term incentives, the Committee determined that the ratio of the estimated value of performance-based restricted stock unit awards to the estimated value of stock options awards should be as nearly 50/50 as practicable. For purposes of achieving this ratio, the Committee values the awards as follows:

- for options, on the basis of the Black-Scholes model; and
- for performance-based restricted stock units, using the per share market value immediately prior to the grant on the assumption that units would vest at the earnings target (attainment of the ROA target was not considered in making this allocation).

PROXY STATEMENT

Performance-Based Restricted Stock Unit Grants

Performance-Based Restricted Stock Unit Grants Made in January 2013 and 2012

Complete vesting of performance-based restricted stock units granted in January 2013 and in January 2012 is dependent upon achievement of earnings thresholds. Achievement of those thresholds will give the Committee the discretion to vest the maximum number of stock units granted or any lesser number down to zero. However, the Committee has communicated to the executive officers that it will exercise its discretion to reduce the number of units vesting on the basis of both cumulative earnings per share ("EPS") goals and an average return on assets ("ROA") goals over each of the three-year performance periods (Fiscal Years 2013, 2014 and 2015 for the 2013 grants) (Fiscal Years 2012, 2013 and 2014 for the 2012 grants).

- Like most companies, the Company's stock price over the long term is primarily driven by growth in EPS. The Committee considers EPS performance to be the primary determiner of vesting and no shares will vest unless a threshold level of EPS performance is achieved.
- The Company's ROA is also likely to significantly affect its stock price over the long term. This is due, in part, to the significance of inventory and capital expenses in its business. Thus the Committee uses ROA as a supplemental indicator of management's success in achieving sustainable earnings growth.
- The EPS and ROA goals were set by the Committee in conformance to, and as part of the process of approving, the Company's strategic plan.

The Committee has provided the following chart to the executive officers to illustrate the manner in which the Committee intends to exercise its discretion at the conclusion of each three-year performance period:

Earnings Performance	Percent of Target Shares Vesting for Earnings Performance	ROA Adjustment to Shares Vesting for Earnings Performance (percent of Target)	Percent of Target Shares Vesting After ROA Adjustment	Percent of Maximum Number of Shares Vesting
Earnings Threshold Not Reached	0%	None	0%	None
Earnings Threshold Reached	25%	10% increase if ROA Target achieved	25% to 35%	12.5% to 17.5%
Earnings Target Reached	100%	10% increase if ROA Target achieved/ 10% decrease if ROA Target not achieved	90% to 110%	45% to 55%
Earnings Maximum Reached	190%	10% increase if ROA Target achieved/ 10% decrease if ROA Target not achieved	180% to 200%	90% to 100%

Performance Targets, Thresholds and Maximums - January 2013 Performance-Based Grants

In March 2013, the Committee established the following in respect of the performance-based restricted stock units granted in January 2013, subject to adjustments as permitted under the Plan:

- Earnings Target: $11.86 per share (aggregate net earnings per share on a diluted basis over the three-year period);
- ROA Target: 9.8% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);

- Earnings Threshold: $7.62 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $13.87 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Performance Targets, Thresholds and Maximums - January 2012 Performance-Based Grants

In March 2012, the Committee established the following in respect of the performance-based restricted stock units granted in January 2012, subject to adjustments as permitted under the Plan:

- Earnings Target: $13.94 per share (aggregate net earnings per share on a diluted basis over the three-year period);
- ROA Target: 12.0% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);
- Earnings Threshold: $9.64 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $16.77 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Performance Targets, Thresholds and Maximums - January 2011 Performance-Based Grants

In March 2011, the Committee established the following in respect of the performance-based restricted stock units granted in January 2011, subject to adjustments as permitted under the Plan:

- Earnings Target: $12.12 per share (aggregate net earnings per share on a diluted basis over the three-year period);
- ROA Target: 12.2% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);
- Earnings Threshold: $5.80 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $16.43 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Performance Targets, Thresholds and Maximums - January 2010 Performance-Based Grants

In March 2010, the Committee established the following in respect of the performance-based restricted stock units granted in January 2010, subject to adjustments as permitted under the Plan:

- Earnings Target: $9.10 per share (aggregate net earnings per share on a diluted basis over the three-year period);
- ROA Target: 10.6% (return on average assets in each of the fiscal years in the performance period, expressed as a percentage and then averaged over the entire performance period);
- Earnings Threshold: $4.25 per share (aggregate net earnings per share on a diluted basis over the three-year period); and
- Earnings Maximum: $12.21 per share (aggregate net earnings per share on a diluted basis over the three-year period).

Five year History of Performance-Based Restricted Stock Unit Payouts

The following is the payout history for performance-based restricted stock units made to the executive officers:

- Fiscal 2006 through 2008 Performance Period: 36.4% of maximum;
- Fiscal 2007 through 2009 Performance Period: 0% of maximum;
- Fiscal 2008 through 2010 Performance Period: 0% of maximum;
- Fiscal 2009 through 2011 Performance Period: 50% of maximum; and
- Fiscal 2010 through 2012 Performance Period: 56% of maximum

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For a more complete description of the performance-based restricted stock units, including a description of the circumstances in which a portion of the units may vest in various circumstances of death, disability, a Change of Control or at the initiative of the executive's employer and the goals set from year-to-year, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Equity Incentive Plan Awards – Performance-Based Restricted Stock Units.

Stock Option Grants

Why: The Committee grants stock options in order to clarify the link between the interests of the executive officers and those of the Company's stockholders in long-term growth in share value and to support the brand stewardship over the long term.

The incentive plan under which stock options are granted requires the exercise price of each option to be established by the Committee (or determined by a formula established by the Committee) at the time the option is granted. Options are to be granted at a value equal to or greater than the fair market value of a share as of the grant date (or, in the case of a recipient's promotion or hire date, such effective promotion or hire date). The incentive plan does not permit for the repricing of options at a later date.

(For a description of the stock options see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Options).

Time-Vesting Restricted Stock Unit Awards

Why: On occasion, the Committee may make non-strategic restricted stock unit awards for reasons such as recognition of prior performance; attraction of new talent; retention of key talent; and in lieu of cash compensation increases. For example, in March 2011, the Committee granted such an award to Mr. Cumenal, in connection with the commencement of his employment, and as a "make whole" payment for amounts Mr. Cumenal forfeited at his prior employer. Subject to certain conditions, the award in question – for 27,228 stock units – will not vest unless Mr. Cumenal remains employed for three years.

Retirement Benefits

Why: Retirement benefits are offered to executive officers because the Committee seeks to retain them over the course of their career, especially in their later years when they have gained experience and become more valuable to the Company and to its competitors. (For a description of the retirement benefits see PENSION BENEFITS – Features of the Retirement Plans.)

Retirement benefits offer financial security in the future and are not entirely contingent upon corporate performance factors. It is the case, however, that average final compensation, on which the retirement benefits of each executive officer is based, will be determined, in part, by reference to bonus and incentive awards made in the past; such awards are determined by corporate performance factors in the year awarded.

Executives (other than Mr. Cumenal) participate in three retirement plans: they participate in the same tax-qualified pension plan available to all full-time U.S. employees hired before January 1, 2006 and also receive incremental benefits under the Excess Plan and the Supplemental Plan.

The Excess Plan credits salary and bonus in excess of amounts that the Internal Revenue Service (IRS) allows the tax-qualified pension plan to credit in computing benefits, although benefits under both of these plans are computed under the same formula. The Committee considers it fair and consistent with the employee retention purpose of the tax-qualified pension plan to maintain for executives the relationship established for employees compensated below the IRS limit between annual cash compensation and pension benefits.

The Supplemental Plan serves as a stay-incentive for experienced executives by increasing the percentage of average final compensation provided as a benefit when the executive reaches specified service milestones.

For executive officers hired by the Company on January 1, 2006 or later (such as Mr. Cumenal), a defined contribution retirement benefit is available through the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, and excess defined retirement benefit contributions ("Excess DCRB Contribution") credited to the Tiffany and Company Executive Deferral Plan. Employer contributions credited to the Deferral Plan are calculated to compensate executives for pay amounts curtailed by reason of the limitations under Sections 401(a)(17) or 415 of the Internal Revenue Code. Mr. Cumenal is a participant in each of these plans, and receives additional retirement benefits under his employment agreement, which were intended as "make whole" payments for amounts Mr. Cumenal forfeited at his prior employer. Mr. Cumenal accrued significant long-term pension benefits with his prior employer.

Life Insurance Benefits

Why: IRS limitations render the life insurance benefits that the Company provides to all full-time U.S. employees in multiples of their annual salaries largely unavailable to the Company's executive officers. The Company maintains the relationship established for lower-compensated employees between annual salaries and life insurance benefits through executive-owned, employer-paid whole-life policies. (For an explanation of the key features of the life insurance benefits, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Life Insurance Benefits.) The Committee considers the increase in policy cash value attributable to Company contributions to be part of target total direct compensation for purposes of the *Competitive Compensation Analysis* discussed below. Life insurance benefits are taxable to the executives and no gross-up is paid.

Disability Insurance Benefits

Why: The Committee provides executive officers with special disability insurance benefits because their salaries are inconsistent with the income replacement limits of the Company's standard disability insurance policies. Thus, these special disability benefits maintain the relationship established for employees compensated below the IRS limit between annual cash compensation and disability benefits. Disability insurance premiums are taxable to the executives and no gross-up is paid.

Equity Ownership and Share Pledging by Executive Officers and Directors

In July 2006, the Board adopted a share ownership policy for executive officers to better align management's interests with those of stockholders over the long term. This policy was amended in March 2007 to include directors who are not executive officers. In Fiscal 2011, the Committee reviewed the policy with Pay Governance to assure that the levels and design remained competitive and appropriate; no change was made as a consequence of that review.

Under the equity ownership policy, executive officers and non-executive directors are required to accumulate shares (and options for shares) of the Company's common stock until they have ownership of shares or options having a total market value equal to the following multiples of their base salaries (minimum annual retainer in the case of directors):

Position/Level	Market Value of Company Stock Holdings as a Multiple of Base Salary (Minimum Annual Retainer in the case of Non-Executive Directors)
Chief Executive Officer	Five Times
Non-Executive Directors	Five Times
President	Four Times
Executive Vice President	Three Times
Senior Vice President	Two Times

Under the share ownership policy, so long as 25% of the required market value consists of shares of the Company's common stock owned by an executive officer or director, then 50% of the positive current value of his or her vested (exercisable) stock options may also be counted towards compliance. For this purpose, the current value of a vested option is calculated as follows: current market value of the number of shares covered by the option less the total option exercise price.

In March 2013 the Board revised the share ownership policy to provide that shares of the Company's common stock that are pledged to a third party (for example, where common stock is held in a margin account maintained at a brokerage firm), will not count towards the share ownership goals except to the extent that the market value of the pledged shares exceeds the amount of the secured obligation on the date of valuation.

Prior to satisfying this stock ownership requirement, an executive officer or director may not sell any shares except to:

- satisfy required withholding for income taxes due upon exercise of stock options or vesting of performance-based restricted stock units;
- pay the exercise price upon exercise of stock options; and
- dispose of no more than 50% of the remaining shares issued upon exercise of stock options or vesting of performance-based restricted stock units (after paying the exercise price and tax withholding).

The Committee regularly reviews progress toward compliance with the policy.

The policy provides executive officers and directors with a five-year period to achieve compliance, after first becoming subject to the policy. Executive officers or directors who achieve compliance, but fall out of compliance under certain circumstances, shall have two years to again achieve compliance.

As of January 31, 2013, the chief executive officer had exceeded his goal by more than four times and 9 of the remaining 11 executive officers had achieved their goal.[3] As of January 31, 2013, all of the directors had met their share ownership requirements.

Hedging Not Permitted

The Board of Directors adopted a worldwide policy on Insider Information, applicable to all employees including executive officers. The policy expressly prohibits speculative transactions (i.e. hedging), such as the purchase of calls or puts, selling short, or speculative transactions as to any rights, options, warrants or convertible securities related to Company securities. This policy does not affect the right to exercise or hold a stock option issued to the executive by the Company.

Retention Agreements

The Committee continues to believe that, during any time of possible or actual transition of corporate control, it would be important to keep the team of executive officers in place, free of distractions that might arise out of concern for personal financial advantage or job security. Since the Company went public in 1987, it has not had a single controlling stockholder, and, depending upon the circumstances, executive officers could consider acquisition of a controlling interest as described in the retention agreements to be a prelude to a significant change in corporate policies and an incentive to leave. For these reasons, the Company has entered into retention agreements with each of the executive officers (other than Mr. Cumenal, who has an employment agreement) which provide financial incentives for them to remain in place during any such times. For a description of the retention agreements, see POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL – Retention Agreements. For a description of Mr. Cumenal's employment agreement, which contains comparable provisions to those of the retention agreements see COMPENSATION DISCUSSION AND ANALYSIS *Other Employment Agreements or Severance Plans for Executives* below.

The Committee believes that the retention agreements serve the best interests of the Company's stockholders because such agreements:

- will increase the value of the Company to a potential acquirer that requires delivery of an intact management team;
- will help to keep management in place and focused should any situation arise in which a change of control looms but is not welcome or agreement has not yet been reached;
- are a prudent defense to the possibility that one or more senior executive officers might retire or take a competing job offer during a time of transition; and
- are not overly generous.

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[3] Mr. Cumenal (who joined the Company in Fiscal 2011) and Mr. Hart (who was promoted to Senior Vice President in Fiscal 2012), have not yet achieved their goals.

The Committee also believes that the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Dual Triggers

The retention agreements are "dual-trigger" arrangements in that they provide no benefits unless two events occur: (i) a change in control followed by (ii) a loss of employment.

Definition of "Change in Control"

In Fiscal 2008, the Committee changed the definition of "Change in Control" for use in the Company's arrangements with the executive officers. This change was made effective for equity grants made in January 2009 and thereafter. This change was also made for the retention agreements (see above) and all executive officers surrendered the old form of retention agreement and entered into a new form with the changed definition. Under the new definition, a "Change in Control" will be deemed to occur only in the following four situations:

- a 35% share acquisition;
- incumbent directors (including those nominated by incumbent directors) cease to be a majority;
- a corporate transaction, such as a merger, in which the shareholders prior to the transaction do not own 51% of the Company's assets; and
- a sale of all or substantially all of the assets of the Company or Tiffany.

No Gross-Ups

The retention agreements do not provide executive officers with reimbursement for excise taxes or other taxes in connection with severance payments or other amounts relating to the change in control.

PROXY STATEMENT

Other Employment Agreements or Severance Plans for Executives

Apart from the retention agreements, the employment agreement entered into with Frederic Cumenal discussed below, and the retirement and non-competition Agreement with James E. Quinn discussed below, the Company:

- is not party to any employment agreement with any executive officer that provides for severance benefits on termination of employment;
- does not maintain any severance payment policy for executive officers; and
- has the right to terminate the employment of any executive officer for any reason or no reason prior to the occurrence of a change in control.

Frederic Cumenal Employment Agreement

On March 10, 2011, Frederic Cumenal commenced employment with Tiffany as an executive officer with the title "Executive Vice President" and responsibility for sales and distribution of TIFFANY & CO. products in all markets other than the Americas. (In October 2012, he was assigned such responsibility for the Americas as well.) Tiffany entered into an employment agreement with Mr. Cumenal as part of the recruiting process. The employment agreement, which was approved by the Committee, addresses certain elements of the personal costs, foregone compensation and professional risk that Mr. Cumenal incurred to accept the position and relocate his family to the United States. That employment agreement includes the following key compensatory features:

- Term: three-year initial term with sequential one-year extensions thereafter. Either Tiffany or Mr. Cumenal may give prior notice of non-extension. In the event of a Change in Control, the term will continue for at least two years;
- Base Salary: $850,000 per year;
- Target Annual Incentive Award: $595,000 (70% of Base Salary). See *Fiscal 2011 Short-Term Goals* above;
- One-time Three-year Time-Vesting RSU Grant: grant-date fair value of $1,700,000 (200% of Base Salary);
- Stock Option Grant: grant date fair value of $850,000 (100% of Base Salary);
- Performance-Based RSU Grant: grant-date fair value of $850,000 (100% of Base Salary). See *Performance Targets, Thresholds and Maximums, Fiscal 2010 Performance-Based Grants* above;
- Relocation Payment: a one-time award of $650,000 subject to a claw-back of 38% should Mr. Cumenal resign without good reason within 18 months of employment;
- Deferred Compensation: Because Mr. Cumenal will not be eligible to participate in any defined benefit pension plan offered by Tiffany, Tiffany will credit $365,000 per year for the first 10 years of his employment to an interest-bearing account for Mr. Cumenal's retirement. He will be fully vested in this account after three years of employment;
- Life Insurance Contributions: As it does for the other executive officers, Tiffany will contribute towards the premium on a whole-life insurance policy to be owned by Mr. Cumenal (up to $150,000 per year). See *Life Insurance Benefits* above;
- French Pension Scheme Payments: Tiffany will make payments of approximately $75,000 per year of employment for the benefit of Mr. Cumenal's account with the French social security and complementary pension schemes;
- Tax Consultation: Tiffany will provide or reimburse Mr. Cumenal for income tax preparation assistance for 2011 and 2012 up to a maximum of $30,000 each year;
- Severance Prior to a Change in Control – Termination without Cause; Resignation for Good Reason (including Tiffany's refusal to extend the term): $605,000; plus Base Salary for the balance of Term (minimum of one year; maximum of two years); plus continuation of medical and dental benefits for one year; and
- Severance After a Change in Control – Termination without Cause; Resignation for Good Reason (including Tiffany's refusal to extend the term): $1,210,000; plus two times Base Annual Salary; plus continuation of medical and dental benefits for two years.
- If Mr. Cumenal terminates employment, Tiffany would also pay him an additional $200,000 payment if Tiffany wanted him to adhere to his non-compete.

The One-time Three-year Time-Vesting RSU Grant and Deferred Compensation provisions of Mr. Cumenal's employment agreement were intended by the Committee and Mr. Cumenal as "make whole" payment for amounts Mr. Cumenal would forfeit at his prior employer. Mr. Cumenal had accrued significant long-term pension benefits with his prior employer.

The French Pension Scheme Payments were intended by the Committee to avoid loss of Mr. Cumenal's accruals under the French social security and complementary pension schemes.

The employment agreement contains definitions of "Cause" and "Good Reason" and has been filed with the Securities and Exchange Commission as Exhibit 10.154 to the Company's Report on Form 8-K dated March 21, 2011.

James E. Quinn Retirement and Non-Competition Agreement

On February 1, 2012, James E. Quinn retired from the Company pursuant to a retirement and non-competition agreement entered into on January 19, 2012. Pursuant to that agreement (the key terms of which were approved by the Committee), and in exchange for the benefits described below, Mr. Quinn agreed to extend the duration of his non-competition covenants to one year. The key compensatory features are as follows:

- Non-Compete Payment: A cash payment totaling $1,887,000, was paid in two equal installments on or about August 1, 2012 and February 1, 2013.
- Acceleration of Stock Option Awards: Tranches of grants of non-qualified stock options made by the Company to Employee on January 28, 2009 and January 20, 2010, which were otherwise scheduled to vest in January 2013, became fully vested on Mr. Quinn's date of retirement.
- 2010 Grant of Performance-Based Restricted Stock Units ("2010 PSU Grant"): a portion of the stock units from the 2010 PSU Grant were vested (the "Vested Portion") and the balance of units from the 2010 PSU Grant cancelled as of the Date of Retirement. The Vested Portion was computed as follows: (28,000 Shares) times (0.66) times (the Performance Factor). The "Performance Factor" was computed by the Company's Chief Financial Officer on the basis of the Company's actual earnings and return-on-assets performance during the fiscal years ended January 31, 2011 and 2012 and on the basis of performance then planned for the fiscal year ending on January 31, 2013.

The non-compete conditions of Mr. Quinn's outstanding Equity Awards and retirement benefits under the Excess Plan and Supplemental Plan, providing for forfeiture or recoupment in the event of a breach within a six-month period, remained in force until January 31, 2013.

PROXY STATEMENT

Equity Grant Change in Control Provisions

In 2009, the Committee adopted a comprehensive and restrictive view of the change in control circumstances which should permit accelerated vesting of stock options and performance-based restricted stock units.

The Committee believes that:

- where practicable, executives should be required to meet the service vesting provisions of equity grants following a change in control;
- the definition of "Change in Control" (see above) includes circumstances where it is sensible to require the executive to remain employed in order to vest in his/her equity grant and other circumstances where it is not sensible;
- following a change in control, an executive should have the benefit of his/her equity grants if terminated without cause or if he/she resigns with good reason;
- performance-based equity grants should be treated separately from grants that are purely time-vested because a change in control may result in a change in business strategy making it difficult, if not impossible, for the Company to achieve the performance criteria; and
- the independent directors are fully capable of weighing the merits of any proposed transaction and reaching a proper conclusion in the interests of the stockholders, even in the face of management's advocacy of a transaction that would provide change in control payments to the executive officers.

Supplemental Plan Change in Control Provisions

Consistent with its view that Change in Control ("CIC") entitlements should be triggered, in most circumstances, only on a loss of employment (a "dual-trigger"), the Committee's CIC Review also focused on the Supplemental Plan for executive retirement benefits. The Committee determined that the Plan, as previously structured, was inconsistent with that view and necessary conforming changes were made.

Termination for Cause

Stock options granted under the 2005 Employee Incentive Plan may not be exercised after a termination for cause. Performance-based restricted stock units will not vest if termination for cause occurs before the conclusion of the three-year performance period.

Recoupment Provisions

All executive officers have signed non-competition covenants that have a two-year post-employment term. For those who are age 60 or older at termination of employment or who attain age 60 within six months of termination, the term ends six months after termination. For all executive officers, the term ends in six months after termination if a change in control (as defined in the retention agreements) has occurred prior to termination of employment or during the six-month period. For all executive officers, once the six-month minimum period has passed, a change of control will result in an early end to the term.

Violation of the non-compete covenants will result in:

- loss of benefits under the Excess Plan and the Supplemental Plan;
- loss of all rights under stock options and performance-based restricted stock units; and
- mandatory repayment of all proceeds from stock options exercised or restricted stock units vested during a period beginning six months before termination and throughout the duration of the non-competition covenant.

Clawback Policy: Adjustment or Recovery of Awards

The Company currently operates in compliance with the clawback requirements of the Sarbanes-Oxley Act with respect to the chief executive officer and chief financial officer. The Company does not currently have a separate policy that expressly provides for recoupment of executive incentive compensation if an accounting restatement is required due to material noncompliance with any financial reporting requirements. The Committee awaits the Securities and Exchange Commission's adoption of final rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (i.e. Section 10D to the Securities Exchange Act of 1934) addressing compensation clawbacks. After such rules are adopted, the Committee will consider adopting a policy in conformance with such rules.

Competitive Compensation Analysis – No Benchmarks

Each year the Committee refers to competitive compensation (market) data because the Committee believes that such data are helpful in assessing the competitiveness of the total compensation offered to the Company's executive officers. However, the Committee does not consider such market data sufficient for a full evaluation of appropriate compensation for any individual executive officer. Accordingly, the Committee:

- Has not set a "benchmark" to such data for any executive officer, although it does look to see if the Company's total executive program falls between the 25th and 75th percentile of market data;
- Does not rely exclusively on compensation surveys or publicly available compensation information when it determines the compensation of individual executive officers; and
- Also considers:
  - The comparability of compensation as between executive officers of comparable experience and responsibility;
  - Job comparability with market positions;
  - The recommendations of the chief executive officer; and
  - The Committee's own business judgment as to an individual's maturity, experience and tenure, capacity for growth, demonstrated success and desirability to the Company's competitors.

The Committee reviewed a competitive compensation analysis prepared on November 14, 2012 by Pay Governance LLC, a nationally recognized compensation consulting firm.

The analysis included the following elements of compensation for each executive officer:

- base salary;
- target annual incentive or bonus as a percentage of salary;
- target total cash compensation (salary plus target incentive/bonus award);
- actual total cash compensation (salary plus actual incentive/bonus granted in the prior year);
- expected value of long-term incentives as a percentage of salary;
- insurance cash contribution value;
- target total direct compensation (target total cash compensation, life insurance cash value increases and the expected value of long-term incentives granted in the prior year);
- actual total direct compensation (actual total cash compensation plus life insurance cash value increases and the expected value of long-term incentives granted in the prior year); and
- pay mix.

The Committee believes that a competitive market for the services of retail executives exists, even among firms that operate in a different line of business. To fully understand market compensation levels for comparable executive positions, the analysis includes data for both retail and general industry companies, with greater emphasis on the former.

Defining an appropriate comparator group is a challenge because there are few U.S. companies of similar size in the luxury retail business with an integrated manufacturing function similar to the Company. Thus, as mentioned previously, the market data serve as reference points but the Committee does not "benchmark" to specific market pay levels.

In addition, for the retail market data, two retail groups are used (although for the chief executive officer analysis the first group described, *see A below*, was the primary group used for analysis). The first group is based on publicly available pay data from annual proxy statements, and the second group is based on pay data submitted to the Towers Watson Retail/Wholesale Industry and Executive Compensation Surveys. The second group includes privately-held companies and also provides compensation for positions that may not fall within the top five highest paid executives disclosed in the comparator companies' proxy statements, but the composition of the group varies year-over-year due to survey participation.

The analysis included data concerning compensation for senior positions provided by:

- a survey of 15 U.S. public companies in the specialty retail industry with median revenues of $3.7 billion (*see A below*);
- a survey of 10 public and private companies in the retail industry with median revenues of $3.5 billion (*see B below*); and
- a survey of 292 companies in general industry with median revenues of $2.6 billion.
- For the Senior Vice President – Chief Marketing Officer, an additional market reference which reflects compensation for the top marketing position at the 2012 Interbrand Best Global Brands companies that participated in the Towers Watson Survey.

Management consulted with Pay Governance LLC on the selection of companies for comparison, but Pay Governance LLC has maintained its own judgment in that regard.

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(A) Specialty Retail Companies: Abercrombie & Fitch; Ann Inc.; Coach Inc.; Fifth & Pacific (formerly Liz Claiborne, Inc.); Foot Locker, Inc.; Limited Brands Inc.; Movado Group Inc.; Nordstrom Inc.; Pier 1 Imports Inc.; Polo Ralph Lauren Corp.; Phillips Van Heusen; Saks Incorporated; Sotheby's; Williams-Sonoma Inc.; and Zale Corporation.

(B) Retail Companies: Ann Inc.; Coach Inc.; Fifth & Pacific; Gap; Harry Winston Diamond Corp.; J. Crew Group Inc.; Limited Brands, Inc.; Nordstrom Inc.; Phillips-Van Heusen; and Zale Corporation.

Both groups were the same as those reviewed prior to the Committee's determination of executive officer compensation for fiscal 2012, with two exceptions. The first group previously included Talbots, which is no longer a publicly traded company. The second group previously included LL Bean, which no longer participates in the Towers Watson Retail survey.

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For retail-specific positions, the analysis of competitive compensation was determined by reference only to surveys of the retail industry mentioned above.

Because the chief executive officer, the chief financial officer and the chief operating officer do not occupy retail-specific positions, the analysis of competitive compensation was determined by reference to surveys of the retail industry mentioned above and to the general industry survey mentioned above.

Relative to the competitive market data, the Company's target total compensation (Fiscal 2012) was positioned as follows:

- the chief executive officer's target total compensation was below the 50th percentile; and
- the target total compensation for all other named executive officers (Messrs. McGuiness, Fernandez, Cumenal and King) were between the 50th and 75th percentiles.

Compensation Committee Process

Tally sheets

The Committee reviews "tally sheets" so that the total compensation and equity position in Company stock for each executive officer can be compared. The tally sheets are prepared by the Company's Human Resources Department for each executive officer and provided to the Committee. The tally sheets include data concerning historical compensation and wealth accumulation data from employment with Tiffany.

Consultations with the Chief Executive Officer

The Committee meets with the chief executive officer regularly and solicits his recommendations with respect to the compensation of the executive officers. In this context, his views as to the performance of the individual officers are provided to the Committee. Individual performance has not factored significantly in terms of incentive pay, although the Committee has reserved discretion in that regard, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Awards.

Coordination with Financial Results and Annual and Strategic Planning Process

In January, the Committee reviews a forecast of financial results for the fiscal year ending that month with the chief financial officer and calculates the tentative payouts for short- and long-term incentives on that basis. Revised calculations and adjustments are prepared at the March meeting, when fiscal year financial results are nearly final and ready for public release, and when the annual profit plan and the strategic plan are presented for approval by the Board. After the public release of the financial results, the final calculation is made and the Committee authorizes management to make payment on prior year annual incentive awards and performance-based restricted stock unit awards for which the three-year performance period ended in the prior year and to enter into agreements with respect to current year annual incentive awards.

The Committee awards stock options to executive officers at a meeting that occurs on the third Wednesday of January each year, or when individual promotions are recognized. The Committee has never authorized management to make awards of stock options. Since 2005, awards of performance-based restricted stock units have also been made at the January meeting with reference to a preliminary draft of the Company's strategic plan, although the specific financial goals are not set until the March meeting when the strategic plan is adopted.

Limitation under Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally denies a federal income tax deduction to the Company for compensation in excess of $1 million per year paid to any of the named executive officers. This denial of deduction is subject to an exception for "performance-based compensation" such as the performance-based restricted stock units, stock options and annual incentive awards discussed above. Although the Committee has designed the executive compensation program with tax considerations in mind, the Committee does not believe that it would be in the best interests of the Company to adopt a policy that would preclude compensation arrangements subject to deduction limitations.

The compensation actually paid to the executive officers is expected to be deductible by the Company except in the following respect: compensation that exceeds $1 million in any single year for any single named executive officer consisting of the following elements: "Salary" and "All

Other Compensation" in the Summary Compensation Table, plus compensation that relates to the time-vesting restricted stock units described in note (c) to the Summary Compensation Table. The Committee may decide, in the course of exercising its business judgment, to adjust payouts under one or more other compensation components in a way that disqualifies such payouts as performance based for a particular year.

* * *

REPORT OF THE COMPENSATION COMMITTEE

We have reviewed and discussed with the management of Tiffany & Co. the Compensation Discussion and Analysis section of this Proxy Statement. Based on our review and discussions, we recommend to the Board of Directors, to the chief executive officer and to the chief financial officer that the Compensation Discussion and Analysis be included in this Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended January 31, 2013.

Compensation Committee and its Stock Option Subcommittee:

Gary E. Costley, Chair
Rose Marie Bravo
Abby F. Kohnstamm
Charles K. Marquis
Peter W. May
Robert S. Singer

March 20, 2013

SUMMARY COMPENSATION TABLE
Fiscal 2012, Fiscal 2011 and Fiscal 2010

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($)	Total ($)
Michael J. Kowalski	2012	$ 997,315	---	$ 1,569,229	$ 1,505,835	$ 140,000	$ 1,783,014	$ 141,158 (g)	$ 6,136,551
Chairman and CEO	2011	$ 997,315	---	$ 1,569,700	$ 1,514,352	$ 1,150,000	$ 3,576,867	$ 172,178 (h)	$ 8,980,412
	2010	$ 958,957	---	$ 2,914,347	$ 1,472,010	$ 1,550,000	$ 2,144,799	$ 167,124 (i)	$ 9,207,237
Patrick F. McGuiness	2012	$ 513,617	$ 36,000	$ 402,197	$ 392,827	---	$ 505,151	$ 79,642 (j)	$ 1,929,434
Senior Vice President - CFO	2011	$ 513,617	$310,000	$ 966,197	$ 936,380	---	$ 607,692	$ 79,693 (k)	$ 3,413,579
James N. Fernandez	2012	$ 847,748	---	$ 995,603	$ 960,243	$ 85,000	$ 1,363,317	$ 150,777 (l)	$ 4,402,688
Executive Vice President - COO	2011	$ 847,718	---	$ 2,120,758	$ 2,064,721	$ 720,000	$ 2,168,021	$ 149,252 (m)	$ 8,070,470
	2010	$ 746,452	---	$ 980,991	$ 944,723	$ 800,000	$ 1,172,618	$ 125,244 (n)	$ 4,770,028
Frederic Cumenal	2012	$ 847,748	---	$ 883,516	$ 851,124	$ 85,000	---	$ 690,278 (o)	$ 3,357,666
Executive Vice President	2011	$ 756,425	---	$ 3,501,889	$ 1,709,681	$ 720,000	---	$1,236,409 (p)	$ 7,924,404
Jon M. King	2012	$ 738,013	---	$ 771,428	$ 742,006	$ 70,000	$ 969,665	$ 131,548 (q)	$ 3,422,660
Executive Vice President	2011	$ 738,013	---	$ 778,571	$ 746,512	$ 570,000	$ 1,491,912	$ 128,627 (r)	$ 4,453,635
	2010	$ 604,329	---	$ 756,938	$ 725,020	$ 650,000	$ 1,481,319	$ 98,499 (s)	$ 4,316,105

Notes to Summary Compensation Table:

(a) Salary amounts include amounts deferred at the election of the executive under the Tiffany and Company Executive Deferral Plan (the "Deferral Plan") and under the 401(k) feature of the Company's Employee Profit Sharing and Retirement Savings Plan (the "401(k) Plan"). Amounts deferred to the Deferral Plan are also shown in the Nonqualified Deferred Compensation Table.

(b) Bonus amounts include amounts deferred at the election of the executive under the Deferral Plan and under the 401(k) Plan. Bonus amounts are earned in the fiscal year ended January 31 and paid in April.

(c) Amounts shown represent the dollar amount of the grant date fair value of the stock unit award calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("Codification Topic 718") for the fiscal year in which the award was granted (which includes the grants made on January 16, 2013). The amounts shown are based on the assumption that the earnings target and return on assets target for the three-year performance period identified by the Committee for each respective grant will be met.

The maximum value of each award, assuming the highest level of performance conditions are met for the applicable period, calculated in accordance with Codification Topic 718, appear in the chart below. For Mr. Kowalski, the 2010 amount includes the grant date fair value of a one-time Time-Vesting Restricted Stock Unit Award of $1,376,250, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions. For Mr. McGuiness, the 2011 amount includes the grant date fair value of a one-time promotion Time-Vesting Restricted Stock Unit Award of $558,075, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions. For Mr. Fernandez, the 2011 amount includes the grant date fair value of a one-time promotion Time-Vesting Restricted Stock Unit Award of $1,116,150 computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions. For Mr. Cumenal, the 2011 amount includes the grant date fair value of a one-time sign-on Time-Vesting Restricted Stock Unit Award of $1,633,680, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions.

Maximum Value of Stock Awards at Grant Date Value

Executive	Position	2012	2011	2010
Michael J. Kowalski	Chairman & CEO	$2,853,144	$2,854,000	$4,172,790
Patrick F. McGuiness	Senior Vice President & CFO	$ 731,268	$1,300,115	Not a named Executive Officer
James N. Fernandez	Executive Vice President & COO	$ 1,810,188	$2,942,710	$1,783,620
Frederic Cumenal	Executive Vice President	$ 1,606,392	$4,980,551	Not a named Executive Officer
Jon M. King	Executive Vice President	$ 1,402,596	$1,415,584	$1,376,250

(d) Amounts shown represent the dollar amount of the grant date fair value of the stock option award (which includes the grants made on January 16, 2013) calculated in accordance with Codification Topic 718 for the fiscal year in which the award was granted. For Mr. McGuiness, the 2011 amount includes the grant date fair value of a one-time promotion stock option award of $552,460, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions. For Mr. Fernandez, the 2011 amount includes the grant date fair value of a one-time promotion stock option award of $1,104,920, computed in accordance with Codification Topic 718, disregarding any estimates of forfeitures related to service-based vesting conditions.

(e) This column reflects cash annual incentive awards under the 2005 Employee Incentive Plan. These awards are earned in the fiscal year ended January 31 and are paid on the basis of achieved Performance Goals after the release of the Company's financial statements for the fiscal year. (For a description of the Performance Goals, see DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS – Non-Equity Incentive Plan Awards.) This column includes amounts deferred at the election of the executive under the Deferral Plan. Amounts so deferred are also shown in the Nonqualified Deferred Compensation Table.

(f) This column represents the aggregate change, over the course of the fiscal year, in the actuarial present value of the executive's accumulated benefit under all defined benefit plans. The 2011 amount includes a change in discount rate from 6.0% to 5.0% and the 2012 amount includes a change in discount rate from 5.0% to 4.5%. This column does not include earnings under the Deferral Plan because neither is a defined benefit plan and because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(g) Mr. Kowalski's Fiscal 2012 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($119,510); disability insurance premium ($14,298); and 401(k) Plan matching contribution ($7,350).

(h) Mr. Kowalski's Fiscal 2011 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($150,530); disability insurance premium ($14,298); and 401(k) Plan matching contribution ($7,350).

(i) Mr. Kowalski's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($147,072); disability insurance premium ($14,298); and 401(k) Plan matching contribution ($5,754).

(j) Mr. McGuiness's Fiscal 2012 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($62,181); disability insurance premium ($10,111); and 401(k) Plan matching contribution ($7,350).

(k) Mr. McGuiness's Fiscal 2011 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($62,232); disability insurance premium ($10,111); and 401(k) Plan matching contribution ($7,350).

(l) Mr. Fernandez's Fiscal 2012 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($127,017); disability insurance premium ($16,410); and 401(k) Plan matching contribution ($7,350).

(m) Mr. Fernandez's Fiscal 2011 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($125,492); disability insurance premium ($16,410); and 401(k) Plan matching contribution ($7,350).

(n) Mr. Fernandez's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($102,003); disability insurance premium ($16,410); and 401(k) Plan matching contribution ($6,831).

(o) Mr. Cumenal's Fiscal 2012 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($150,000); disability insurance premium ($12,475); Defined Contribution Retirement Benefit under U.S. plan ($7,350); Excess Defined Contribution Benefit under U.S. plan ($13,386); 401(k) Plan matching contribution ($7,350); Defined Contribution to French Pension Scheme ($88,946); Payment to Special Retirement Account ($378,481); Payment towards tax preparation consultation services ($32,290). Please see the discussion of Mr. Cumenal's Senior Executive Employment Agreement and compensation paid thereunder, in connection with his commencement of employment in March 2011, on page PS – 39.

(p) Mr. Cumenal's Fiscal 2011 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($150,000); disability insurance premium ($11,500); Relocation Expenses ($650,000); Defined Contribution to French Pension Scheme ($43,621); Payment to Special Retirement Account ($371,680); legal fees for work authorization and review of Senior

Executive Employment Agreement ($9,608). Please see the discussion of Mr. Cumenal's Senior Executive Employment Agreement and compensation paid thereunder, in connection with his commencement of employment in March 2011, on page PS – 39.

(q) Mr. King's Fiscal 2012 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($110,848); disability insurance premium ($13,350); and 401(k) Plan matching contribution ($7,350).

(r) Mr. King's Fiscal 2011 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($107,927); disability insurance premium ($13,350); and 401(k) Plan matching contribution ($7,350).

(s) Mr. King's Fiscal 2010 compensation included the following elements whose total incremental cost to the Company is shown in the column titled "All Other Compensation": life insurance premium ($78,050); disability insurance premium ($13,350); and 401(k) Plan matching contribution ($7,099).

GRANTS OF PLAN-BASED AWARDS
Fiscal 2012
2005 Employee Incentive Plan

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (a)			All Other Option/Stock Awards: Number of Securities Underlying Options/Awards (#)	Exercise or Base Price of Option Awards ($/Sh) (b)	Grant Date Fair Value of Equity Awards (c) (d)
			Threshold ($)	Target ($)	Maximum ($)	Threshold Number of Shares (assuming Earnings Threshold is met, and Return on Assets Target is not met)	Target Number of Shares (assuming Earnings Target is reached, with no adjustment for Return on Assets Target)	Maximum Number of Shares (assuming Earnings Target is exceeded by $2.01 and Return on Assets Target is met)			
Michael J. Kowalski	Annual Incentive		$ 0	$1,000,000	$2,000,000						
	Performance-Based RSU	1/16/13				5,950	23,800	47,600			$1,569,229
	Stock Option	1/16/13							69,000	$ 63.76	$1,505,835
Patrick F. McGuiness	Annual Incentive		$ 0	$ 257,500	$ 515,000						
	Performance-Based RSU	1/16/13				1,525	6,100	12,200			$ 402,197
	Stock Option	1/16/13							18,000	$ 63.76	$ 392,827
James N. Fernandez	Annual Incentive		$ 0	$ 595,000	$1,190,000						
	Performance-Based RSU	1/16/13				3,775	15,100	30,200			$ 995,603
	Stock Option	1/16/13							44,000	$ 63.76	$ 960,243
Frederic Cumenal	Annual Incentive		$ 0	$ 595,000	$1,190,000						
	Performance-Based RSU	1/16/13				3,350	13,400	26,800			$ 883,516
	Stock Option	1/16/13							39,000	$ 63.76	$ 851,124
Jon M. King	Annual Incentive		$ 0	$ 518,000	$1,036,000						
	Performance-Based RSU	1/16/13				2,925	11,700	23,400			$ 771,428
	Stock Option	1/16/13							34,000	$ 63.76	$ 742,006

Notes to Grants of Plan-Based Awards Table

(a) No portion of these awards will pay out unless an Earnings Threshold is attained over the three-year Performance Period ending January 31, 2016. If the Earnings Threshold is attained, the Committee may vest the Maximum Number of Shares, but has the discretion to reduce the vested number of shares by any amount down to zero shares.

The Committee has communicated to the executive officers that it intends to exercise its discretion as indicated in the following chart (subject to interpolation):

Earnings Performance	Percent of Target Shares Vesting for Earnings Performance	ROA Adjustment to Shares Vesting for Earnings Performance (percent of Target)	Percent of Target Shares Vesting After ROA Adjustment	Percent of Maximum Number of Shares Vesting
Earnings Threshold Not Reached	0%	None	0%	None
Earnings Threshold Reached	25%	10% increase if ROA Target achieved	25% to 35%	12.5% to 17.5%
Earnings Target Reached	100%	10% increase if ROA Target achieved/ 10% decrease if ROA Target not achieved	90% to 110%	45% to 55%
Earnings Maximum Reached	190%	10% increase if ROA Target achieved/ 10% decrease if ROA Target not achieved	180% to 200%	90% to 100%

In March 2013, the Committee set the Earnings Threshold and the Earnings Target in terms of the Company's aggregate net earnings per share on a diluted basis (subject to adjustments as permitted under the Plan) over the three-year Performance Period.

- The Earnings Threshold is $7.62 per diluted share.
- The Earnings Target is $11.86 per diluted share.
- The Earnings Maximum is $13.87 per diluted share.

The Committee set the ROA Target in terms of the Company's return on average assets in each of the fiscal years in the Performance Period, expressed as a percentage, and then averaged over the entire Performance Period.

- The ROA Target is 9.8%.

Amounts listed in the sub-column labeled "Target Number of Shares" reflect the Target Number of Shares, assuming the Earnings Target is reached, with no adjustment for the Return on Assets Target. If both the Earnings Target and the Return on Assets Target are met, the Board intends to exercise its discretion to vest the following increased number of shares for each named executive officer: Michael J. Kowalski, 26,180; Patrick F. McGuiness, 6,710; James N. Fernandez, 16,610; Frederic Cumenal, 14,740; and Jon M. King, 12,870.

(b) The exercise price of all options was equal to or greater than the closing price of the underlying shares on the New York Stock Exchange on the grant date. The Committee adopted the following pricing convention on January 18, 2007: the higher of (i) the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date or (ii) the closing price on such Exchange on the grant date. Options granted before that date were priced at the simple arithmetic mean of the high and low sales price of such stock on the New York Stock Exchange on the grant date.

(c) The grant date fair value of each option award was computed in accordance with Codification Topic 718.

(d) The grant date fair value of each performance-based award was computed assuming that the Target Number of Shares would vest due to earnings performance and would be increased by 10 percent due to return-on-asset performance. For additional information regarding performance-based compensation, see the table titled "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END" beginning on page PS-59.

DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS

Non-Equity Incentive Plan Awards

Fiscal 2012

At the beginning of Fiscal 2012, the Committee granted cash (non-equity) awards. The potential maximum payout under these awards was to be determined on the basis of Fiscal 2012 earnings performance. When these awards were made, the Committee retained discretion to reduce the maximum payout. The Committee used that discretion to adjust the awards; accordingly, the awards paid out at 15% of target (7.5% of maximum), on average.

- The performance goal established for Fiscal 2012 was net earnings (subject to adjustment as permitted in the Plan) of $306 million. Because that goal was reached, each of the named executive officers was tentatively eligible to receive a maximum incentive award of 200% of target, subject to the Committee's discretion to reduce the award.
- When the Committee established the performance goal, it also communicated to the named executive officers that it would reduce the maximum incentive award:
  - to zero, if Fiscal 2012 net earnings did not equal or exceed $409 million;
  - to the target amount, if net earnings equaled $511 million; and
  - to 200% of the target amount if net earnings equaled or exceeded $614 million.
- The Committee also communicated that if earnings were to fall between the markers indicated, the award would be interpolated accordingly.

The Committee also communicated that it reserved the right to consider other relevant factors in reducing an annual incentive award below the maximum allowable based on achievement of earnings objectives set forth above.

The "other relevant factors" that the Committee indicated it would consider were:

- annual progress towards strategic plan objectives;
- business unit growth and/or profitability (where the executive officer has responsibility for such growth and/or profitability);
- organizational development;

- contributions to the working environment of his/her team and/or development of a positive working environment for employees;
- business process improvement;
- cost containment and/or cost reduction efforts; and
- significant force majeure events, such as earthquakes, floods and other natural disasters, unanticipated at the time that the annual business plan was developed.

Furthermore, the applicable employee incentive plan (the Amended and Restated Tiffany & Co. 2005 Employee Incentive Plan, approved by the stockholders), permits the Committee to adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a Performance Period: (i) asset write-downs, (ii) litigation or claim judgment or settlements, (iii) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results, (iv) accruals for reorganization and restructuring programs, and (v) extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/or in management's discussion and analysis of financial condition and results of operations appearing in said Annual Report for the applicable year.

Fiscal 2011 and Fiscal 2010

In Fiscal 2011and 2010, annual incentive awards were paid out as follows:

- In Fiscal 2011, the Company's consolidated net earnings exceeded the target established by the Committee by 15.3%, and annual incentive awards and bonuses were paid out at 121% of the target amount, on average.

- In Fiscal 2010, the Company's consolidated net earnings exceeded the target established by the Committee by 18.8%, and annual incentive awards and bonuses were paid out at 154% of the target amount, on average.

Difference between Bonus Awards and Annual Incentive Awards

Annual incentive awards paid to Messrs. Kowalski, Fernandez, Cumenal and King differ from bonuses paid to other executive officers as follows:

- Annual incentive awards are paid under the terms of the 2005 Employee Incentive Plan and will be paid only if the Company meets objective performance goals. This promise is set out in written agreements.
- Bonuses are not subject to written agreements. The Compensation Committee has the discretion to increase, decrease or withhold such bonuses. It has been the Committee's practice to align bonuses with annual incentive awards.
- Annual incentive awards are designed so that the amounts paid out will be deductible to the Company and not count against the one million dollar limitation under Section 162(m) of the Internal Revenue Code. Each of the named executive officers is subject to that limitation.
- If a bonus is paid, and the total annual cash compensation paid to that executive in the year of bonus was to exceed the one million dollar limitation, the excess would not be deductible to the Company for federal income tax purposes.

Equity Incentive Plan Awards – Performance-Based Restricted Stock Units

In January 2005, the Compensation Committee first awarded equity incentive awards – Performance-Based Restricted Stock Units ("Units") to the executive officers. Units were subsequently granted in January of each subsequent year. The January 2013 award is reflected in the GRANTS OF PLAN-BASED AWARDS table under the column headed "Estimated Future Payouts Under Equity Incentive Plan Awards."

General terms of Unit grants:

- Units are exchanged on a one-to-one basis for shares of the Company's common stock if the Units vest;
- Vesting is determined at the end of a three-year performance period;
- No Units vest if the executive voluntarily resigns, retires or is terminated for cause during the three-year performance period, although partial vesting is provided for in cases of termination for death or disability;
- No dividends are paid or accrued on Units;
- No Units vest (other than for reasons of death, disability or on a change in control) if the Company fails to meet a three-year cumulative EPS performance threshold set by the Compensation Committee within 90 days after the start of the performance period; and
- EPS performance above the threshold results in a greater payout and failure to achieve a return-on-asset target ("ROA Target") results in a reduced payout.

Performance tests for January 2010 Grants – Performance Period ending January 31, 2013:

- Earnings Threshold: cumulative net EPS of $4.25 per diluted share;
- Earnings Target: cumulative net EPS of $9.10 per diluted share;
- Earnings Maximum: cumulative net EPS of $12.21 per diluted share;
- ROA Target: 10.6%;
- If the Threshold is reached, the Committee has the discretion to vest the maximum number of shares but has indicated that it will use its retained discretion to reduce the award based on the guidance that follows;
- Target Shares for Vesting: 50% of the Units granted;
- Units tentatively vest based on the following EPS performance hurdles:
  - 25% of Target Shares at Earnings Threshold;
  - 100% of Target Shares at Earnings Target; and
  - 190% of Target Shares if Earnings Target is Exceeded by 34.2% ($12.21 per diluted share);
- No units vest if Earnings Threshold is not achieved;
- After tentative vesting is determined, a ROA test is applied;
- If Earnings Threshold has been met, but Earnings Target has not, achievement of ROA Target will result in a 10% increase in vesting;
- If Earnings Target has been met, but ROA Target has not, the tentatively vested Units will be reduced by 10%;
- If both Earnings Target and ROA Target have been met, the tentatively vested Units will be increased by 10%;

PROXY STATEMENT

- 100% vesting (twice Target Shares) occurs only if the Company exceeds the Earnings Target by 34.2% and achieves the ROA Target; and
- Under no combination of circumstances will vesting occur for more than the number of Units granted (twice Target Shares).

In March 2013, it was determined that a cumulative net EPS of $9.84 per diluted share was achieved for the performance period ending January 31, 2013. The return on assets for the performance period equaled 10.3%. Accordingly, the Earnings Target was exceeded by $0.74, and the ROA Target was not achieved. As a result, 56% vesting of the maximum shares granted occurred for each executive officer.

Performance tests for January 2011 Grants – Performance Period ending January 31, 2014:

- Earnings Threshold: cumulative net EPS of $5.80 per diluted share;
- Earnings Target: cumulative net EPS of $12.12 per diluted share;
- Earnings Maximum: cumulative net EPS of $16.43 per diluted share;
- ROA Target: 12.2%;
- If the Threshold is reached, the Committee has the discretion to vest the maximum number of shares.
- Target Shares for Vesting: 50% of the Units granted;
- Units tentatively vest based on the following EPS performance hurdles:
  - 25% of Target Shares at Earnings Threshold;
  - 100% of Target Shares at Earnings Target; and
  - 190% of Target Shares at Earnings Maximum;
- No units vest if Earnings Threshold is not achieved;
- After tentative vesting is determined, a ROA test is applied;
- If Earnings Threshold is met but Earnings Target has not, achievement of ROA Target will result in a 10% increase in vesting;
- If Earnings Target has been met, but ROA Target has not, the tentatively vested Units will be reduced by 10%;
- If both Earnings Target and ROA Target have been met, the tentatively vested Units will be increased by 10%;
- 100% vesting (twice Target Shares) occurs only if the Company attains the Earnings Maximum and achieves the ROA Target; and
- Under no combination of circumstances will vesting occur for more than the number of Units granted (twice Target Shares).

Performance tests for January 2012 Grants – Performance Period ending January 31, 2015:

- Earnings Threshold: cumulative net EPS of $9.64 per diluted share;
- Earnings Target: cumulative net EPS of $13.94 per diluted share;
- Earnings Maximum: cumulative net EPS of $16.77 per diluted share;
- ROA Target: 12.0%;
- If the Threshold is reached, the Committee has the discretion to vest the maximum number of shares.

- Target Shares for Vesting: 50% of the Units granted;
- Units tentatively vest based on the following EPS performance hurdles:
  - 25% of Target Shares at Earnings Threshold;
  - 100% of Target Shares at Earnings Target; and
  - 190% of Target Shares at Earnings Maximum;
- No units vest if Earnings Threshold is not achieved;
- After tentative vesting is determined, a ROA test is applied;
- If Earnings Threshold is met but Earnings Target has not, achievement of ROA Target will result in a 10% increase in vesting;
- If Earnings Target has been met, but ROA Target has not, the tentatively vested Units will be reduced by 10%;
- If both Earnings Target and ROA Target have been met, the tentatively vested Units will be increased by 10%;
- 100% vesting (twice Target Shares) occurs only if the Company attains the Earnings Maximum and achieves the ROA Target; and
- Under no combination of circumstances will vesting occur for more than the number of Units granted (twice Target Shares).

Performance tests for January 2013 Grants – Performance Period ending January 31, 2016:

- Same scheme as for the January 2012 Grants – see above – but with different Earnings Threshold, Earnings Target, Earning Maximum and ROA Target. See Note (a) to Grants of Plan-Based Awards Table.

General Note: the Committee retains the discretion to adjust achieved performance so that executive officers will not be advantaged or disadvantaged by extraordinary transactions.

PROXY STATEMENT

Options

Options vest (become exercisable) in four equal annual installments. Vesting of each installment is contingent on continued employment, except in the event of death, disability or change in control (see Explanation of Potential Payments on Termination or Change in Control).

The exercise price for each share subject to an option is its fair market value on the date of grant. (For an explanation of the method of determining the exercise price of options, see Note (b) to the GRANTS OF PLAN-BASED AWARDS table).

Options expire no later than the 10th anniversary of the grant date. Options expire earlier on:

- termination of employment (three months after termination); or
- death, disability or retirement (two years after the event).

Life Insurance Benefits

The key features of the life insurance benefit that the Company provides to its executive officers are:

- executive officers own whole life policies on their own lives;
- the death benefit is three times annual salary and target annual incentive award or bonus, as the case may be;

- the Company pays the premium on such policies in an amount sufficient to accumulate cash value;
- premiums are calculated to accumulate a target cash value at age 65;
- the target cash value will allow the policy to remain in force after age 65 without payment of further premiums with a death benefit equivalent to twice the executive officer's ending annual salary and target annual incentive or bonus amount;
- the amount of the premiums paid by the Company is taxable income to the executive officer;
- in 2008 and years prior thereto, the Company paid the additional amounts necessary in order to prevent the executive officer from being subjected to increased income taxes as a result of the taxable premium income; and
- since 2009, the Company has not paid any additional amounts to offset the income tax attributable to the premiums paid on behalf of the executives.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

January 31, 2013

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Kowalski	85,000		$ 37.8350	1/31/16		
	77,000		$ 40.1500	1/18/17		
	101,000		$ 37.6450	1/17/18		
	155,000		$ 23.0000	1/28/19		
	67,500	22,500	$ 43.3700	1/20/20		
	33,500	33,500	$ 58.0000	1/20/21		
	17,750	53,250	$ 60.5400	1/18/22		
	0	69,000	$ 63.7600	1/16/23		
					39,200 / 70,000 (c)	$2,577,400 (g)
					18,390 / 50,800 (d)	$1,209,143 (h)
					10,600 / 50,000 (e)	$696,950 (i)
					26,180 / 47,600 (f)	$1,721,335 (j)
					25,000 / 25,000 (k)	$1,643,750 (n)
Patrick F. McGuiness	5,920		$ 31.6750	1/20/15		
	9,000		$ 40.1500	1/18/17		
	17,000		$ 37.6450	1/17/18		
	30,000		$ 23.0000	1/28/19		
	15,000	5,000	$ 43.3700	1/20/20		
	8,500	8,500	$ 58.0000	1/20/21		
	0	20,000	$ 76.8500	6/21/21		
	4,500	13,500	$ 60.5400	1/18/22		
	0	18,000	$ 63.7600	1/16/23		
					8,960 / 16,000 (c)	$ 589,120 (g)
					4,706 / 13,000 (d)	$ 309,420 (h)
					2,756 / 13,000 (e)	$ 181,207 (i)
					6,710 / 12,200 (f)	$ 441,183 (j)
					7,500 / 7,500 (l)	$ 493,125 (n)
James N. Fernandez	57,000		$ 37.6450	1/17/18		
	21,500		$ 23.0000	1/28/19		
	37,500	12,500	$ 43.3700	1/20/20		
	21,500	21,500	$ 58.0000	1/20/21		
	0	40,000	$ 76.8500	6/21/21		
	11,250	33,750	$ 60.5400	1/18/22		
	0	44,000	$ 63.7600	1/16/23		
					21,280 / 38,000 (c)	$1,399,160 (g)
					11,729 / 32,400 (d)	$ 771,182 (h)
					6,784 / 32,000 (e)	$ 446,048 (i)
					16,610 / 30,200 (f)	$1,092,108 (j)
					15,000 / 15,000 (l)	$ 986,250 (n)

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (continued)
January 31, 2013

	Option Awards				Stock Awards	
Name	Number Of Securities Underlying Unexercised Options Exercisable (#)	Number Of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date (a)	Equity Incentive Plan Awards Number Of Unearned Shares, Units or Other Rights That Have Not Vested (b) (#)	Equity Incentive Plan Awards Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Frederic Cumenal	9,292	27,876	$ 62.4350	3/10/21		
	10,000	30,000	$ 60.5400	1/18/22		
	0	39,000	$ 63.7600	1/16/23		
					10,432 / 28,818 (d)	$ 685,904 (h)
					6,063 / 28,600 (e)	$ 398,642 (i)
					14,740 / 26,800 (f)	$ 969,155 (j)
					27,228 / 27,228 (m)	$1,790,241 (n)
Jon M. King	26,000		$ 40.1500	1/18/17		
	41,000		$ 37.6450	1/17/18		
	15,500		$ 23.0000	1/28/19		
	27,000	9,000	$ 43.3700	1/20/20		
	16,500	16,500	$ 58.0000	1/20/21		
	8,750	26,250	$ 60.5400	1/18/22		
	0	34,000	$ 63.7600	1/16/23		
					15,680 / 28,000 (c)	$1,030,960 (g)
					9,050 / 25,000 (d)	$ 595,038 (h)
					5,258 / 24,800 (e)	$ 345,714 (i)
					12,870 / 23,400 (f)	$ 846,203 (j)

Notes to Outstanding Equity Awards at Fiscal Year-end Table

(a) For any option reported, the grant date was ten (10) years prior to the expiration date shown. All options vest 25% per year over the four-year period following a grant date.

(b) In this column, the number to the left of the slash mark indicates the number of shares on which the payout value shown in the column to the right was computed. See Notes (g), (h), (i) (j), and (n) below. The number to the right of the slash mark indicates the total number of shares that would vest upon attainment of all performance objectives over the three-year performance period.

(c) This 2010 grant would have vested three business days following the date on which the Company's financial results for Fiscal 2012 are publicly reported.

(d) This 2011 grant will vest three business days following the date on which the Company's financial results for Fiscal 2013 are publicly reported.

(e) This 2012 grant will vest three business days following the date on which the Company's financial results for Fiscal 2014 are publicly reported.

(f) This 2013 grant will vest three business days following the date on which the Company's financial results for Fiscal 2015 are publicly reported.

(g) This value has been computed at 56% of maximum based on Company EPS and ROA performance in Fiscal 2010, Fiscal 2011 and Fiscal 2012. The resulting value was computed on the basis of the stock closing price of $65.75 on January 31, 2013.

(h) This value has been computed at 36.2% of maximum based upon Company EPS and ROA performance in Fiscal 2011 and Fiscal 2012 and projections for Fiscal 2013. The resulting value was computed on the basis of the stock closing price of $65.75 on January 31, 2013.

(i) This value has been computed at 21.2% of maximum based upon Company EPS and ROA performance in Fiscal 2012 and projections for Fiscal 2013 and Fiscal 2014. The resulting value was computed on the basis of the stock closing price of $65.75 on January 31, 2013.

(j) This value has been computed on the assumption that the Earnings per Share target will be met and on the Assumption that the Return on Asset performance goal will have been achieved. The resulting value was computed on the basis of the stock closing price of $65.75 on January 31, 2013.

(k) This one-time Time-Vesting Restricted Stock Unit Award will vest on January 20, 2014.

(l) This one-time promotion Time-Vesting Restricted Stock Unit Award will vest on June 21, 2014.

(m) This one-time sign-on Time-Vesting Restricted Stock Unit Award will vest on March 10, 2014.

(n) The value was computed on the basis of the stock closing price of $65.75 on January 31, 2013.

OPTION EXERCISES AND STOCK VESTED
Fiscal 2012

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael J. Kowalski	0	$ 0	65,200	$ 4,658,540
Patrick F. McGuiness	10,000 (a)	$ 325,000	12,600	$ 900,270
James N. Fernandez	60,500 (b)	$ 2,161,888	36,200	$ 2,586,490
Frederic Cumenal	0	$ 0	0	$ 0
Jon M. King	48,500 (c)	$ 1,564,436	26,100	$ 1,864,845

Notes to Option Exercises and Stock Vested Table

(a) Weighted-average holding period for options exercised: 8.2 years.

(b) Weighted-average holding period for options exercised: 4.5 years.

(c) Weighted-average holding period for options exercised: 5.4 years.

PENSION BENEFITS TABLE

Name	Plan Name (a)	Number of Years Credited Service	Actuarial Present Value of Accumulated Benefits ($)	Payments During Last Fiscal Year ($)
Michael J. Kowalski	Pension Plan	34 (b) (d)	$ 1,184,196	$ 0
	Excess Plan	34 (b) (d)	$ 13,144,982	$ 0
	Supplemental Plan	34 (b) (d)	$ 1,973,179	$ 0
Patrick F. McGuiness	Pension Plan	22	$ 434,885	$ 0
	Excess Plan	22	$ 1,031,466	$ 0
	Supplemental Plan	22	$ 429,243	$ 0
James N. Fernandez	Pension Plan	34 (c) (d)	$ 1,004,034	$ 0
	Excess Plan	34 (c) (d)	$ 6,367,498	$ 0
	Supplemental Plan	34 (c) (d)	$ 944,124	$ 0
Jon M. King	Pension Plan	22 (d)	$ 637,197	$ 0
	Excess Plan	22 (d)	$ 3,047,016	$ 0
	Supplemental Plan	22 (d)	$ 1,533,983	$ 0

Notes to Pension Benefits Table

(a) The formal names of the plans are: the Tiffany and Company Pension Plan ("Pension Plan"), the Tiffany and Company Un-funded Retirement Plan to Recognize Compensation in Excess of Internal Revenue Code Limits ("Excess Plan") and the Tiffany and Company Supplemental Retirement Income Plan ("Supplemental Plan").

(b) Mr. Kowalski has been credited with 6.4 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. Under the Supplemental Plan, the combined benefit available under the retirement plans and Social Security is 60% of average final compensation for a participant with 25 or more years of service (see *Supplemental Plan*). Because Mr. Kowalski attained 25 years of service with Tiffany as of October 14, 2009, the total retirement benefit available to him will not increase as a result of the credited 6.4 years of service described above. Rather, the effect of this credited service has been to augment the present value of his accumulated benefit under the Pension Plan and Excess Plan only as follows, resulting in a reduced obligation under the Supplemental Plan:

Pension Plan	$ 218,665
Excess Plan	$ 2,427,251
Supplemental Plan	$ (2,645,916)

(c) Mr. Fernandez has been credited with 6.3 years of service for his period of employment prior to October 15, 1984 with the corporation that was, immediately before that date, Tiffany's parent corporation. Under the Supplemental Plan, the combined benefit available under the retirement plans and Social Security is 60% of average final compensation for a participant with 25 or more years of service (see *Supplemental Plan*). Because Mr. Fernandez attained 25 years of service with Tiffany as of October 14, 2009, the total retirement benefit available to him will not increase as a result of the credited 6.3 years of service described above. Rather, the effect of this credited service has been to augment the present value of his accumulated benefit under the Pension Plan and Excess Plan only as follows, resulting in a reduced obligation under the Supplemental Plan:

Pension Plan	$ 183,429
Excess Plan	$ 1,163,293
Supplemental Plan	$ (1,346,722)

(d) Mr. Kowalski, Mr. Fernandez and Mr. King are currently eligible for early retirement under each of the Pension, Excess and Supplemental Plan. See *Early Retirement* on page PS-66. They are each eligible for early retirement because they have reached age 55 and have accumulated at least ten years of credited service. The normal retirement age under each of the plans is 65. However those eligible for early retirement may retire with a reduced benefit. For retirement at age 55, the reduction in benefit would be 40%, as compared to the benefit at age 65. The benefit reduction for early retirement is computed as follows:

- For retirement between age 60 and age 65, the executive's age at early retirement is subtracted from 65; for each year in the remainder the benefit is reduced by five percent;
- Thus, for retirement at age 60 the reduction is 25%;
- For retirement between age 55 and age 60, the reduction is 25% plus an additional three percent for each year by which retirement age precedes age 60.

Assumptions Used in Calculating the Present Value of the Accumulated Benefits

The assumptions used in the Pension Benefit Table are that the executive would retire at age 65; post-retirement mortality based upon the RP2000 Male/Female Mortality Table Projected to the date of each future cash flow (i.e. a "fully generational" mortality projection); a discount rate of

PROXY STATEMENT

4.5%. All assumptions were consistent with those used to prepare the financial statements for Fiscal 2012.

Features of the Retirement Plans

Tiffany has established three retirement plans for eligible employees: the Pension Plan, the Excess Plan and the Supplemental Plan. The executive officers of the Company (other than Mr. Cumenal) are eligible to participate in all three.

Average Final Compensation

Average final compensation is used in each plan to calculate benefits. A participant's "average final compensation" is the average of the highest five years of compensation received in the last 10 years of creditable service.

In general, compensation reported in the SUMMARY COMPENSATION TABLE above as "Salary", "Bonus" or "Non-Equity Incentive Plan Compensation" is compensation for purposes of the Plans; amounts attributable to the exercise of stock options or to the vesting of restricted stock are not included. However, Internal Revenue Code requirements limit the amount of compensation that may be included in calculating the benefit under the Pension Plan.

Pension Plan

These are the key features of the Pension Plan:

- it is a "tax-qualified" plan, that is, it is designed to comply with those provisions of the Internal Revenue Code applicable to retirement plans;
- it is a "funded" plan (money has been deposited into a trust that is insulated from the claims of the Company's creditors);
- it is available at no cost to regular full-time employees of Tiffany hired before January 1, 2006;
- executive officers other than Mr. Cumenal are participants;
- benefits vest after five years of service;
- benefits are based on the participant's average final compensation and years of service;
- benefits are subject to Internal Revenue Code limitations on the total benefit and the amount that may be included in average final compensation; and
- benefits are not offset by Social Security.

The benefit formula under the Pension Plan first calculates an annual amount based on average final compensation and then multiplies it by years of service. This is the formula: [[(average final compensation less covered compensation) x 0.015] plus [(average final compensation up to covered compensation) x 0.01]] x years of service. "Covered compensation" varies by the participant's birth date and it is an average of taxable wage bases calculated for Social Security purposes.

<u>Example</u>: covered compensation for a person born in 1952 is $72,600. This person has average final compensation of $100,000 and 25 years of service. The Pension benefit at age 65 would be calculated as follows: [[($100,000 - $72,600) x 0.015] plus [($72,600) x 0.01]] x 25 = $28,425 annual benefit for a single life annuity.

The form of benefit elected can reduce the amount of benefit. The highest benefit is available for an unmarried participant who elects to take the benefit over the course of his or her own life (a

PROXY STATEMENT

single-life annuity). A person who elects to take the benefit over the course of two lives, such as a 100% annuity over the lives of the participant and his or her spouse, will experience an actuarial reduction in the amount of his or her benefit.

Excess Plan

These are the key features of the Excess Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to officers and other select management employees whose benefits under the Pension Plan are affected by Internal Revenue Code limitations, including executive officers other than Mr. Cumenal;
- it uses the same retirement benefit formula as is set forth in the Pension Plan, but includes in average final compensation earnings that are excluded under the Pension Plan due to Internal Revenue Code Limitations;
- benefits are offset by benefits payable under the Pension Plan;
- benefits are not offset by benefits payable under Social Security;
- benefits vest after five years of service;
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants;
- benefits are payable upon the later of the participant's separation from service, as defined under the plan, or attainment of age 55; and
- participants will not receive any distribution from the plan until six months following separation from service.

Supplemental Plan

These are the key features of the Supplemental Plan:

- it is not a qualified plan and is not subject to Internal Revenue Code limitations;
- it is not funded (benefits are paid out of the Company's general assets, which are subject to the claims of the Company's creditors);
- it is available only to executive officers, other than Mr. Cumenal;
- it uses a different benefit formula than that used by the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under the Pension Plan and the Excess Plan;
- benefits are offset by benefits payable under Social Security;
- benefits do not vest until the executive attains, while employed by Tiffany, age 65, or age 55 if he or she has provided 10 years of service (benefits will vest earlier on a termination from employment following a change in control (See "Definition of a Change in Control" below));
- benefits are subject to forfeiture if employment is terminated for cause;
- for those who leave Tiffany prior to age 65, benefits are subject to forfeiture for failure to execute and adhere to non-competition and confidentiality covenants; and
- participants will not receive any distribution from the plan until six months following separation from service as defined under the plan.

As its name implies, the Supplemental Plan supplements payments under the Pension Plan, the Excess Plan and from Social Security so that total benefits equal a variable percentage of the participant's average final compensation.

Depending upon the participant's years of service with Tiffany, the combined benefit under the Pension Plan, the Excess Plan, the Supplemental Plan and from Social Security would be as follows:

Years of Service	Combined Annual Benefit As a Percentage of Average Final Compensation
less than 10	(a)
10-14	20%
15-19	35%
20-24	50%
25 or more	60%

(a) The formula for benefits under the Pension and Excess Plans is a function of years of service and covered compensation (subject to Internal Revenue Code limitations in the case of the Pension Plan) and not any specific percentage of the participant's average final compensation (see above). A retiree with less than 10 years of service would not receive any benefit under the Supplemental Plan but could expect to receive a benefit of approximately 13% of average final compensation under the Pension and Excess Plans.

Early Retirement and Extra Service Credit

Please refer to Note (d) on page PS-63 for a discussion of the early retirement features of the Plans.

Tiffany does not have a policy for or practice of granting extra years of credited service under the Plans. Mr. Kowalski and Mr. Fernandez have credit for service with Tiffany's former parent corporation. This credit was arranged in 1984 when the Company purchased Tiffany.

NONQUALIFIED DEFERRED COMPENSATION TABLE
(Fiscal 2012)

Name	Executive Contribution In Last Fiscal Year (a) ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year (b) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End(c) ($)
Michael J. Kowalski	$ 0	$ 0	$ 24,838	$ 69,601	$ 343,884
Patrick F. McGuiness	$ 77,500	$ 0	$ 94,127	$ 0	$ 698,254
James N. Fernandez	$ 114,385	$ 0	$ 275,007	$ 19,452	$ 2,045,793
Frederic Cumenal	$ 360,000	$ 13,386	$ 41,464	$ 0	$ 419,645 (d)
Jon M. King	$ 0	$ 0	$ 0	$ 0	$ 0

Note to Nonqualified Deferred Compensation Table

(a) This column includes amounts that are also included in the amounts shown in the columns headed "Salary" or "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table.

(b) Amounts shown in this column are not reported as compensation in the Summary Compensation Table because the Company's Executive Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred.

(c) Amounts shown in this column include amounts that were reported as compensation in the Summary Compensation Table for Fiscal 2012 and for prior fiscal years to the extent that such amounts were contributed by the executive but not to the extent that such amounts represent earnings. See Note (b) above.

(d) Under the terms of the Executive Deferral Plan, in March 2012, and as noted under "Registrant Contributions," Mr. Cumenal received an Excess DCRB contribution of $13,386 for Fiscal 2011. This contribution will vest proportionately for Mr. Cumenal on March 10 of 2013, 2014, 2015, 2016 and 2017 respectively. See "Excess DCRB Feature of the Executive Deferral Plan" below.

Features of the Executive Deferral Plan

These are the key features of the Company's Executive Deferral Plan:

- Participation is open to directors and executive officers of the Company as well as other vice presidents and "director-level" employees of Tiffany;
- Directors of the Company may defer all of their cash compensation;
- Employees may defer up to 50% of their salary and up to 90% of their annual cash incentive or bonus compensation;
- The Company makes no contribution and guarantees no specific return on money deferred;
- Deferrals are placed in a trust that is subject to the claims of Tiffany's creditors;

- Deferred compensation is invested by the trustee in various mutual funds as directed by Tiffany, which follows the directions of participants;
- The value in the participant's account (and Tiffany's responsibility for payment) is measured by the return on the investments selected by the participant;
- Deferrals may be made to a Retirement Account and to accounts which will pay out on specified "in-service" dates;
- Participants must elect to make deferrals in advance of the period during which the deferred compensation is earned;
- Retirement Accounts pay out in 5, 10, 15 or 20 annual installments after retirement as elected in advance by the participant;
- Except in the case of previously elected "in-service" payout dates, participants are not allowed to withdraw funds while they remain employed other than for unforeseeable emergencies and then only with the permission of Tiffany's Board;
- Termination of services generally triggers a distribution of all account balances other than, in the case of retirement or disability, retirement balances; and
- Most participants, including all executive officers, will not receive any distribution from the plan until six months following termination of services.

Excess DCRB Feature of the Executive Deferral Plan

In 2010, the Executive Deferral Plan was amended to provide an excess retirement benefit to Eligible Employees of the company with the title of "Vice President" or above. If an Eligible Employee who is also a Vice President or above, is entitled to a DCRB Contribution under the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan, and such DCRB Contribution is curtailed by reason of the limitations under Sections 401(a)(17) or 415 of the Code, the Eligible Employee shall have an Excess DCRB Contribution credited to his or her Deferred Benefit Accounts under the Executive Deferral Plan. This feature is intended to benefit those executives who were hired on or after January 1, 2006, and accordingly were precluded from participation in the Pension Plan and Excess Plan.

In March 2012, Mr. Cumenal was credited with an Excess DCRB contribution of $13,386 for Fiscal 2011, as noted in the "Registrant Contribution" column above.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

The following table shows payments, the value of accelerated vesting of equity compensation and the value of benefits that would have been provided or that would have accrued, to the named executive officers in the event that a change in control of the Company had occurred on January 31, 2013 and on the further assumption that the employment of the executive officer was involuntarily terminated without cause at that time:

Name	Early Vesting of Supplemental Plan (a)	Cash Severance Payment (b)	Welfare Benefits (c)	Early Vesting of Stock Options (d)	Early Vesting of Restricted Stock Units (e)	Total (k)
Michael J. Kowalski	$ 0	$4,000,000	$43,441	$ 1,177,918	$9,570,570 (g)	$14,791,929
Patrick F. McGuiness	$ 474,896	$1,545,000	$43,441	$ 283,930 (f)	$2,399,875 (h)	$ 4,747,142
James N. Fernandez	$ 0	$2,890,000	$43,441	$ 709,773 (f)	$5,607,160 (i)	$ 9,250,374
Frederic Cumenal	$ 0	$2,910,000	$43,441	$ 357,724	$3,680,724 (j)	$ 6,991,889
Jon M. King	$ 0	$2,516,000	$15,554	$ 533,718	$3,480,805	$ 6,546,077

Notes to Potential Payments on Termination or Change in Control Table

(a) Absent a change in control followed by termination of employment, the Supplemental Plan will vest only when the participant attains the in-service age of 55 years with 10 years of service, or in-service age of 65 years.

(b) For the executive officers other than Mr. Cumenal, cash severance payments were determined by multiplying the sum of (i) actual salary and (ii) the target annual incentive award or bonus, by two. Mr. Cumenal's cash severance payment is comprised of the sum of (i) actual salary multiplied by two, and (ii) $1,210,000, pursuant to the terms of his employment agreement.

(c) The amounts shown in this column represent two years of health-care coverage determined on the basis of the Company's "COBRA" rates for post-employment continuation coverage. Such rates are available to all participating employees who terminate from employment and were determined on the basis of the coverage elections made by the executive officer.

(d) The value of early vesting of stock options granted in January 2010, 2011 and 2012 was determined using $65.75, the closing value of the Company's common stock on January 31, 2013. In the event of a change in control that is not a Terminating Transaction, the unvested portion of such options will vest only upon the executive's involuntary termination from employment. For the purposes of this table, it is assumed that the change in control was a 35% share acquisition and not a Terminating Transaction.

(e) The value of early vesting of performance-based restricted stock units granted in January 2010 and 2011 was determined using $65.75, the closing value of the Company's common stock on January 31, 2013. In the event of a change in control that is not a Terminating Transaction, only a portion of unvested performance-based restricted stock units will vest, pursuant to a schedule based on the applicable three-year performance period. For the purposes of this table, it is assumed that the change in control was a 35% share acquisition and not a Terminating Transaction. Accordingly this column assumes a 100% early vesting of the performance-based restricted stock units granted in January 2010; a 70% early vesting of performance-based restricted stock units granted in January 2011; and a 30% early vesting of performance-based restricted stock units granted in January 2012. This column also assumes a 100% early vesting of the one-

PROXY STATEMENT

time time-vesting restricted stock grants awarded to Mr. Kowalski in 2010, and Messrs. Cumenal, Fernandez and McGuiness in 2011.

In the event of a Terminating Transaction, all unvested performance-based restricted stock units granted in January 2010, 2011 and 2012, and all time-vesting restricted stock units granted in 2011 will vest, and the value to each of the executives would have been as follows on January 31, 2013:

Michael J. Kowalski	$12,873,850
Patrick F. McGuiness	$ 3,254,625
James N. Fernandez	$ 7,719,050
Frederic Cumenal	$ 5,565,475
Jon M. King	$ 5,115,350

(f) This amount does not include any value for the one-time promotion stock option grant awarded on June 21, 2011, as such stock options would have been "under water" on January 31, 2013, due to the strike price of $76.85 (compared to the closing price on January 31, 2013 of $65.75).

(g) This amount includes $1,643,750 (25,000 shares multiplied by $65.75) attributable to the early vesting on January 31, 2013 of the one-time Time-Vesting Restricted Stock Unit Award made to Mr. Kowalski on January 20, 2011.

(h) This amount includes $493,125 (7,500 shares multiplied by $65.75) attributable to the early vesting on January 31, 2013 of the one-time promotion Time-Vesting Restricted Stock Unit Award made to Mr. McGuiness on June 21, 2011.

(i) This amount includes $986,250 (15,000 shares multiplied by $65.75) attributable to the early vesting on January 31, 2013 of the one-time promotion Time-Vesting Restricted Stock Unit Award made to Mr. Fernandez on June 21, 2011.

(j) This amount includes $1,790,241 (27,228 shares multiplied by $65.75) attributable to the early vesting on January 31, 2013 of the one-time sign-on Time-Vesting Restricted Stock Unit Award made to Mr. Cumenal on March 10, 2011.

(k) This column is the total of columns (a) through (e) in the table above. It assumes that two events have occurred: a change in control and a termination of employment following such change in control.

Explanation of Potential Payments on Termination or Change in Control

Retention Agreements

The Company and Tiffany have entered into retention agreements with each of the executive officers. These agreements would provide a covered executive with compensation if he or she should incur an "involuntary termination" after a "change in control." An "involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

When, if ever, a "change in control" occurs, the covered executives would have fixed terms of employment under their retention agreements for two years.

If the executive incurs an involuntary termination during his or her fixed term of employment under a retention agreement, compensation would be payable to the executive as follows:

- Two times the sum of the executive's salary and target annual incentive award or bonus, as severance; and
- Two years of benefits continuation under Tiffany's health and welfare plans.

Vesting of Options, Restricted Stock Units on a Change in Control

Stock Option Grants

For grants awarded in 2009 or later, outstanding stock options will vest in full and become exercisable in the event of a "change in control" if it results in the dissolution of the Company, or the Company goes out of existence or comes under the substantial ownership (80%) of another person, and the acquiring party does not arrange to assume or replace the grant. These types of change in control events are referred to as "terminating transactions." (See "Definition of a Change in Control" below).

For all other change in control events (see "Definition of a Change in Control" below), early vesting will occur in full but only if the named executive officer is involuntarily terminated from employment following the change in control. "Involuntary termination" does not include a termination for cause, but does include a resignation for good reason.

Performance-Based Restricted Stock Unit Grants

For grants awarded in 2009 or later, outstanding performance-based restricted stock units will vest in full and convert to shares in the event of a terminating transaction.

For all other change in control events (see "Definition of a Change in Control" below), performance-based restricted stock units will vest in full if the change in control event occurs in the last fiscal year of a three-year performance period, 70% if it occurs in the second fiscal year of a three-year performance period; and 30% if it occurs in the first fiscal year of a three-year performance period. In the event of the first type of change in control event described in the definition below (a 35% share acquisition), such proportionate vesting will occur only if the named executive officer is involuntarily terminated following the change in control event.

Time-Vesting Restricted Stock Unit Grants

Outstanding time-vesting restricted stock units will vest in full and convert to shares in the event of a terminating transaction.

For all other change in control events (see "Definition of a Change in Control" below), time-vesting restricted stock units will vest in full if the change in control event occurs and if the named executive officer is involuntarily terminated following the change in control event.

Supplemental Retirement Benefits Vest on a Change in Control

Benefits under the Pension Plan and Excess Plan are vested for all named executive officers, other than Mr. Cumenal, who is not a participant. Benefits under the Supplemental Plan are vested for Mr. Kowalski, Mr. Fernandez, and Mr. King. In the event of a change in control benefits under the Supplemental Plan would early vest for Mr. McGuiness, should he be terminated from employment without cause, or resign from employment with good reason. Such vesting would not necessarily result in any payment at the time of such change in control.

Definition of a Change in Control

For purposes of the Supplemental Plan, equity awards made in 2009 and thereafter, and the retention agreements, the term "change in control" means that one of the following events has occurred:

- Any person or group of persons acting in concert (a "person" being an individual or organization) acquires 35% or more in voting power or stock of the Company, or the right to obtain such voting power;
- A majority of the Board is, for any reason, not made up of individuals who were either on the Board on January 15, 2009, or, if they became members of the Board after that date, were approved by the directors;
- As a result of a corporate transaction such as a merger, the stockholders of Tiffany immediately prior to such transaction do not own 51% of Tiffany's outstanding shares; or
- All or substantially all assets of the Company or Tiffany are sold or disposed of to an unrelated party.

Certain change in control events will be considered "terminating transactions," provided the acquirer does not arrange to assume or replace the grant. Terminating transactions include (i) the dissolution of the Company, or (ii) if the Company comes under the substantial ownership (80%) of another person. The definition of "change in control" for equity awards made prior to 2009 is somewhat, but not substantially, different.

Non-Competition Covenants Affected by Change in Control

In the event of a change in control, the duration of certain non-competition covenants could be cut back from as long as two years following termination of employment to as little as six months in the event a change in control were to occur. In the table above, we have not assigned any value to a potential cutback.

Early Retirement

Mr. Kowalski was eligible to take early retirement on January 31, 2013. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $1,257,209 per year had he retired effective January 31, 2013, subject to applicable offsets by benefits payable under Social Security.

Mr. Fernandez was eligible to take early retirement on January 31, 2013. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $640,289 per year had he retired effective January 31, 2013, subject to applicable offsets by benefits payable under Social Security.

Mr. King was eligible to take early retirement on January 31, 2013. His early retirement benefit under the Pension Plan, the Excess Plan and the Supplemental Plan would have been approximately $411,760 per year had he retired effective January 31, 2013, subject to applicable offsets by benefits payable under Social Security.

Death or Disability

If any of the named executive officers had died or become disabled on January 31, 2013, stock options then unvested would have early vested. The value of such early vesting is shown in the columns labeled "Early Vesting of Stock Options" in the table on page PS-69. If any of the named executive officers had died or become disabled on January 31, 2013, certain performance-based restricted stock units and time-vesting restricted stock units would have early vested. The value of such early vesting would have been as follows for each of the named executive officers on January 31, 2013: Mr. Kowalski, $4,634,040; Mr. McGuiness, $1,262,400; Mr. Fernandez, $2,895,630; Mr. Cumenal, $3,490,983; and Mr. King, $1,475,430.

DIRECTOR COMPENSATION TABLE
Fiscal 2012

Name	Fees Earned or Paid in Cash ($)(a)	Option Awards ($) (b) (c)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (d)	All Other Compensation ($)	Total ($)
Rose Marie Bravo	$ 75,000	$ 61,517	$ 58,637	$ 42,403	$ 0	$ 237,557
Gary E. Costley	$ 90,000	$ 61,517	$ 58,637	N/A	$ 0	$ 210,154
Lawrence K. Fish	$ 90,000	$ 61,517	$ 58,637	N/A	$ 0	$ 210,154
Abby F. Kohnstamm	$ 75,000	$ 61,517	$ 58,637	N/A	$ 0	$ 195,154
Charles K. Marquis	$ 90,000	$ 61,517	$ 58,637	$ 2,742	$ 0	$ 212,896
Peter W. May	$ 75,000	$ 61,517	$ 58,637	N/A	$ 0	$ 195,154
J. Thomas Presby	$ 18,750	$ 0	$ 0	N/A	$ 0	$ 18,750
William A. Shutzer	$ 90,000	$ 61,517	$ 58,637	$ 9,303	$ 0	$ 219,457
Robert S. Singer	$ 76,250	$ 61,517	$ 58,637	N/A	$ 0	$ 196,404

Notes to Director Compensation Table

(a) Includes amounts deferred under the Executive Deferral Plan.

(b) Amounts shown represent the grant-date fair value for stock options granted for Fiscal 2012. In valuing option awards the Company made certain assumptions. For a discussion of those assumptions, please refer to Part II of the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2013. See Note N. "STOCK COMPENSATION PLANS," in Notes to Consolidated Financial Statements, under Item 8. Financial Statements and Supplementary Data.

(c) Supplementary Table: Outstanding Director Option Awards at Fiscal Year End

Name	Aggregate Number of Option Awards Outstanding at Fiscal Year End (number of underlying shares)
Rose Marie Bravo	61,432
Gary E. Costley	9,215
Lawrence K. Fish	15,355
Abby F. Kohnstamm	61,432
Charles K. Marquis	61,432
Peter W. May	33,932
J. Thomas Presby	11,337
William A. Shutzer	61,432
Robert S. Singer	2,878

(d) The actuarial valuation shown takes into account the current age of the director and is based on the following assumptions consistent with those used in preparing the Pension Plan financial statements: RP 2000 Male/Female Mortality Table Projected to the date of each future cash flow (i.e. a "fully generational" mortality projection); a change in discount rate 5.0% to 4.5% and assumed retirement age of 65 (if the director is over age 65, the director is assumed to retire on January 31, 2013). This column does not include earnings under the Deferral Plan because the Deferral Plan does not pay above-market or preferential earnings on compensation that is deferred. Where an N/A appears, the director is not eligible for this benefit.

Discussion of Director Compensation Table

Directors who are not employees of the Company or its subsidiaries are paid or provided with the following for their service on the Board:

- An annual retainer of $75,000;
- An additional annual retainer of $20,000 to the chairperson of the Audit Committee, and $15,000 each to the chairperson of the Compensation, Corporate Social Responsibility, Finance and Nominating/Corporate Governance Committee;
- Equity compensation, as discussed below; and
- A retirement benefit, also discussed below, for directors first elected prior to January 1, 1999.

Under Tiffany's Executive Deferral Plan, directors may defer up to one hundred percent (100%) of their cash compensation and invest the amounts they defer in various accounts and funds established under the plan. However, the Company does not guarantee any return on said investments. The following table provides data concerning director participation in this plan:

Name	Director Contribution In Last Fiscal Year ($)	Registrant Contribution In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Last Fiscal Year End ($)
Gary E. Costley	$ 0	$ 0	$ 27,273	$ 0	$ 196,935
Charles K. Marquis	$ 0	$ 0	$ 51,889	$ 0	$ 545,898
William A. Shutzer	$ 0	$ 0	$ 176,018	$ 0	$1,073,336

Tiffany also reimburses directors for expenses they incur in attending Board and committee meetings, including expenses for travel, food and lodging.

Each director receives annual equity compensation with a value of $125,000 on grant, half in the form of a 10-year term stock option (vested immediately) and half in the form of restricted stock units (payable after one-year of service or on retirement, at the prior election of the director). All options have a strike price equal to fair market value on the date of grant. Directors joining the board between annual meetings will receive a pro-rated annual grant.

Directors first elected prior to January 1, 1999 who retire as non-employee directors with five or more years of Board service are also entitled to receive an annual retirement benefit equal to $38,000, payable at the later of age 65 or the retirement date. This benefit is payable quarterly and continues for a period of time equal to the director's length of service on the Board, including periods served as an employee director, or until death, if earlier. Directors Bravo, Marquis and Shutzer are the only directors entitled to participate in this benefit plan.

Mr. Kowalski is an employee of Tiffany. He therefore receives no separate compensation for his service as director.

EQUITY COMPENSATION PLAN INFORMATION
(As of Fiscal Year 2012)

	Column A	Column B	Column C
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders	2,972,289[a]	$ 45.68	3,823,394[b]
Equity compensation plans not approved by security holders	0	0	0
Total	2,972,289[a]	$ 45.68	3,823,394[b]

(a) Shares indicated do not include 1,882,794 shares issuable under awards of stock units already made.

(b) Shares indicated are the aggregate of those available for grant under the Company's 2005 Employee Incentive Plan (the "Employee Plan") and the Company's 2008 Directors Equity Plan (the "Directors Plan"). All plans provide for the issuance of options and stock awards. However, under both plans the maximum number of shares that may be issued (13,500,000 under the Employee Plan and 1,000,000 under the Directors Plan) is subject to reduction by 1.58 shares for each share that is delivered on vesting of a stock award. Column C reflects this reduction assuming that all shares granted as stock awards will vest.

PERFORMANCE OF COMPANY STOCK

The following graph compares changes in the cumulative total shareholder return on Tiffany & Co.'s stock for the previous five fiscal years to returns for the same five-year period on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Consumer Discretionary Index. Cumulative shareholder return is defined as changes in the closing price of the stock on the New York Stock Exchange, plus the reinvestment of any dividends paid on the stock.



Comparison of Cumulative Five Year Total Return
$250
$200
$150
$100
$50
$0
Tiffany & Co.
S&P 500 Index
S&P 500 Consumer Discretionary Index
1/31/08
1/31/09
1/31/10
1/31/11
1/31/12
1/31/13

ASSUMES AN INVESTMENT OF $100 ON JANUARY 31, 2008 IN COMPANY STOCK AND IN EACH OF THE TWO INDICES. THE REINVESTMENT OF ANY SUBSEQUENT DIVIDENDS IS ALSO ASSUMED.

TOTAL RETURNS ARE BASED ON MARKET CAPITALIZATION; INDICES ARE WEIGHTED AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.

DISCUSSION OF PROPOSALS PRESENTED BY THE BOARD

Item 1. Election of Directors

Each year, we elect directors at an Annual Meeting of Stockholders. At the 2013 Annual Meeting, nine directors will be elected. Each of them will serve until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office.

It is not anticipated that any of this year's nominees will be unable to serve as a director but, if that should occur before the Annual Meeting, the Board may either propose another nominee or reduce the number of directors to be elected. If another nominee is proposed, you or your proxy will have the right to vote for that person at the Annual Meeting.

Why the Nominees were Chosen to Serve. Each of the nine nominees for director was recommended for nomination by the Nominating/Corporate Governance Committee and nominated by the full Board to stand for election by the stockholders. The specific experience and qualifications that led the Nominating/Corporate Governance Committee to recommend each nominee is set forth in the brief biographies that follow, and all of the nominees have demonstrated through their service on the Board, their skills as insightful questioners and collaborative decision-makers and their ability to express differing viewpoints in a collegial and constructive fashion. Each of the nominees has many and diverse skill sets, but those skills that most stand out are identified below at the end of each biography as "Key Skills."

Information concerning each of the nominees of the Board is set forth below:

Michael J. Kowalski Mr. Kowalski, 61, is Chairman of the Board and Chief Executive Officer of Tiffany & Co. He succeeded William R. Chaney as Chairman at the end of Fiscal 2002 and as Chief Executive Officer in February 1999. Prior to his appointment as President in January 1996, he was an Executive Vice President of Tiffany & Co., a position he had held since March 1992. Mr. Kowalski also served as Tiffany & Co.'s Chief Operating Officer from January 1997 until his appointment as Chief Executive Officer. He became a director of Tiffany & Co. in January 1995. Mr. Kowalski also serves on the Board of The Bank of New York Mellon. The Bank of New York Mellon is Tiffany's principal banking relationship, serving as Administrative Agent and a lender under a Revolving Credit Facility, and as the trustee and an investment manager for Tiffany's employee pension plan. Mr. Kowalski holds a B.S. from the University of Pennsylvania's Wharton School and an M.B.A. from the Harvard Business School. He has been a director of the following public companies during the past five years: Fairmont Hotels & Resorts, Inc. Key Skills: merchandising, management, strategic planning and motivation.

Rose Marie Bravo Ms. Bravo, CBE, 62, became a director of Tiffany & Co. in October 1997 when she was selected by the Board to fill a newly created directorship. Ms. Bravo previously served as Chief Executive Officer of Burberry Limited from 1997 until 2006 and as President of Saks Fifth Avenue from 1992 to 1997. Prior to Saks, Ms. Bravo held a series of merchandising jobs at Macy's, culminating in the Chairman & Chief Executive Officer role at I. Magnin, which was a division of R. H. Macy & Co. Ms. Bravo serves on the Board of Directors of Estee Lauder Companies Inc. and on the Compensation and its Stock Option Subcommittee of that Board. She also serves on the Board of Directors of Williams-Sonoma, Inc. and its Compensation Committee. Key Skills: brand management, merchandising and product development.

PROXY STATEMENT

Gary E. Costley Dr. Costley, 69, was first elected to the Board in May 2007. He served as Chairman and Chief Executive Officer of International Multifoods Corporation, a manufacturer and marketer of branded consumer food and food service products, from November 1997 until his retirement in June 2004. Dr. Costley was Dean of the Graduate School of Management at Wake Forest University from 1995 until 1997. Dr. Costley held numerous positions at the Kellogg Company from 1970 until June 1994 when he was President of Kellogg North America. He is a director of three other public companies: The Principal Financial Group, Covance Inc. and Prestige Brands Holdings, Inc. He has been a director of the following public companies during the past five years: Pharmacopeia and Accelysis. Key Skills: multi-divisional operations, global management, marketing and manufacturing.

Lawrence K. Fish Mr. Fish, 68, retired as Chairman and Chief Executive Officer of Citizens Financial Group, Inc. ("Citizens") in 2007. He served in that role since 2005, and before that as Chairman, President and Chief Executive Officer of Citizens from 1992. Mr. Fish is a member of the Corporation and Executive Committee of Massachusetts Institute of Technology and an Overseer Emeritus of the Boston Symphony Orchestra. He serves as Chairman of Houghton Mifflin Harcourt, on the board of Textron and as Chairman of its Nominating and Corporate Governance Committee and on the board of National Bank Holdings. He also serves as a Trustee Emeritus of The Brookings Institution. Mr. Fish was first elected a director of the Company in May 2008. He has been a director of the following public companies during the past five years: Royal Bank of Scotland. Key Skills: risk analysis, finance, brand management and community banking.

Abby F. Kohnstamm Ms. Kohnstamm, 59, is the President and founder of Abby F. Kohnstamm & Associates, Inc., a marketing and consulting firm. Prior to establishing her company in January 2006, Ms. Kohnstamm served as Senior Vice President, Marketing (Chief Marketing Officer) of IBM Corporation from 1993 through 2005. In that capacity, she had overall responsibility for all aspects of marketing across IBM on a global basis. She was also a member of the Corporate Executive Committee, which advised the Chairman and CEO on policy issues and the management of IBM and a member of the Strategy Team, which focused on IBM's strategic direction and emerging business opportunities. A few of Ms. Kohnstamm's major accomplishments at IBM included developing IBM's first professional marketing function and key marketing processes, as well as repositioning and relaunching the IBM brand from a weakened position to one of today's top global brands. Before joining IBM, Ms. Kohnstamm held a number of senior marketing positions at American Express from 1979 through 1993. Ms. Kohnstamm joined the Board of Directors of World Fuel Services Corporation as of January 1, 2012. She is also a member of the Board of Directors of the Roundabout Theatre Company and is a Trustee Emeritus of Tufts University after serving 10 years on the Board of Trustees. She became a director of Tiffany & Co. in July 2001. She has been a director of the following public companies during the past five years: The Progressive Corporation. She holds a B.A. from Tufts University, an M.A. in Education from New York University and an M.B.A. from New York University. Key Skills: brand management, global management, strategic planning and media management.

Charles K. Marquis Mr. Marquis, 70, is a Senior Advisor to Investcorp International, Inc. From 1974 through 1998, he was a partner in the law firm of Gibson, Dunn & Crutcher L.L.P., where he practiced securities and mergers and acquisitions law. He was elected a director of Tiffany & Co. in 1984. He has been a director of the following public companies during the past five years: CSK Auto. Key Skills: finance, risk analysis, crisis management and investor relations.

Peter W. May Mr. May, 70, is President and a founding partner of Trian Fund Management, L.P., a New York-based asset management firm. Mr. May also serves as non-executive Vice Chairman and a director of The Wendy's Company (formerly Wendy's/Arby's Group, Inc. and previously Triarc Companies, Inc. ("Triarc")) (NASDAQ GS:WEN). Mr. May served as a director of Deerfield Capital Corp. (NASDAQ CM:DFR) from December 2007 to June 2010, and as a director of Encore Capital Group, Inc. (NASDAQ GS:ECPG) from February 1998 to May 2007. Mr. May also served as President and Chief Operating Officer of Triarc from April 1993 through June 2007. Prior to joining Triarc, Mr. May was President and Chief Operating Officer of Trian Group, Limited Partnership, which provided investment banking and management services for entities controlled by him and Nelson Peltz. From 1983 to December 1988, Mr. May served as President and Chief Operating Officer and a director of Triangle Industries, Inc., which, through wholly-owned subsidiaries, was, at the time, a manufacturer of packaging products (through American National Can Company), copper electrical wire and cable and steel conduit and currency and coin handling products. Mr. May is the Chairman of the Board of Trustees of The Mount Sinai Medical Center in New York, a Trustee of the University of Chicago, a Trustee of Carnegie Hall and a Trustee of the New York Philharmonic, and a partner of the Partnership for New York City. Mr. May holds AB and MBA degrees from the University of Chicago and is a Certified Public Accountant (inactive). Mr. May was first elected a director of Tiffany & Co. in May 2008. Key Skills: multi-divisional operations, brand management, investor relations and finance.

William A. Shutzer Mr. Shutzer, 66, is a Senior Managing Director of Evercore Partners, a financial advisory and private equity firm. He previously served as a Managing Director of Lehman Brothers from 2000 through 2003, a Partner in Thomas Weisel Partners LLC, a merchant banking firm, from 1999 through 2000, as Executive Vice President of ING Baring Furman Selz LLC from 1998 through 1999, President of Furman Selz Inc. from 1995 through 1997 and as a Managing Director of Lehman Brothers and its predecessors from 1978 through 1994. He was elected a director of the Company in 1984. Mr. Shutzer is also a member of the Board of Directors of WebMedia Brands Inc. (formerly known as Jupiter Media Corp.) and ExamWorks Group, Inc. He was a member of the Board of Directors of American Financial Group from 2003 to 2006. He has been a director of the following public companies during the past five years: CSK Auto (2002-2008) and Turbochef Technologies (2003-2009). Key Skills: finance, investor relations and strategic development.

Robert S. Singer Mr. Singer, 61, served as Chief Executive Officer of Barilla Holding S.p.A, a major Italian food company, from January 2006 to April 2009. From May 2004 to September 2005, Mr. Singer served as President and Chief Operating Officer of Abercrombie & Fitch Co., an American clothing retailer. Prior to joining Abercrombie, Mr. Singer served as Chief Financial Officer of Gucci Group NV, a leading luxury goods company, from September 1995 to April 2004. From 1987 to 1995, Mr. Singer was a Partner at Coopers & Lybrand. From April 2006 to April 2010, Mr. Singer was a director and the chairman of the compensation committee of Benetton S.p.A. From 2003 to 2006, Mr. Singer served on the Board of Directors of Fairmont Hotels & Resorts, Inc., and as Chairman of the audit committee from 2004 to 2006. Mr. Singer currently serves on the board of directors of several non-public companies. He has been a director of the following public companies during the past five years: Mead Johnson Nutrition since February 2009. Mr. Singer was first elected a director of Tiffany & Co. in May 2012. Key Skills: accounting, global retail, financial and general management of luxury good brands.

In the event that any of the current directors standing for reelection does not receive a majority of "for" votes of the votes cast for or against his or her candidacy, such person would continue to serve as a director until he or she is succeeded by another qualified director or until his or her earlier resignation or removal from office. Each of the nominees for director has agreed to tender his or her resignation in the event that he or she does not receive such a majority. Under the Corporate Governance Principles adopted by the Board, the Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation or whether other action should be taken. Please refer to Section 1.i of the Corporate Governance Principles, which are attached as Appendix I hereto, for further information about the procedure that would be followed in the event of such an election result.

THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NINE NOMINEES FOR DIRECTOR.

Item 2. Appointment of the Independent Registered Public Accounting Firm

The Audit Committee has appointed and the Board has ratified the appointment of PricewaterhouseCoopers LLP ("PwC") as the independent registered public accounting firm to audit the Company's consolidated financial statements for Fiscal 2013. As a matter of good corporate governance, we are asking you to approve this selection.

PwC has served as the Company's independent registered public accounting firm since 1984.

A representative of PwC will be in attendance at the Annual Meeting to respond to appropriate questions raised by stockholders and will be afforded the opportunity to make a statement at the meeting, if he or she desires to do so.

The Board may review this matter if this appointment is not approved by the stockholders.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2013.

Item 3. Approval of the Compensation paid to the Named Executive Officers

Rule 14a-21(a) was adopted by the Securities and Exchange Commission ("SEC"). It was adopted under the Securities Exchange Act of 1934, as amended by the Dodd-Frank Act (the "Dodd-Frank Amendments"), and requires the Company to include in its proxy statement, at least once in every three years, a separate stockholder advisory vote to approve the compensation of the Company's named executive officers. Accordingly, we are presenting the following resolution for the vote of the stockholders at the 2013 Annual Meeting:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934 in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion be and hereby is APPROVED.

The disclosed compensation paid to the Company's named executive officers (Messrs. Kowalski, McGuiness, Fernandez, Cumenal and King) for which your approval is sought may be found on pages PS-25 through PS-76 inclusive of this Proxy Statement.

At the 2012 Annual Meeting, the Company included in its proxy statement a separate stockholder advisory vote to approve the compensation of the Company's named executive officers. The Company's Say on Pay proposal passed with 95.7% of the stockholder votes in favor of the Company's compensation program. Of the "against" votes, 6.9% were abstaining shares. The Committee considered stockholder approval of the compensation program when the Committee left the program unchanged for Fiscal 2013.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS IN FISCAL 2012.

OTHER MATTERS

Stockholder Proposals for Inclusion in the Proxy Statement for the 2014 Annual Meeting

If you wish to submit a proposal to be included in the Proxy Statement for our 2014 Annual Meeting, we must receive it no later than December 6, 2013. Proposals should be sent to the Company at 727 Fifth Avenue, New York, New York 10022, addressed to the attention of Patrick B. Dorsey, Corporate Secretary (Legal Department).

Other Proposals

Our By-laws set forth certain procedures for stockholders of record who wish to nominate directors or propose other business to be considered at an annual meeting. In addition, we will have discretionary voting authority with respect to any such proposals to be considered at the 2014 Annual Meeting unless the proposal is submitted to us no earlier than January 16, 2014 and no later than February 15, 2014 and the stockholder otherwise satisfies the requirement of SEC Rule 14a-4.

Householding

The SEC allows us to deliver a single proxy statement and annual report to an address shared by two or more of our stockholders. This delivery method, referred to as "householding," can result in significant cost savings for us. In order to take advantage of this opportunity, the Company and banks and brokerage firms that hold your shares have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, may obtain one, without charge, by addressing a request to Annual Report Administrator, Tiffany & Co., 200 Fifth Avenue, 14th floor, New York, New York 10010 or by calling 212-230-5302. You may also obtain a copy of the proxy statement and annual report from the Company's website www.tiffany.com, by clicking "Investors" at the bottom of the page, and selecting "Financial Information" from the left-hand column. Stockholders of record sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future should submit their request by contacting us in the same manner. If you are the beneficial owner, but not the record holder, of the Company's shares and wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Reminder to Vote

Please be sure to either complete, sign and mail the enclosed proxy card in the return envelope provided or call in your instructions or vote by Internet as soon as you can so that your vote may be recorded and counted.

BY ORDER OF THE BOARD OF DIRECTORS



Patrick B. Dorsey
Secretary

New York, New York
April 5, 2013

Tiffany & Co.
(a Delaware corporation)

Corporate Governance Principles

(as amended and restated March 17, 2011)

1. *Director Qualification Standards; Size of the Board; Audit Committee Service.*

a. A majority of the directors shall meet the independence requirements set forth in Section 303A.01 and .02 of the New York Stock Exchange Corporate Governance Rules. A director shall not be deemed to have met such independence requirements unless the Board has affirmatively determined that it be so. In making its determination of independence, the Board shall broadly consider all relevant facts and circumstances and assess the materiality of each director's relationship(s) with the Corporation and/or its subsidiaries. If a director is determined by the Board to be independent, all relationships, if any, that such director has with the Corporation and/or its subsidiaries which were determined by the Board to be immaterial to independence shall be disclosed in the Corporation's annual proxy statement.

b. A director shall be younger than age 72 when elected or appointed and a director shall not be recommended for re-election by the stockholders if such director will be age 72 or older on the date of the annual meeting or other election in question, provided that the Board of Directors may, by specific resolution, waive the provisions of this sentence with respect to an individual director whose continued service is deemed uniquely important to the Corporation.

c. A director need not be a stockholder to qualify as a director, but shall be encouraged to become a stockholder by virtue of the Corporation's policies and plans with respect to stock options and stock ownership for directors and otherwise.

d. Consistent with 1.a. above, candidates for director shall be selected on the basis of their business experience and expertise, with a view to supplementing the business experience and expertise of management and adding further substance and insight into board discussions and oversight of management. The Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become directors, and for recommending to the Board director nominees for the next annual meeting of the stockholders.

e. From time to time, the Nominating/Corporate Governance Committee will recommend to the Board the number of directors constituting the entire Board. Based upon that recommendation, the current nature of the Corporation's business, and the talents and business experience of the existing roster of directors, the Board believes that nine directors is an appropriate number at this time.

f. The Board shall be responsible for determining the qualification of an individual to serve on the Audit Committee as a designated "audit committee financial expert," as required by applicable rules of the SEC under Section 407 of the Sarbanes-Oxley Act. In addition, to serve on the Audit Committee, a director must meet the standards for independence set forth in Section 301 of the Sarbanes-Oxley Act. To those ends, the Nominating/Corporate Governance Committee will coordinate with the Board in screening any new candidate for audit committee financial expert or who will serve on the Audit Committee and in evaluating whether to re-nominate any existing director who may serve in the capacity of audit committee financial expert or who may serve on the Audit Committee. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then, in the case of each such Audit Committee member, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation's Audit Committee and disclose such determination in the Corporation's annual proxy statement.

g. Any director who changes his or her employer or otherwise has a significant change in job responsibilities, or who accepts or intends to accept a directorship with another public company (or with any other organization that would require a significant time commitment) that he or she did not hold when such director was most recently elected to the Board, shall (1) advise the secretary of the Corporation of such change or directorship and (2) submit to the Nominating/Corporate Governance Committee, in care of the secretary, a signed letter, addressed to such Committee, resigning as a director of the Corporation effective upon acceptance of such resignation by such Committee but void *ab initio* if not accepted by such Committee within ten (10) days of receipt by the secretary. The secretary of the Corporation shall promptly advise the members of the Nominating/Corporate Governance Committee of such advice and receipt of such letter. The Nominating/Corporate Governance Committee shall promptly meet and consider, in light of the circumstances, the continued appropriateness of such director's membership on the Board and each committee of the Board on which such director participates. In some instances, taking into account all relevant factors and circumstances, it may be appropriate for the Nominating/Corporate Governance Committee to accept such resignation, to recommend to the Board that the director cease participation on one or more committees, or to recommend to the Board that such director not be re-nominated to the Board.

h. Subject to 1.b. above, directors of the Corporation are not subject to term limits. However, the Nominating/Corporate Governance Committee will consider each director's continued service on the Board each year and recommend whether each director should be re-nominated to the Board. Each director will be given an opportunity to confirm his or her desire to continue as a member of the Board.

i. The Corporation has amended its By-Laws to provide for majority voting in the election of directors. In uncontested elections, directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. The Nominating/Corporate Governance Committee (or comparable committee of the Board) shall establish procedures for any director who is not elected to tender his or her resignation. The Nominating/Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating/Corporate Governance Committee's recommendation within 90 days following certification of the election results. In determining whether or not to recommend that the Board of Directors accept any resignation offer, the Nominating/Corporate Governance Committee shall be entitled to consider all factors believed relevant by such Committee's members. Unless applicable to all directors, the director(s) whose resignation is under consideration is expected to recuse himself or herself from the Board vote. Thereafter, the Board will promptly disclose its decision regarding the director's resignation offer (including the reason(s) for rejecting the resignation offer, if applicable) in a Form 8-K furnished to the Securities and Exchange Commission. If the Board accepts a director's resignation pursuant to this process, the Nominating/Corporate Governance Committee shall recommend to the Board whether to fill such vacancy or reduce the size of the Board. If, for any reason, the Board of Directors is not elected at an annual meeting, they may be elected thereafter at a special meeting of the stockholders called for that purpose in the manner provided in the By-laws.

j. Including service on the Board of Directors of the Corporation, no director shall serve on the board of directors (or any similar governing body) of more than six public companies.

2. *Attendance and Participation at Board and Committee Meetings.*

a. Directors shall be expected to attend six regularly scheduled board meetings in person, if practicable, or by telephone, if attendance in person is impractical. Directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled board meetings will be practicable.

b. For committees on which they serve, directors shall be expected to attend regularly scheduled meetings in person, if practicable, or by telephone, if attendance in person is impractical or if telephone participation is the expected means of participation. For committees on which they serve, directors should attempt to organize their schedules in advance so that attendance at all regularly scheduled committee meetings will be practicable.

c. Directors shall attempt to make time to attend, in person or by telephone, specially scheduled meetings of the Board or those committees on which they serve.

d. Directors shall, if practicable, review in advance all meeting materials provided by management, the other directors or consultants to the Board.

e. Directors shall familiarize themselves with the policies and procedures of the Board with respect to business conduct, ethics, confidential information and trading in the Corporation's securities.

f. Nothing stated herein shall be deemed to limit the duties of directors under applicable law.

3. *Director Access to Management and Independent Advisors.*

a. Executive officers of the Corporation and its subsidiaries shall make themselves available, and shall arrange for the availability of other members of management, employees and consultants, so that each director shall have full and complete access with respect to the business, finances and accounting of the Corporation and its subsidiaries.

b. The chief financial officer and the chief legal officer of the Corporation will regularly attend Board meetings (other than those portions of Board meetings that are reserved for independent or non-management directors or those portions in which the independent or non-management directors meet privately with the chief executive officer) and the Board encourages the chief executive officer to invite other executive officers and non-executive officers to Board meetings from time to time in order to provide additional insight into items being discussed and so that the Board may meet and evaluate persons with potential for advancement.

c. If the charter of any Board committee on which a director serves provides for access to independent advisors, any executive officer of the Corporation is authorized to arrange for the payment of the reasonable fees of such advisors at the request of such a committee acting by resolution or unanimous written consent.

4. *Director Compensation.*

a. Directors shall be compensated in a manner and at a level sufficient to encourage exceptionally well-qualified candidates to accept service upon the Board and to retain existing directors. The Board believes that a meaningful portion of a director's compensation should be provided in, or otherwise based upon appreciation in the market value of, the Corporation's Common Stock. Compensation of the directors shall be determined by the Nominating/Corporate Governance Committee.

b. To help determine the form and amount of director compensation, the staff of the Corporation shall, if requested by the Nominating/Corporate Governance Committee, provide such committee with data drawn from public company filings with respect to the fees and emoluments paid to outside directors by comparable public companies.

c. Contributions to charities with which an independent or non-management director is affiliated will not be used as compensation to such a director and management will use special efforts to avoid any appearance of impropriety in connection with such contributions, if any.

d. Management will advise the Board should the Corporation or any subsidiary wish to enter into any direct financial arrangement with any director for consulting or advisory services, or into any arrangement with any entity affiliated with such director by which the director may be indirectly benefited, and no such arrangement shall be consummated without specific authorization from the Board.

5. *Director Orientation and Continuing Education.*

a. Each executive officer of the Corporation shall meet with each new director and provide an orientation into the business, finance and accounting of the Corporation.

b. Each director shall be reimbursed for reasonable expenses incurred in pursuing continuing education with respect to his/her role and responsibilities to the stockholders and under law as a director.

6. *Management Succession.*

a. The Board, assisted by the Corporate Nominating/Corporate Governance Committee, shall select, evaluate the performance of, retain or replace the chief executive officer. Such actions will be taken with (i) a view to the effectiveness and execution of strategies propounded by and decisions taken by the chief executive officer with respect the Corporation's long-term strategic plan and long-term financial returns and (ii) applicable legal and ethical considerations.

b. In furtherance of the foregoing responsibilities, and in contemplation of the retirement, or an exigency that requires the replacement, of the chief executive officer, the Board shall, in conjunction with the chief executive officer, oversee the selection and evaluate the performance of the other executive officers.

7. *Annual Performance Evaluation of the Board.*

a. The Nominating/Corporate Governance Committee is responsible to assist the Board in the Board's oversight of the Board's own performance in the area of corporate governance.

b. Annually, each director will participate in an assessment of the Board's performance in the area of corporate governance. The results of such self-assessment will be provided to each director.

8. *Matters for Board Review, Evaluation and/or Approval.*

a. The Board is responsible under the law of the State of Delaware to review and approve significant actions by the Corporation including major transactions (such as acquisitions and financings), declaration of dividends, issuance of securities and appointment of officers of the Corporation.

b. The Board is responsible, either through its committees, or as guided by its committees, for those matters which are set forth in the respective charters of the Audit, Nominating/Corporate Governance and Compensation Committees or as otherwise set forth in the corporate governance rules of the New York Stock Exchange.

c. The following matters, among others, will be the subject of Board deliberation:

i. annually, the Board will review and if acceptable approve the Corporation's operating plan for the fiscal year, as developed and recommended by management;

ii. at each regularly scheduled meeting of the Board, the directors will review actual performance against the operating plan;

iii. annually, the Board will review and if acceptable approve the Corporation's five-year strategic plan, as developed and recommended by management;

iv. from time to time, the Board will review topics of relevance to the approved or evolving strategic plan, including such topics identified by the Board and those identified by management;

v. annually, the charters of the Audit, Nominating/Corporate Governance and Compensation Committees will be reviewed and, if necessary, modified, by the Board;

vi. annually, the delegation of authority to officers and employees for day-to-day operating matters of the Corporation and its subsidiaries will be reviewed and if acceptable approved by the Board;

vii. annually, the Corporation's investor relations program will be reviewed by the Board;

viii. annually, the schedule of insurance coverage for the Corporation and its subsidiaries will be reviewed by the Board;

ix. annually, the status of various litigation matters in which the Corporation and its subsidiaries are involved will be presented to and discussed with the Board;

x. annually, the Corporation's policy with respect to the payment of dividends will be reviewed and if acceptable approved by the Board;

xi. annually, the Corporation's program for use of foreign currency hedges and forward contracts will be reviewed and if acceptable approved by the Board; and

xii. from time to time, the Corporation's use of any stock re-purchase program approved by the Board will be reviewed by the Board.

9. *Management's Responsibilities.*

Management is responsible to operate the Corporation with the objective of achieving the Corporation's operating and strategic plans and building value for stockholders on a long-term basis. In executing those responsibilities management is expected to act in accordance with the policies and standards established by the Board (including these principles), as well as in accordance with applicable law and for the purpose of maintaining the value of the trademarks and business reputation of the Corporation's subsidiaries. Specifically, the chief executive officer and the other executive officers are responsible for:

a. producing, under the oversight of the Board and the Audit Committee, financial statements for the Corporation and its consolidated subsidiaries that fairly present the financial condition, results of operation, cash flows and related risks in accordance with generally accepted accounting principles, for making timely and complete disclosure to investors, and for keeping the Board and the appropriate committees of the Board informed on a timely basis as to all matters of significance;

b. developing and presenting the strategic plan, proposing amendments to the plan as conditions and opportunities dictate and for implementing the plan as approved by the Board;

c. developing and presenting the annual operating plans and budgets and for implementing those plans and budgets as approved by the Board;

d. creating an organizational structure appropriate to the achievement of the strategic and operating plans and recruiting, selecting and developing the necessary managerial talent;

e. creating a working environment conducive to integrity, business ethics and compliance with applicable legal and Corporate policy requirements;

f. developing, implementing and monitoring an effective system of internal controls and procedures to provide reasonable assurance that: the Corporation's transactions are properly authorized; the Corporation's assets are safeguarded against unauthorized or improper use; and the Corporation's transactions are properly recorded and reported. Such internal controls and procedures also shall be designed to permit preparation of financial statements for the Corporation and its consolidated subsidiaries in conformity with generally accepted accounting principles and any other legally required criteria applicable to such statements; and

g. establishing, maintaining and evaluating the Corporation's disclosure controls and procedures. The term "disclosure controls and procedures" means controls and other procedures of the Corporation that are designed to ensure that information required to be disclosed by the Corporation in the reports filed by it under the Securities Exchange Act of 1934 (the "Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Corporation in the reports it files under the Act is accumulated and communicated to the Corporation's management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure. To assist in carrying out this responsibility, management has established a Disclosure Control Committee, whose membership is responsible to the Audit Committee, to the chief executive officer and to the chief financial officer, and includes the following officers or employees of the Corporation: the president, the chief legal officer, the head of finance, the chief information officer, the controller, the head of internal audit & financial controls, the investor relations officer and the treasurer.

10. *Meeting Procedures.*

a. The Board shall determine whether the offices of chairman of the board and chief executive officer shall be held by one person or by separate persons, and whether the person holding the office of chairman of the board shall be "independent" or not. An "independent" director meets the requirements for "independence" as referenced in item 1.a above. "Non-management" directors include those who are independent and those who, while not independent, are not currently employees of the Corporation or one of its subsidiaries.

b. The chairman of the board will establish the agenda for each Board meeting but the chairman of the board will include in such agenda any item submitted by the presiding independent director (see item 11.c below). Each Board member is free to suggest the inclusion of items on the agenda for any meeting and the chairman of the board will consider them for inclusion.

c. Management shall be responsible to distribute information and data necessary to the Board's understanding of all matters to be considered and acted upon by the Board; such materials shall be distributed in writing to the Board sufficiently in advance so as to provide reasonably sufficient time for review and evaluation. To that end, management has provided each director with access to a secure website where confidential and sensitive materials may be viewed. In circumstances where practical considerations do not permit advance circulation of written materials, reasonable steps shall be taken to allow more time for discussion and consideration, such as extending the duration of a meeting or circulating unanimous written consent forms, which may be considered and returned at a later time.

d. The chairman of the board shall preside over meetings of the Board.

e. If the chairman of the board is not independent, the independent directors may select from among themselves a "presiding independent director"; failing such selection, the chairman of the Nominating/Corporate Governance Committee shall be the presiding independent director. The presiding independent director shall be identified as such in the Corporation's annual proxy statement to facilitate communications by stockholders and employees with the non-management directors.

f. The non-management directors shall meet separately from the other directors in regularly scheduled executive session, without the presence of management directors and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

g. At least once per year the independent directors shall meet separately from the other directors in a scheduled executive session, without the presence of management directors, non-management directors who are not independent and executive officers of the Corporation. The presiding independent director shall preside over such meetings.

11. *Committees.*

a. The Board shall have an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee which shall have the respective responsibilities described in the charters of each committee. The membership of each such committee shall consist only of independent directors.

b. The Board may, from time to time, appoint one or more additional committees, such as a Dividend Committee and a Corporate Social Responsibility Committee.

c. The chairman of each Board committee, in consultation with the appropriate members of management and staff, will develop the committee's agenda. Management will assure that, as a general rule, information and data necessary to the committee's understanding of the matters within the committee's authority and the matters to be considered and acted upon by a committee are distributed to each member of such committee sufficiently in advance of each such meeting or action taken by written consent to provide a reasonable time for review and evaluation.

d. At each regularly scheduled Board meeting, the chairman of each committee or his or her delegate shall report the matters considered and acted upon by such committee at each meeting or by written consent since the preceding regularly scheduled Board meeting.

e. The secretary of the Corporation, or any assistant secretary of the Corporation, shall be available to act as secretary of any committee and shall, if invited, attend meetings of the committee and prepare minutes of the meeting for approval and adoption by the committee.

12. *Reliance.*

Any director of the Corporation shall, in the performance of such person's duties as a member of the Board or any committee of the Board, be fully protected in relying in good faith upon the records of the Corporation or upon such information, opinions, reports or statements presented by any of the Corporation's officers or employees, or committees of the Board, or by any other person as to matters the director reasonably believes are within such other person's professional or expert competence.

13. *Reference to Corporation's Subsidiaries.*

Where the context so requires, reference herein to the Corporation includes reference to the Corporation and/or any direct or indirect subsidiary of the Corporation whose financial results are consolidated with those of the Corporation for financial reporting purposes and reference to a subsidiary of the Corporation shall be reference to such a subsidiary.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer
Tiffany & Co.
(1995) 5 and 6

ROSE MARIE BRAVO, CBE
Chief Executive Officer (Retired),
Burberry Limited
(1997) 2 and 3

DR. GARY E. COSTLEY
Chairman and Chief Executive Officer (Retired),
International Multifoods Corporation
(2007) 1, 2*, 3 and 5

LAWRENCE K. FISH
Chairman and Chief Executive Officer (Retired),
Citizens Financial Group, Inc.
(2008) 1, 4 and 5*

ABBY F. KOHNSTAMM
President,
Abby F. Kohnstamm & Associates, Inc.
(2001) 1, 2, 3 and 5

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2 and 3*

PETER W. MAY
President and Founding Partner,
Trian Fund Management, L.P.
(2008) 2 and 4

WILLIAM A. SHUTZER
Senior Managing Director,
Evercore Partners
(1984) 4*

ROBERT S. SINGER
Former Chief Executive Officer
Barilla Holding SpA
(2012) 1*, 2 and 4

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES N. FERNANDEZ
Executive Vice President and
Chief Operating Officer

BETH O. CANAVAN
Executive Vice President

FREDERIC CUMENAL
Executive Vice President

JON M. KING
Executive Vice President

VICTORIA BERGER-GROSS
Senior Vice President –
Global Human Resources

PAMELA H. CLOUD
Senior Vice President –
Merchandising

PATRICK B. DORSEY
Senior Vice President –
General Counsel and Secretary

ANDREW W. HART
Senior Vice President –
Diamonds and Gemstones

PATRICK F. McGUINESS
Senior Vice President and
Chief Financial Officer

CAROLINE D. NAGGIAR
Senior Vice President and
Chief Marketing Officer

JOHN S. PETTERSON
Senior Vice President –
Operations and Manufacturing

(Indicates year joined Board)

Member of:
- (1) Audit Committee
- (2) Compensation Committee and Stock Option Subcommittee
- (3) Nominating/Corporate Governance Committee
- (4) Finance Committee
- (5) Corporate Social Responsibility Committee
- (6) Dividend Committee

* Indicates Committee Chair

STOCKHOLDER INFORMATION

Company Headquarters

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

Stock Exchange Listing

New York Stock Exchange, symbol TIF

Annual Meeting of Stockholders

Thursday, May 16, 2013, 9:30 a.m.
W New York – Union Square hotel, 201 Park Avenue South (at 17th Street), New York, New York

Website and Information Line

Tiffany's financial results, other information and reports filed with the Securities and Exchange Commission are available on our website at http://investor.tiffany.com. Certain information is also available on our Shareholder Information Line at 800-TIF-0110.

Investor and Financial Media Contact

Investors, securities analysts and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, by calling 212-230-5301 or by e-mailing mark.aaron@tiffany.com.

Transfer Agent and Registrar

Please direct your communications regarding individual stock records, address changes or dividend payments to: Computershare, PO Box 43006, Providence, RI 02940-3006 (for shareholder correspondence) or 250 Royall Street, Canton, MA 02021 (for overnight correspondence); 888-778-1307 or 201-680-6578; or www.computershare.com/investor.

Direct Stock Purchases and Dividend Reinvestment

The Computershare CIP Program allows investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered stockholder of the Company. The program's features also include dividend reinvestment. Computershare Trust Company, N.A. administers the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact Computershare at 888-778-1307 or 201-680-6578 or www.computershare.com/investor.

Store Locations

For a worldwide listing of TIFFANY & CO. stores, please visit www.tiffany.com.

Catalogs

Tiffany catalogs are automatically mailed to registered stockholders. To request a catalog, please call 800-526-0649.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017

Dividend Payments

Quarterly dividends on Tiffany & Co. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

Stock Price and Dividend Information

	2012	2011	2010	2009	2008
Stock price at end of fiscal year	$ 65.75	$ 63.80	$ 58.13	$ 40.61	$ 20.75

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2012			2011			2012	2011
Quarter	High	Low	Close	High	Low	Close		
First	$74.20	$63.29	$68.46	$69.72	$54.58	$69.44	$ 0.29	$ 0.25
Second	69.41	49.72	54.93	84.49	66.48	79.59	0.32	0.29
Third	65.92	52.76	63.22	80.99	56.21	79.73	0.32	0.29
Fourth	66.78	55.83	65.75	79.00	58.61	63.80	0.32	0.29

On March 19, 2013, the closing price of Tiffany & Co. Common Stock was $68.50 and there were 16,533 holders of record of the Company's Common Stock.

Certifications

Michael J. Kowalski and Patrick F. McGuiness have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1, 31.2, 32.1 and 32.2 of the Company's Form 10-K for the year ended January 31, 2013.

As required by the New York Stock Exchange ("NYSE"), on June 14, 2012, Michael J. Kowalski submitted his annual certification to the NYSE that stated he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Trademarks

THE NAMES TIFFANY, TIFFANY & CO., T&CO., THE COLOR TIFFANY BLUE, THE TIFFANY BLUE BOX, LUCIDA, THE TIFFANY MARK, ATLAS, SELECTIONS, RUBEDO AND OTHERS ARE TRADEMARKS OF TIFFANY (NJ) LLC, TIFFANY AND COMPANY AND THEIR AFFILIATES.

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THE TIFFANY ANNIVERSARY MORGANITE NECKLACE; TIFFANY SOLESTE® YELLOW DIAMOND RING; TIFFANY SOLESTE® RINGS WITH PINK AND WHITE DIAMONDS; TIFFANY 1837™ DESIGNS; ELSA PERETTI® BONE CUFF; ARDEN SHOULDER BAG; THE TIFFANY ANNIVERSARY TANZANITE NECKLACE; ROSE BRACELET OF DIAMONDS AND GEMSTONES.


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